UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November, 2008

Commission File Number: 000-25270

Ballard Power Systems Inc.

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(Translation of registrant’s name into English)

Canada

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(Jurisdiction of incorporation or organization)

9000 Glenlyon Parkway

Burnaby, BC

V5J 5J8

Canada

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☐ Form 20-F   ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ballard Power Systems Inc.

Date: November 24, 2008	By: /s/ Glenn Kumoi
Name:	Glenn Kumoi
Title:	VP Human Resources & Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Special Meeting of Securityholders and Management Information Circular

EXHIBIT 99.1

Ballard Power Systems Inc.

Notice of Special Meeting of Securityholders

and Management Information Circular

November 14, 2008

These materials are important and require your immediate attention. They require securityholders of Ballard Power Systems Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors.

If you have any questions or require more information with regard to voting your securities of Ballard Power Systems Inc., please contact D. F. King & Co., Inc. at (212) 269-5550 (call collect) or 1-888-887-1266 (toll free in North America).

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BALLARD POWER SYSTEMS INC.

9000 Glenlyon Parkway

Burnaby, B.C.

V5J 5J8

November 14, 2008

Dear Securityholder,

We invite you to attend a special meeting (the "Meeting") of the holders of common shares, stock options, restricted share units and deferred share units (the "Securityholders") of Ballard Power Systems Inc. ("Ballard") to be held at 1:00 pm (Vancouver time), on Thursday, December 18, 2008 at the Hilton Vancouver Metrotown, 6083 McKay Avenue, Burnaby, British Columbia, V5H 2W7. Your board of directors (the "Board of Directors") and management look forward to personally greeting you if you are able to attend.

The attached Notice of Special Meeting and Information Circular describe the formal business to be transacted at the Meeting. The principal purpose of the Meeting is to seek the approval of Securityholders for an arrangement (the "Arrangement") with Superior Plus Income Fund ("Superior Plus"). Under the Arrangement, Ballard will cause its entire business and operations, including all assets and liabilities, to be transferred to a new company ("Newco"), which will have all of the same assets, liabilities, directors, management and employees as Ballard has currently, except for Ballard’s tax attributes. Newco will also receive a cash payment of approximately C$46.3 million for allowing Superior Plus to use Ballard as the corporate vehicle through which Superior Plus will complete its conversion from an income trust to a corporation.

The key benefits Newco will derive from the Arrangement include: (1) the cash payment of approximately C$46.3 million which, net of expenses, will increase Newco’s cash reserves and shareholders’ equity by approximately C$41 million; (2) this increase in cash reserves is expected to allow Newco to execute its growth plan without any need for public market financing for the foreseeable future; and (3) the transfer of Ballard’s assets to Newco under the Arrangement is expected to create a new Canadian tax basis, which Newco may apply in sheltering future taxable income. Based on these benefits and other factors, including an opinion it received that the Arrangement is fair from a financial point of view to the Ballard Shareholders, the Board of Directors has unanimously approved the Arrangement and unanimously recommends that Securityholders vote FOR the Arrangement Resolution.

After completion of the Arrangement, the former holders of common shares of Ballard (the "Ballard Shareholders") will hold all of the outstanding shares of Newco and Newco will carry on the same business that Ballard carried on prior to the completion of the Arrangement. Former holders of stock options, restricted share units and deferred share units of Ballard (the "Ballard Rightsholders") will hold substantially the same rights in Newco.

The Arrangement will only take effect if a special resolution (the "Arrangement Resolution") is passed by Securityholders, such resolution requiring the positive approval of at least two thirds of the votes cast by Securityholders, voting together as a single class, in person or by proxy at the Meeting. For these purposes, Ballard Rightsholders will be entitled to one vote at the Meeting for each Ballard Share that Ballard Rightsholders are entitled to receive on exercise of their Ballard Rights.

At the Meeting, Ballard Shareholders will also be asked to consider and approve an ordinary resolution (the "Option Resolution") approving an increase in the number of shares reserved for issuance under our Share Distribution Plan and a corresponding decrease in the number shares reserved for issuance under our 2002 Option Plan. To be passed, the Option Resolution requires the positive approval of more than one half of the votes cast by Ballard Shareholders in person or by proxy at the Meeting (with Ballard Rightsholders being excluded from such vote unless they are also Ballard Shareholders, in which case they will be entitled to vote any Ballard Shares held).

The Arrangement is an important matter affecting the future of Ballard, and it is important that your Ballard Shares and Ballard Rights be represented at the Meeting. Regardless of whether you plan to attend the Meeting, please complete the appropriate enclosed forms of proxy (white in the case of Ballard Shares and yellow in the case of Ballard Rights) and return it in the manner described to ensure that you are represented at the Meeting.

We ask that you carefully review the enclosed materials and participate at the Meeting by voting your Ballard Shares and Ballard Rights.

Sincerely,

“John Sheridan”

John Sheridan

President and CEO

Your Vote Is Important

Please vote your Ballard Shares and Ballard Rights by promptly signing, dating and mailing your proxy card or voting instruction form today. Internet and telephone voting may also be available to you. Please refer to your proxy card or voting instruction form for instructions. If you have any questions regarding the materials or need assistance voting your Ballard Shares and Ballard Rights please call D. F. King & Co., Inc. at (212) 269-5550 (call collect) or 1-888-887-1266 (toll free in North America).

BALLARD POWER SYSTEMS INC.

9000 Glenlyon Parkway

Burnaby, B.C.

V5J 5J8

NOTICE OF SPECIAL MEETING

A special meeting (the "Meeting") of the holders of common shares, stock options, restricted share units and deferred share units (the "Securityholders") of Ballard Power Systems Inc. ("Ballard") will be held at 1:00 pm (Vancouver time), on Thursday, December 18, 2008 at the Hilton Vancouver Metrotown, 6083 McKay Avenue, Burnaby, British Columbia, V5H 2W7.

The purpose of the Meeting is for:

1.

Securityholders to consider, pursuant to an order of the Supreme Court of British Columbia dated November 10, 2008 (the "Interim Order") and, ifdeemed advisable, to pass a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act (the "CBCA") involving, among others, the Securityholders, Ballard, Newco and Superior Plus Income Fund, all as more particularly set forth and described in the accompanying management information circular of Ballard (the "Information Circular"); and

2.

holders of common shares of Ballard (the "Ballard Shareholders") to consider and, if deemed advisable, to pass an ordinary resolution (the "Option Resolution") to approve an increase in the number of shares reserved for issuance under our Share Distribution Plan and a corresponding decrease in the number of shares reserved for issuance under our 2002 Option Plan, all as more particularly set forth and described in the Information Circular.

In addition, Securityholders will be asked to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying Information Circular contains additional information relating to the subject matter of the Meeting, including the full text of the Arrangement Resolution and the Option Resolution.

If you are a registered Securityholder and are unable to attend the Meeting in person and wish to ensure that your Ballard Shares and Ballard Rights will be voted at the Meeting, you must complete, date and execute the enclosed forms of proxy (white in the case of Ballard Shares and yellow in the case of Ballard Rights) and deliver it by hand or by mail in accordance with the instructions set out in the forms of proxy and in the Information Circular accompanying this Notice. If you plan to attend the Meeting you must follow the instructions set out in the forms of proxy and in the Information Circular to ensure that your Ballard Shares and Ballard Rights will be voted at the Meeting.

Take notice that, pursuant to the Interim Order, if you are a registered Ballard Shareholder you may, prior to 4:00 pm (Vancouver time) on December 16, 2008, deliver a notice of dissent with respect to the Arrangement Resolution to the headquarters of Ballard at 9000 Glenlyon Parkway, Burnaby, B.C., V5J 5J8. As a result of delivering a notice of dissent, if Ballard completes the Arrangement, you will be entitled to be paid by Newco the fair value of your Ballard Shares, subject to strict compliance with Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement. Failure to strictly comply with such requirements may result in the loss or unavailability of any right of dissent.

DATED at Burnaby, British Columbia, November 14, 2008.

BY ORDER OF THE BOARD
“Glenn Kumoi”

Glenn Kumoi
Vice-President, Human Resources,
Chief Legal Officer and Corporate Secretary

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TABLE OF CONTENTS

INFORMATION CIRCULAR 1
- Introduction 1
- Notice to United States Securityholders 1
- Forward-Looking Statements 2
- Documents Incorporated By Reference 4
- Canadian/U.S. Exchange Rates 5

SUMMARY 6
- The Meeting 6
- Background to and Reasons For Arrangement 6
- The Arrangement 7
- Amendments to Share Incentive Plans 12

THE MEETING 14

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT 14
- Background to the Arrangement 14
- Benefits of the Arrangement 14
- Audit Committee 15
- Fairness Opinion 16
- Recommendation of the Board of Directors 17

THE ARRANGEMENT 18
- Description of the Arrangement 18
- Effect of the Arrangement 19
- The Arrangement Agreement 19
- Indemnity Agreement 26
- Divestiture Agreement 28
- Procedure for the Arrangement to Become Effective 28
- Required Approvals 28
- Timing 31
- Costs and Expenses of the Arrangement 31
- Certificates 31
- Canadian Securities Laws Considerations 32
- U.S. Securities Laws Considerations 32
- Risk Factors 33
- Dissent Rights 34

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS 37
- General 37
- The Share Exchange 38
- Dissent Rights 39
- The Option Exchange 40

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS 41
- Scope of this Disclosure 41
- U.S. Federal Income Tax Consequences of the Arrangement 43

INFORMATION RESPECTING NEWCO 46

AMENDMENTS TO SHARE INCENTIVE PLANS 47

VOTING INFORMATION 48
- Who Can Vote 48
- How You Can Vote 49
- Solicitation of Proxies 50
- Appointment and Revocation of Proxies 50
- Voting and Exercise of Discretion by Proxy Holders 50
- Interest of Informed Persons in Material Arrangements 51

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE 51

INDEBTEDNESS OF DIRECTORS AND OFFICERS 51

LEGAL MATTERS 51

ADDITIONAL INFORMATION 51

APPROVAL OF DIRECTORS 52

CONSENT OF PWC 53

APPENDICES

APPENDIX "A" GLOSSARY OF TERMS
APPENDIX "B" ARRANGEMENT RESOLUTION
APPENDIX "C" OPTION RESOLUTION
APPENDIX "D" COURT DOCUMENTS
APPENDIX "E" FAIRNESS OPINION OF PRICEWATERHOUSECOOPERS LLP
APPENDIX "F" UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF NEWCO
APPENDIX "G" AUDITOR'S REPORT AND BALANCE SHEET OF NEWCO
APPENDIX "H" PLAN OF ARRANGEMENT
APPENDIX "I" SECTION 190 OF CBCA – DISSENT RIGHTS
APPENDIX "J" NEWCO SHARE INCENTIVE PLANS

BALLARD POWER SYSTEMS INC.

9000 Glenlyon Parkway

Burnaby, B.C.

V5J 5J8

INFORMATION CIRCULAR

Introduction

The Board of Directors is delivering this Information Circular to you in connection with the solicitation of proxies by the management of Ballard for use at the special meeting of Securityholders to be held on December 18, 2008 and any adjournment thereof (the "Meeting").

The principal purpose of the Meeting is to seek the approval of Securityholders for an arrangement (the "Arrangement") with Superior Plus Income Fund ("Superior Plus"). Under the Arrangement, Ballard will transfer its entire business and operations, including all assets and liabilities, to a new company ("Newco") which will have all of the same assets, liabilities, directors, management and employees as Ballard has currently, except for Ballard’s tax attributes. Newco will also receive a cash payment of approximately C$46.3 million for allowing Superior Plus to use Ballard as the corporate vehicle through which Superior Plus will complete its conversion from an income trust to a corporation.

This Information Circular and a form of proxy will be mailed on or about November 24, 2008 to Ballard Securityholders of record on November 12, 2008.

This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Information Circular.

The information concerning the Fund contained in this Information Circular has been provided by management of Superior Plus. Although Ballard has no knowledge that would indicate that any of such information is untrue or incomplete, Ballard does not assume any responsibility for the accuracy or completeness of such information or the failure by Superior Plus to disclose events which may have occurred or may affect the completeness or accuracy of such information but which is unknown to Ballard.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit H to this Information Circular. Ballard Securityholders are urged to carefully read the full text of the Plan of Arrangement.

No person has been authorized to give any information or make any representation in connection with the matters proposed to be considered at the Meeting other than those contained in or incorporated by reference into this Information Circular and, if any other information has been given or any other representation has been made, any such information or representation must not be relied upon as having been authorized. All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms" in Appendix A. Unless otherwise noted, the information provided in this Information Circular is given as of November 12, 2008.

Notice to United States Securityholders

The Newco Securities to be issued to the Securityholders under the Arrangement have not been registered under the U.S. Securities Act, or the securities laws of any state of the United States. Such securities are being issued in reliance on the exemption from registration requirements set forth in Section 3(a)(10) of the

U.S. Securities Act and exemptions provided under the securities laws of each applicable state of the United States. The restrictions on resale imposed by the U.S. Securities Act will depend on whether the holder of the Newco Securities issued pursuant to the Arrangement is an "affiliate" of Newco after the Effective Time or within 90 days before the Effective Time. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Usually, this includes the directors, executive officers and major shareholders of the issuer. See "Securities Law Considerations – U.S. Securities Laws".

This solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Instead, such solicitation is made in the United States with respect to securities of a Canadian "foreign private issuer", as such term is defined in Rule 405 promulgated under the U.S. Securities Act, in accordance with Canadian corporate and securities laws and this Information Circular has been prepared in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

The historical financial information for Ballard and the pro-forma financial information for Newco included or incorporated by reference in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ from United States generally accepted accounting principles ("U.S. GAAP") in certain respects and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements prepared in accordance with U.S. GAAP. The audited consolidated financial statements for Ballard for the financial year ended December 31, 2007 incorporated by reference herein contain a reconciliation to U.S. GAAP at Note 19 to the financial statements.

The unaudited pro-forma financial information included in this Information Circular have been presented in accordance with the requirements of Section 7110 of the Canadian Institute of Chartered Accountants Handbook and prepared in accordance with Canadian GAAP. The unaudited pro-forma financial information does not purport to be in compliance with Article 11 of Regulation S-X of the rules and regulations of the SEC, or in compliance with the standards of the Public Company Accounting Oversight Board (United States) and has not been prepared in accordance with or reconciled to U.S. GAAP.

Enforcement by Securityholders of civil liabilities under the United States securities laws may be affected adversely by the fact that each party to the Arrangement is organized under the laws of a jurisdiction other than the United States, that some or all of their officers and directors are residents of countries other than the United States and that some or all of the experts named in this Information Circular are residents of Canada.

United States Securityholders should be aware that the issuance to them of the Newco Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for the Securityholders who are residents in, or citizens of, the United States may not be fully described herein. See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

THE NEWCO SECURITIES TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES OR PROVINCE OR TERRITORY OF CANADA, NOR HAS THE SEC OR ANY SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES OR PROVINCE OR TERRITORY OF CANADA PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Forward-Looking Statements

This Information Circular and the documents incorporated by reference herein contain forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the U.S. Exchange Act. When used in this Information

Circular, the words "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements, including, without limitation:

•	we may not be able to achieve commercialization of our products on the timetable we anticipate, or at all;
•

we expect our cash reserves will be reduced due to future operating losses, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary;

•	we cannot assure you that we will be able to successfully execute our business plan;
•	potential fluctuations in our financial and business results makes forecasting difficult and may restrict our access to funding for our commercialization plan;
•	a mass market for our products may never develop or may take longer to develop than we anticipate;
•	we are dependent on third party suppliers for the supply of key materials and components for our products;
•	regulatory changes could hurt the market for our products;
•	we depend on our intellectual property and our failure to protect our intellectual property could adversely affect our future growth and success;
•	we may be involved in intellectual property litigation that causes us to incur significant expenses or prevents us from selling our products;
•	we currently face and will continue to face significant competition;
•	we could lose or fail to attract the personnel necessary to run our business;
•	we could be liable for environmental damages resulting from our research, development or manufacturing operations;
•	our products use inherently dangerous, flammable fuels, which could subject us to product liability claims; and
•

the other risks and uncertainties discussed in the section of this Information Circular entitled "Risk Factors" and the section of our annual information form, incorporated by reference in this Information Circular, entitled "Risk Factors".

Various assumptions are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Those assumptions and factors are based on information currently available to Ballard, including information obtained from third party industry analysts and other third party sources. In some instances, material assumptions and factors are presented elsewhere in this Information Circular in connection with the forward-looking statements. You are cautioned that the following list of material factors and assumptions is not exhaustive. Specific material factors and assumptions include, but are not limited to:

•	the performance of the Ballard’s businesses, including current business and economic trends;
•	the ability of Ballard to obtain products, raw materials, equipment, services and supplies in a timely manner to carry out its activities;
•	the ability of Ballard to market its products and services successfully to existing and new customers;

•	the ability of Ballard to obtain financing on acceptable terms;
•	currency, exchange and interest rates;
•	the timely receipt of required regulatory approvals; and
•	a stable competitive environment.

The forward-looking statements contained in this Information Circular speak only as of the date of this Information Circular. Except as required by applicable regulations, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Information Circular, including the occurrence of unanticipated events.

Documents Incorporated By Reference

The following public filings of Ballard (the "Incorporated Documents") are incorporated by reference in, and form an integral part of, this Information Circular:

•	our annual information form dated March 4, 2008, together with the management information circular dated March 20, 2008 incorporated therein by reference;
•

our annual consolidated financial statements as at December 31, 2007 and 2006 and for each of the years in the three year period ended December 31, 2007, together with the auditors’ report thereon and management’s discussion and analysis filed in connection with those annual consolidated financial statements;

•

our interim consolidated financial statements as at and for the three and nine months ended September 30, 2008, together with management’s discussion and analysis filed in connection with those interim consolidated financial statements;

•	our material change report dated October 17, 2008;
•	our material change report dated November 6, 2008 in connection with the Arrangement described in this Information Circular; and
•	material change reports issued by us after the date hereof.

Copies of the Incorporated Documents and all our other public filings providing additional information relating to us are located and may be obtained at www.sedar.com and at www.sec.gov or upon request and without further charge from our Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8.

Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including interim financial statements and related interim management's discussion and analysis, material change reports (except confidential material change reports) and business acquisition reports, filed by Ballard with the securities commissions or similar authorities in any of the provinces of Canada subsequent to the date of this Information Circular and prior to completion of the Arrangement shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Canadian/U.S. Exchange Rates

Unless otherwise noted, all references in this Information Circular to monetary amounts are expressed in United States dollars and "$" means United States dollars. References to “C$” means Canadian dollars.

The following table sets forth, for each period indicated, the high and low exchange rates for one U.S. dollar expressed in Canadian dollars, the average of such exchange rates on the last day of each month during such period, and the exchange rate at the end of the period, in each case, based upon the Bank of Canada Closing Rate of Exchange.

	Year Ended December 31			Nine Months Ended September 30, 2008
	2005	2006	2007
High	1.270	1.172	1.186	1.077
Low	1.152	1.098	0.922	0.977
Average	1.212	1.134	1.075	1.019
Period End	1.163	1.165	0.991	1.064

On November 12, 2008, the exchange rate for one U.S. dollar expressed in Canadian dollars was 1.2374, based upon the Bank of Canada Closing Rate of Exchange.

SUMMARY

This summary is qualified in its entirety by the more detailed information appearing elsewhere in the Notice of Special Meeting and this Information Circular, including the Appendices which are incorporated into and form part of this Information Circular. Terms with initial capital letters in this Summary are defined in the Glossary of Terms contained in Appendix A to this Information Circular.

The Meeting

The Meeting will be held at 1:00 pm (Vancouver time), on Thursday, December 18, 2008 at the Hilton Vancouver Metrotown, 6083 McKay Avenue, Burnaby, British Columbia, V5H 2W7. The principal purpose of the Meeting is to consider and vote on the Arrangement Resolution and the Option Resolution and to conduct such other business as may properly come before the Meeting.

Background to and Reasons For Arrangement

The Arrangement, to be implemented by way of Plan of Arrangement under section 192 of the CBCA, will result in Ballard causing its entire business and operations, including the assets and liabilities, to be transferred to Newco, which will have the same assets, liabilities, directors, management and employees as Ballard has currently, except for Ballard’s tax attributes. Newco will also receive a cash payment of approximately C$46.3 million for allowing Superior Plus to use Ballard as the corporate vehicle through which Superior Plus will complete its conversion from an income trust to a corporation.

Benefits of the Arrangement

There are a number of benefits which are anticipated to result from the Arrangement and enhance overall Securityholder value. These benefits include: (1) Newco receiving a cash payment of C$46.3 million which, net of the expenses of the Arrangement, will increase Newco’s cash reserves by approximately C$41 million; (2) this increase in cash reserves is expected to allow Newco to execute its growth plan without any need for public market financing for the foreseeable future; and (3) the transfer of Ballard’s assets to Newco under the Arrangement is expected to create new Canadian tax basis, which Newco may apply in sheltering future taxable income.

Audit Committee Deliberations

The Audit Committee met three times during the course of negotiations between Ballard and Superior Plus to examine the Arrangement and review the Arrangement Agreement. The Audit Committee concluded that the Arrangement is in the best interests of Ballard and the Ballard Shareholders, and is fair to the Ballard Shareholders. Accordingly, the Audit Committee recommended that the Board of Directors: (1) approve the Arrangement on the terms and subject to the conditions set out in the Arrangement Agreement; and (2) recommend to the Ballard Shareholders that they vote in favour of the Arrangement Resolution.

Fairness Opinion

The Audit Committee engaged PricewaterhouseCoopers LLP ("PwC") to address the fairness to the Ballard Shareholders, from a financial point of view, of the Arrangement. In connection with this mandate, PwC prepared the Fairness Opinion which states that, as of the date of the opinion, the Arrangement is fair from a financial point of view to the Ballard Shareholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. A copy of the Fairness Opinion is attached hereto as Appendix E.

Recommendation of the Board of Directors Concerning the Arrangement Resolution

The Board of Directors, based partly on the unanimous recommendation of the Audit Committee and the Fairness Opinion, has determined that the terms of the Arrangement are in the best interests of Ballard and the Securityholders, as a whole, and are fair, from a financial point of view, to the Securityholders. As such, the Board of Directors has unanimously approved the Arrangement and authorized the submission of the Arrangement to the Securityholders for approval.

The Board of Directors unanimously recommends that Securityholders vote FOR the Arrangement Resolution.

The Arrangement

Description of the Arrangement

The Plan of Arrangement provides for the implementation of the following steps, in the following sequence.

1.	Ballard will cancel all existing outstanding Ballard DSUs and Ballard RSUs without payment of any consideration;
2.	The Fund Trust Indenture will be amended as necessary to implement the steps of the Plan of Arrangement;
3.	Ballard will borrow the Fund Loan (C$46,319,148) from Superior Plus on a demand interest bearing basis;
4.

Ballard will transfer all of its assets (including the proceeds of the Fund Loan) to Subco in consideration for Subco’s issuing to Ballard 100,000,000 Subco Shares and assuming all of Ballard’s liabilities except for Ballard’s obligation to repay the Fund Loan. Ballard and Subco will agree to elect pursuant to Section 85(1) of the Tax Act to transfer all such assets at the amounts to be determined by Subco;

5.

The Ballard Shares (including those held by dissenters, if any) will be exchanged 1:1 for common shares of Newco ("Newco Shares"), Newco will become a holding corporation of Ballard and Ballard Shareholders will become Newco Shareholders and will hold the same interest in Newco upon completion of the Arrangement as they held in Ballard immediately prior to the Effective Time;

6.	Newco will adopt option, deferred share unit and restricted share unit plans substantially the same as the Ballard Option Plan, Ballard DSUP and Ballard RSUP, respectively;
7.	Newco will grant to each person whose Ballard DSUs or Ballard RSUs were cancelled under the Arrangement substantially similar Newco DSUs and Newco RSUs;
8.	The Ballard Optionholders will exchange all of their Ballard Options for substantially similar Newco Options;
9.

The authorized capital of Ballard will be altered to (a) amend the rights attached to the Ballard Shares so that they are redeemable at the option of Ballard 1:1 for Subco Shares, and (b) authorize a new class of ordinary common shares ("New Superior Shares");

10.

Superior Plus will transfer all of its assets (including the right to receive repayment of the Fund Loan) to Ballard in exchange for approximately 88 million New Superior Shares (equal to the number of Trust Units then outstanding) and Ballard’s assumption of all of the liabilities of Superior Plus;

11.	Superior Plus will redeem its outstanding Trust Units through the issuance of an equal number of the New Superior Shares to Superior Plus Unitholders;
12.

Ballard will redeem the Ballard Shares (previously held by Ballard Shareholders, but which are now held by Newco), and will pay the redemption price by distributing the Subco Shares on a 1:1 basis to Newco;

13.	Newco Shares held by dissenters will be cancelled and dissenters will be paid the fair value of their interest;
14.

Subco will commence liquidation and distribute all of its assets (including the proceeds of the Fund Loan but excluding any obligation to repay the Fund Loan) to Newco, which will assume all of Subco's liabilities;

15.	Ballard will change its name to Superior Plus Corp. and carry on business as a successor to the Superior Plus Income Fund; and
16.	Newco will change its name to Ballard Power Systems Inc. and carry on Ballard’s business as a successor to Ballard.

Effect of the Arrangement

Upon completion of the Arrangement, the Ballard Shareholders will be the holders of all issued and outstanding Newco Shares and Newco will be the holder of the assets (including the associated contractual obligations and liabilities) formerly owned by Ballard and will carry on the business previously carried on by Ballard, with additional net cash of C$41 million. Newco will have no obligation to repay the Fund Loan.

Newco will assume and be bound by and observe, carry out, perform, fulfill and pay all of the outstanding covenants, conditions, obligations and liabilities of Ballard, including those contained in the contracts to which Ballard is a party. In addition, Newco will offer employment to each of Ballard’s employees on terms and conditions of employment which are the same as those governing such employees’ employment with Ballard. Furthermore, Newco will, going forward, fully indemnify and save Ballard and its directors, officers and employees harmless from and against all liabilities, losses, costs, expenses, claims and damages (including legal costs), to which any of them may be subject in relation to, among other things, the assets and the business carried out by Ballard prior to the Effective Date and by Newco thereafter, other than for certain tax liabilities.

The Arrangement Agreement

The Arrangement is being effected pursuant to an Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Superior Plus and Ballard and various conditions precedent, both mutual and with respect to each party. See "The Arrangement – The Arrangement Agreement".

Indemnity Agreement

The Arrangement Agreement provides that New Superior, Newco and Subco will enter into the Indemnity Agreement on or before the Effective Time. The Indemnity Agreement is primarily designed to provide New Superior with indemnification from Newco, the resulting entity that will carry on the business previously carried on by Ballard, for claims relating to Newco's business that are brought against New Superior in the future. See “The Arrangement – Indemnity Agreement”.

Divestiture Agreement

Newco will acquire all of the assets of Ballard (including the proceeds of the Fund Loan) and assume all of the obligations of Ballard (except Ballard's obligation to repay the Fund Loan) pursuant to the terms of the Divestiture Agreement and in accordance with the Plan of Arrangement. See “The Arrangement – Divestiture Agreement”.

Required Approvals

The respective obligations of Ballard and Superior Plus to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective, including the following required approvals.

Securityholder Approval

The Interim Order provides that the Arrangement Resolution must be approved by at least two-thirds of the votes cast by the Securityholders, voting as a single class, present in person or represented by proxy at the Meeting. Each Ballard Shareholder shall be entitled to one vote for each Ballard Share held by such shareholder and each Ballard Rightsholder shall be entitled to one vote for each Ballard Share issuable upon exercise of the Ballard Rights held by such rightsholder.

Fund Unitholder Approval

The Interim Order provides that the Fund Resolution must be approved by at least two thirds of the votes cast by the Fund Unitholders, present in person or represented by proxy at the Fund Meeting. Each Fund Unitholder shall be entitled to one vote for each Trust Unit held by such holder.

Court Approval

The CBCA requires that the Arrangement receives Court approval. On November 10, 2008, Ballard and Superior Plus obtained the Interim Order providing for the calling and holding of the Meeting and the Fund Meeting and other procedural matters. See the Interim Order included in Appendix D attached hereto.

Subject to the terms of the Arrangement Agreement and the adoption of the Arrangement Resolution at the Meeting and the Fund Resolution at the Fund Meeting, both in the manner required by the Interim Order, Ballard and Superior Plus will apply to the Court for the Final Order at the British Columbia Supreme Court on December 22, 2008 or as soon thereafter as counsel may be heard. See "The Arrangement – Procedure for the Arrangement to Become Effective" and “The Arrangement – Required Approvals – Court Approval”.

Regulatory Approvals

Consummation of the Arrangement is subject to the approval of the Commissioner of Competition in Canada (the "Commissioner") as well as the approval of the Minister of Transport of Canada (the "Minister"). See "Regulatory Matters".

Stock Exchange Listings

The Ballard Shares are listed and posted for trading on the TSX under the symbol "BLD" and on NASDAQ under the symbol "BLDP". On October 30, 2008, being the last trading day prior to the date of announcement of the Arrangement, the closing price of the Ballard Shares on the TSX was C$2.83 per Ballard Share and on NASDAQ was $2.34, and on November 12, 2008 was C$2.91 and $2.36 respectively.

Ballard has made an application to list the Newco Shares on the TSX. The TSX has conditionally approved the listing of the Newco Shares on the TSX under the symbol "BLD", which approval is subject to the realization of certain conditions prior to the end of the first business day after the Effective Date, including (i) the Securityholders approving the Arrangement at the Meeting, (ii) the closing of the Arrangement, (iii) the filing of all documents required by the TSX and the paying of the fees required pursuant to the policies of the TSX, and (iv) Newco meeting the continued listing requirements of the TSX.

Ballard has notified NASDAQ of the substitution listing of the Newco Shares for the Ballard Shares on NASDAQ upon completion of the Arrangement. The Newco Shares will trade on NASDAQ under the symbol "BLDP". NASDAQ's acceptance of the substitution listing of the Newco Shares for the Ballard Shares is subject to receipt by NASDAQ of all forms and documents, and the payment of all fees, required by NASDAQ, as well as compliance by Newco with the continued listing requirements of NASDAQ.

Newco expects that it will be able to satisfy all of the requirements of the TSX and NASDAQ relating to the listing of the Newco Shares prior to or upon completion of the Arrangement.

Other Third Party Approvals

Consummation of the Arrangement is subject to receipt by each of Ballard and Superior Plus of approvals of counterparties to certain of their respective key contractual relationships.

Timing

If the Meeting and the Fund Meeting are held as scheduled and are not adjourned and the other necessary conditions of the Arrangement are satisfied or waived, Ballard and Superior Plus will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on December 22, 2008, in form and substance satisfactory to Ballard and Superior Plus, and all other conditions to completion are satisfied or waived, Ballard expects the Effective Date of the Arrangement to be on or about December 31, 2008.

Costs and Expenses of the Arrangement

The estimated costs to be incurred by Ballard relating to the Arrangement, including transfer taxes, legal and financial advisor fees, insurance costs, the costs of preparation, mailing and printing of this Information Circular and the costs of holding the Meeting are expected to be approximately C$5.3 million. Newco will be responsible for these costs which, when netted against the cash payment of approximately C$46.3 million received by Newco, will result in Newco’s cash reserves and shareholders’ equity increasing by approximately C$41 million.

Certificates representing Newco Shares

Upon the Arrangement becoming effective, the existing certificates for Ballard Shares will represent Newco Shares. Ballard Shareholders do not need to take any action to replace the certificates representing their Ballard Shares for certificates representing Newco Shares.

Certificates representing Newco Options, Newco DSUs and Newco RSUs

Upon the Arrangement becoming effective, certificates representing Ballard Options, Ballard DSUs and Ballard RSUs will represent Newco Options, Newco DSUs and Newco RSUs, as the case may be. Ballard Rightsholders do not need to take any action to replace the certificates for Ballard Options, Ballard DSUs and Ballard RSUs.

Risk Factors

In connection with the Arrangement, Securityholders should be aware that there are various risks factors relating to the Arrangement, including: (1) the possibility that no active post-Arrangement market for trading of the Newco Shares will develop or be maintained; (2) the lack of assurance that Newco will continue to meet the continued listing requirements of the TSX and NASDAQ; (3) the possibility of delay or failure in obtaining regulatory approvals and third party consents; and (4) the risks relating to Ballard's business which are set forth in Ballard's annual information form, which is incorporated by reference. Securityholders should carefully consider these risk factors, together with other information included in this Information Circular, before deciding whether to approve the Arrangement. See “Risk Factors”.

Dissent Rights

The Interim Order provides that each registered Ballard Shareholder will have the right to dissent and to have his, her or its Newco Shares cancelled in exchange for a cash payment from Newco equal to the fair value of his, her or its Ballard Shares as of the day before the Meeting. In order to dissent validly, any such Ballard Shareholder must provide Ballard with written objection to the Arrangement by 4:00 p.m. (Vancouver time) on Tuesday, December 16, 2008, must not vote any of his, her or its Ballard Shares in favour of the Arrangement Resolution, and must otherwise strictly comply with the dissent procedures provided under the Interim Order. Ballard Shareholders that are not registered holders but wish to exercise Dissent Rights must arrange for the registered Ballard Shareholder holding their Ballard Shares to deliver the required written objection.

It is important that Ballard Shareholders who wish to dissent comply strictly with the dissent procedures described in this Information Circular, which are different from the statutory dissent procedures of the CBCA. See "Dissent Rights".

If a registered Ballard Shareholder dissents, there can be no assurance that the amount of the cash payment from Newco that he, she or it will receive equal to the fair value of his, her or its Ballard Shares as of the day before the Meeting, will be more than or equal to the consideration offered under the Arrangement.

The Arrangement Agreement provides that it is a condition to the completion of the Arrangement, unless waived by Ballard, that the number of Ballard Shares held by Ballard Shareholders who have exercised Dissent Rights in respect of the Arrangement Resolution that have not been withdrawn as of the Effective Date is not more than 2% of the outstanding Ballard Shares.

Certain Canadian Federal Income Tax Considerations

For Canadian federal income tax purposes, each Ballard Shareholder who is a resident of Canada and whose Ballard Shares constitute capital property generally should be able to exchange the Ballard Shares for Newco Shares under the Arrangement on a tax-deferred basis. A Ballard Shareholder who wishes to realize a capital gain or capital loss on the exchange may do so by including an amount in income in respect of the exchange in the Ballard Shareholder's tax return, in which case the Ballard Shareholder will realize a capital gain (capital loss) equal to the amount by which the fair market value of the Newco Shares on the Effective Date exceeds (is exceeded by) the adjusted cost base of the Ballard Shareholder’s Ballard Shares and reasonable costs of disposition. Each Ballard Shareholder who is a non-resident of Canada and whose Ballard Shares do not constitute "taxable Canadian property" generally will not incur any liability for Canadian federal income tax as a result of the Arrangement. It is expected that Ballard Optionholders, whether or not resident in Canada, should not incur any liability for Canadian federal income tax as a consequence of the exchange of Ballard Options for Newco Options pursuant to the Arrangement. A summary of the principal Canadian federal income tax considerations in respect of the Arrangement is set out under "Certain Canadian Federal Income Tax Considerations", and the foregoing is qualified in full by the information set out in that section.

Certain U.S. Federal Income Tax Considerations

There is no legal authority directly addressing the proper characterization of the Arrangement for U.S. federal income tax purposes. In addition, the Arrangement will be effected under applicable provisions of Canadian law, which are technically different from analogous provisions of U.S. law. Accordingly, the U.S. federal income tax consequences of the Arrangement to U.S. Holders are uncertain. Subject to such uncertainty, the exchange of Ballard Shares for Newco Shares pursuant to the Arrangement is intended by Ballard to qualify as a tax-deferred exchange pursuant to Section 351 of the Code and/or to qualify as a tax-deferred "reorganization" within the meaning of Section 368(a)(1) of the Code (in either case, a "Tax-Deferred Transaction"). There can be no assurance that the U.S. Internal Revenue Service, or the U.S. courts, will agree with this characterization.

If the Arrangement qualifies as a Tax-Deferred Transaction, subject to the "passive foreign investment company" rules discussed in this Information Circular, holders of Ballard Shares who are U.S. Holders (as defined in the Section titled "Certain United States Federal Income Tax Considerations," below) will not recognize gain or loss on the exchange of Ballard Shares for Newco Shares pursuant to the Arrangement.

If the Arrangement does not qualify as a Tax-Deferred Transaction for U.S. federal income tax purposes, subject to the "passive foreign investment company" rules discussed in this Information Circular, U.S. Holders will recognize gain or loss in an amount equal to the difference, if any, between (1) the fair market value (expressed in U.S. dollars) of the Newco Shares received in exchange for Ballard Shares pursuant to the Arrangement and (2) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in the Ballard Shares exchanged.

The foregoing is a brief summary only and is qualified in its entirety by the more detailed summary of the United States federal income tax considerations of the Arrangement to U.S. holders set forth in the section titled "Certain United States Federal Income Tax Considerations." U.S. Holders should consult their own U.S. tax advisors regarding the tax consequences of the Arrangement to them and the proper tax reporting of an exchange of Ballard Shares for Newco Shares pursuant to the Arrangement.

Information Respecting Newco

Newco was incorporated under the CBCA on November 12, 2008 for the express purpose of participating in the Arrangement. Newco has not carried on, and will not carry on, any other business from its incorporation to the Effective Date. From the date of incorporation to the Effective Date, the sole shareholder of Newco has been and will be Ballard. Immediately prior to the Effective Date, Newco’s authorized capital and bylaws will be the same as those of Ballard.

Following the completion of the Arrangement, Newco will use its assets and the proceeds of the Fund Loan, net of expenses, of approximately C$41 million to carry out the business as carried on by Ballard prior to the completion of the Arrangement. Newco’s head office is located at 9000 Glenlyon Parkway, Burnaby, B.C., V5J 5J8.

Newco will adopt the Newco Option Plan, the Newco DSUP, the Newco RSUP and the Newco SDP (collectively, the “Newco Share Incentive Plans”). The Newco DSUP, the Newco RSUP and the Newco SDP will be substantially the same as the Ballard DSUP, the Ballard RSUP and the Ballard SDP, respectively. Ballard has three stock option plans (each of which is substantially the same), a 1997 Option Plan, a 2000 Option Plan and a 2002 Option Plan. Newco will adopt three option plans which are substantially the same as the Ballard Stock option plans. The Newco Share Incentive Plans are described in more detail in Appendix J.

The Newco Option Plan, the Newco RSUP, the Newco DSUP and the Newco SDP will be substantially the same as the Ballard Option Plan, the Ballard RSUP, the Ballard DSUP and the Ballard SDP, respectively, but with amendments necessary to implement the Arrangement including, in respect of the Newco RSUP and the Newco Option Plan, amendments necessary to continue to preserve the rights of persons whose employment was transferred by Ballard to AFCC Automotive Fuel Cell Cooperation Corp. in connection with the sale of Ballard’s automotive fuel cell assets on January 31, 2008. Such rights are similarly preserved under the existing Ballard Option Plans and Ballard RSUP.

Immediately prior to the completion of the Arrangement, the board of directors of Newco will consist of those same individuals who then make up the Board of Directors, currently being Ian A. Bourne (Chair), Ed Kilroy, Dr. C. S. Park, John Sheridan, Dr. Gerri Sinclair, David J. Smith, David B. Sutcliffe, Mark Suwyn and Douglas W. G. Whitehead. In addition, the management team of Newco will consist of the same individuals who then make up the management team of Ballard, currently being John Sheridan (President and Chief Executive Officer), Bill Foulds (President Ballard Material Products, Vice-President Ballard Power Systems Inc.), Christopher Guzy (Vice-President and Chief Technical Officer), Glenn Kumoi (Vice-President, Human Resources, Chief Legal Officer and Corporate Secretary), Noordin Nanji (Vice-President, Corporate Strategy and Development) and David Smith (Vice-President and Chief Financial Officer).

Newco will adopt the same corporate governance guidelines, board mandate, terms of reference for directors, committee mandates, committee chair terms of reference, chief executive officer terms of reference, code of ethics, and all other policies, guidelines and operational practices as are currently in effect for Ballard.

Amendments to Share Incentive Plans

Background

Regardless of whether the Arrangement becomes effective, in order to maintain our conservative approach to cash expenditures, we will continue to meet certain compensation obligations through the issuance of Ballard Shares rather than cash. This method of compensation has created the need for additional Ballard Shares to be available for issuance under the Ballard SDP. In order to increase the number of Ballard Shares available for issuance under the Ballard SDP, the TSX requires that Ballard seek the approval of Ballard Shareholders.

Option Resolution

The Ballard Shareholders are being asked to consider and, if deemed advisable, to pass the Option Resolution approving: (1) the increase in the number of Ballard Shares reserved for issuance under the Ballard SDP by 1,250,000 Ballard Shares, such that the total number of Ballard Shares reserved for issuance under Ballard’s 2003 Share Distribution Plan is 7,050,000; (2) the corresponding decrease in the number of Ballard Shares reserved for issuance under the 2002 Ballard Option Plan by 1,250,000 Ballard Shares, such that the total number of Ballard Shares reserved for issuance under the 2002 Ballard Option Plan is 2,750,000; and (3)

that if the Arrangement Resolution is approved, the share incentive plans adopted by Newco have these same changes in the number of shares reserved for issuance applied to them.

If the Option Resolution is approved by the Ballard Shareholders, but the Arrangement Resolution is not approved by the Ballard Securityholders, the Ballard Option Plan, the Ballard DSUP, the Ballard RSUP and the Ballard SDP will continue in force without change, save that the Ballard Shares reserved for issuance under the Ballard SDP will be increased by 1,250,000 Ballard Shares and there will be a corresponding decrease of 1,250,000 Ballard Shares reserved for issuance under the 2002 Ballard Option Plan.

The Option Resolution must be approved by a simple majority (more than 50%) of the votes cast by Ballard Shareholders, present in person or by proxy, at the Meeting. A copy of the Option Resolution is attached as Appendix C to this Information Circular. Each Ballard Shareholder is entitled to one vote per Ballard Share held. Ballard Rightsholders are not entitled to vote on the Option Resolution unless they are also Ballard Shareholders, in which case they will be entitled to vote any Ballard Shares held by them.

If the Arrangement is approved, the Newco Share Incentive Plans, when adopted, will reflect these same amendments.

Recommendation of the Board of Directors Concerning the Option Resolution

The Board of Directors has determined that the adoption of the Option Resolution is in the best interest of Ballard and the Ballard Shareholders. As such, the Board of Directors has unanimously approved the Option Resolution and authorized the submission of the Option Resolution to the Ballard Shareholders for approval.The Board of Directors unanimously recommends that you vote FOR the Option Resolution.

THE MEETING

The Board of Directors is delivering this Information Circular to you in connection with the solicitation of proxies by the management of Ballard for use at the Meeting.

The principal purpose of the Meeting is to seek the approval of Securityholders for the Arrangement. Under the Arrangement, Ballard will transfer its entire business and operations, including all assets and liabilities, to Newco, which will have the same assets, liabilities, directors, management and employees as Ballard has currently, except for Ballard’s tax attributes. Newco will also receive a cash payment of approximately C$46.3 million for allowing Superior Plus to use Ballard as the corporate vehicle through which it will complete its conversion from an income trust to a corporation.

The terms and conditions of the Arrangement are set out in the Arrangement Agreement. The Arrangement Agreement has been approved by the Board of Directors. However, completion of the Arrangement remains subject to, among other things, receipt of the approval of the Arrangement Resolution by Securityholders and the receipt of all required regulatory approvals and third party consents.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background to the Arrangement

Ballard’s Audit Committee regularly reviews Ballard’s tax position and, as Ballard was not expected to be in a position to use its tax attributes for the foreseeable future, as early as 2005 management was tasked to review opportunities related to extracting value from these tax attributes. As a result, management had a number of discussions with several accounting and investment banking firms across Canada to assess options that were available to Ballard in this regard. Ballard regularly maintained dialogue with these advisors, indicating that it would be interested in pursuing a transaction if one was presented.

After completion of the sale of Ballard’s automotive fuel cell business to AFCC Automotive Fuel Cell Cooperation Corp. in January 2008, Ballard again revisited the issue of its tax attributes. Ballard requested three firms to submit proposals to represent Ballard in this regard. Ballard selected PricewaterhouseCoopers Corporate Finance Inc. ("PwCCF"), reached a general understanding on terms in July 2008, and executed a formal engagement letter on August 15, 2008, and an amendment on October 20, 2008.

Prior to engaging PwCCF, Ballard rejected a proposed transaction in July 2008 which it deemed to be unsuitable, and which, in retrospect, was inferior to the Arrangement. In August 2008, PwCCF identified Superior Plus as a party with which Ballard might be able to complete a transaction. Ballard entered into a confidentiality agreement with Superior Plus in September 2008. Subsequently, Superior Plus provided Ballard, PwCCF and Ballard’s tax and legal advisors with a proposal to restructure Ballard to enable Superior Plus to convert from an income trust to a corporation, and to provide Ballard with a cash payment as consideration for completing the transaction.

The terms of the initial proposal were negotiated, resulting in the execution of a letter of intent in late September 2008. At the time that the Board of Directors approved the execution of the letter of intent, it also appointed the Audit Committee, as a committee consisting of independent directors, to oversee the negotiation of the proposed transaction. Following further analysis of the proposal, negotiations between the parties and respective due diligence, on October 30, 2008, Ballard and Superior Plus entered into the Arrangement Agreement providing, among other things, for the terms and conditions of the Arrangement.

Benefits of the Arrangement

There are a number of benefits which are anticipated to result from the Arrangement and enhance overall Securityholder value. These benefits include: (1) Newco’s receiving a cash payment of C$46.3 million which, net of the expenses of the Arrangement, will increase Newco’s cash reserves by approximately C$41 million; (2) this increase in cash reserves is expected to allow Newco to execute its growth plan without any need for public market financing for the foreseeable future; and (3) the transfer of Ballard’s assets to Newco under the Arrangement is expected to create new Canadian tax basis, which Newco may apply in sheltering future taxable income.

Audit Committee

Organization of the Audit Committee

On September 25, 2008 the Board of Directors tasked the Audit Committee with the mandate of reviewing and considering the Arrangement. The Audit Committee’s mandate included the consideration of whether the Arrangement would be in the best interests of Ballard and the Ballard Shareholders and the provision of a recommendation to the Board of Directors with respect to the Arrangement.

The Audit Committee consists of Ed Kilroy (Chair), Ian A. Bourne, David B. Sutcliffe, Mark Suwyn and Douglas W. G. Whitehead. Each member of the Audit Committee is independent of the management of Ballard. The Audit Committee engaged PwC to address the fairness, from a financial point of view, of the Arrangement.

Deliberations of the Audit Committee

The Audit Committee met three times during the course of negotiations between Ballard and Superior Plus. The meetings and deliberations of the Audit Committee allowed the Audit Committee to examine the Arrangement and to consider whether it is appropriately valued and structured in a manner which would be in the best interests of Ballard and fair to the Ballard Shareholders.

The Arrangement Agreement and certain other principal documents required to undertake and implement the Arrangement were prepared by and negotiated between management and legal counsel for each of Ballard and Superior Plus and reported upon to the Audit Committee by management. The Audit Committee considered the terms of these principal documents. At the request of the Audit Committee, representatives of management and Ballard's advisors were present at meetings of the Audit Committee to assist the Audit Committee, in particular with the background to the Arrangement, and to report on the negotiation of the Arrangement Agreement. However, management did not participate in the deliberations of the Audit Committee and management was excluded from a portion of each Audit Committee meeting.

On October 27, 2008, PwC gave an oral presentation to the Audit Committee of its Fairness Opinion to the effect that, as of October 27, 2008 and based upon and subject to the various considerations, limitations and assumptions set forth in the Fairness Opinion, the consideration to be received by Ballard under the Arrangement is fair, from a financial point of view, to the Ballard Shareholders.

During the course of its deliberations and in arriving at its recommendation, the Audit Committee relied upon the legal, financial and other advice and information it received. The following is a summary of the factors, among others, which the Audit Committee reviewed and considered:

(a)

following the Arrangement, the Ballard Shareholders will hold 100% of the Newco Shares, and Newco will carry on the same business that Ballard carried on prior to completion of the Arrangement, but with additional net cash of C$41 million, without any dilution to Ballard Shareholders;

(b)	the Fairness Opinion concluded that the Arrangement is fair, from a financial point of view, to the Ballard Shareholders;
(c)	the Arrangement will not proceed unless the Arrangement Resolution receives a favourable vote of at least two thirds of the votes cast at the Meeting by Securityholders, voting as a single class;
(d)	the Arrangement will only become effective if the Court grants the Final Order after considering the fairness of the Arrangement;
(e)	the purpose and benefits of the Arrangement as outlined herein;

(f)	information concerning the financial condition, results of operations, the business plans and prospects of Ballard;
(g)	the transaction has been structured as a plan of arrangement, which provides for Dissent Rights for registered Ballard Shareholders;
(h)	Ballard's ability to access the capital that it would require to continue to fund the ongoing development of products on terms that would not be unduly dilutive to Ballard Shareholders;
(i)	historical information concerning Ballard's businesses, including Ballard's financial performance and condition, operations, technologies and intellectual property; and
(j)	the view of management as to Ballard's anticipated financial condition, results of operations and business both with and without giving effect to the Arrangement.

The foregoing discussion of the information and factors reviewed by the Audit Committee is not intended to be exhaustive, but is believed to include all material factors considered by the Audit Committee. In reaching its determination, the Audit Committee did not assign any relative or specific weights to the foregoing factors which were considered, and individual members of the Audit Committee may have given different weights to different factors.

Conclusions and Recommendation of the Audit Committee

The Audit Committee concluded that the Arrangement is in the best interests of Ballard, and is fair to the Ballard Shareholders. Accordingly, the Audit Committee recommended that the Board of Directors: (1) approve the Arrangement on the terms and subject to the conditions set out in the Arrangement Agreement and (2) recommend that the Ballard Shareholders vote in favour of the Arrangement Resolution.

Fairness Opinion

Securities legislation does not require that Ballard obtain and provide to the Securityholders a formal valuation or a fairness option from an independent valuator. However, the Audit Committee engaged PwC to provide an opinion as to the fairness of the Arrangement from a financial point of view to Ballard Shareholders. PwC is to be paid a fixed fee by Ballard for the Fairness Opinion, the payment of which is not subject to completion of the Arrangement. In addition, PwC is to be reimbursed for reasonable expenses incurred in the preparation of the Fairness Opinion and to be indemnified by Ballard in certain circumstances.

PwC is one of the world's largest professional services organizations. Drawing on the knowledge and skills of more than 146,000 people in 150 countries, PwC provides clients with expertise in a wide array of services, including corporate finance, mergers and acquisitions, business valuations, tax services and auditing. In Canada, PwC and its related entities have more than 4,300 partners and staff across the country. PwC's valuation practice has extensive experience in providing valuation and fairness opinions with respect to securities or assets. PwC has been involved in numerous transactions requiring fairness opinions from a financial point of view with respect to consideration offered to shareholders and/or stakeholders.

PwC is not the auditor of Ballard or Newco. PwCCF, a member firm of PwC, acted as the financial advisor to Ballard for the Arrangement, and is entitled to work fees as well as contingent success fees should the Arrangement be successfully completed. PwC has used a separate team of qualified Chartered Business Valuators, including Partners and senior staff members (together the "PwC Fairness Committee") to prepare the Fairness Opinion. Members of the PwC Fairness Committee are separate from the PwCCF team. The PwC Fairness Committee has confirmed that, to the best of its knowledge, after all due and reasonable inquiry, PwC has disclosed to the Audit Committee and the Board of Directors all material facts, which could reasonably be considered to be relevant to qualifications and independence of PwC for the purposes of this engagement.

In connection with the preparation and rendering of the Fairness Opinion, PwC has reviewed and, where it considered appropriate, relied upon, among other things, various documents prepared by Ballard and discussions with management of Ballard. PwC has been provided with full access to all information and documents requested from management of Ballard, the Audit Committee and the Board of Directors.

The Fairness Opinion has been provided for the use of the Audit Committee and the Board of Directors and should not be construed as a recommendation to vote in favour of the Arrangement.

PwC has relied upon the accuracy, completeness and fair presentation of all financial and other information that was obtained from public sources or that was provided by management of Ballard (collectively the "Information"). Parts of the Information were received or obtained by PwC directly or indirectly, and in various ways (oral, written, inspection), from third parties (i.e. individuals or entities other than Ballard and its directors, officers and employees). PwC has assumed that this information was complete, accurate, and not misleading and did not omit any material facts. The Fairness Opinion is conditional upon such completeness, accuracy, and fair presentation. Subject to the exercise of professional judgment and except as expressly described herein, PwC has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

The Fairness Opinion must be considered in its entirety, as selecting and relying on only a specific portion of the analysis or factors considered by PwC, without considering all factors and analyses together, could create a misleading view of the processes underlying the Fairness Opinion. Nothing contained in the Fairness Opinion is to be construed as a tax or legal interpretation, an opinion on any contract or document, or a recommendation to invest or divest.

The Fairness Opinion is limited to the fairness of the Arrangement, from a financial point of view, to the Ballard Shareholders, not the strategic merits of the Arrangement. The Fairness Opinion is rendered as of October 30, 2008, on the basis of financial, economic, market and other general business and financial conditions currently prevailing, and the conditions and prospects, financial and otherwise, of Ballard as they were reflected in the information and documents reviewed by PwC and as they were represented to PwC in discussions with management of Ballard.

PwC has said that the assessment of fairness from a financial point of view must be determined in the context of each particular transaction. PwC has based this Fairness Opinion on methods, approaches and techniques that it considers appropriate in the circumstances.

Based on PwC’s scope of review and subject to the restrictions, limitations and assumptions contained in the Fairness Opinion, PwC is of the opinion that the Arrangement is fair from a financial point of view to the Ballard Shareholders.

The summary of the Fairness Opinion set forth in this Information Circular is qualified in its entirety by reference to the full text of the Fairness Opinion, which is attached as Appendix E to this Information Circular, and Securityholders are urged to read the Fairness Opinion carefully and in its entirety.

The Fairness Opinion does not constitute a recommendation to any Securityholder as to how to vote at the Meeting.

Recommendation of the Board of Directors

The Board of Directors reviewed and considered the same factors which the Audit Committee reviewed and considered and, based on those factors, the unanimous recommendation of the Audit Committee and the Fairness Opinion, the Board of Directors has determined that the terms of the Arrangement are in the best interests of Ballard and the Securityholders, as a whole, and are fair, from a financial point of view, to the Securityholders. As such, the Board of Directors has unanimously approved the Arrangement and authorized the submission of the Arrangement to the Securityholders for approval.

The Board of Directors unanimously recommends that Securityholders vote FOR the Arrangement Resolution.

THE ARRANGEMENT

Description of the Arrangement

The Plan of Arrangement provides for the implementation of the following steps, in the following sequence.

1.	Ballard will cancel all existing outstanding Ballard DSUs and Ballard RSUs without payment of any consideration;
2.	The Fund Trust Indenture will be amended as necessary to implement the steps of the Plan of Arrangement;
3.	Ballard will borrow the Fund Loan (C$46,319,148) from Superior Plus;
4.

Ballard will transfer all of its assets (including the proceeds of the Fund Loan) to Subco in consideration for Subco’s issuing to Ballard 100,000,000 Subco Shares and assuming all of Ballard’s liabilities except for Ballard’s obligation to repay the Fund Loan. Ballard and Subco will agree to elect pursuant to Section 85(1) of the Tax Act to transfer all such assets at amounts to be determined by Subco;

5.	The Ballard Shares (including those held by dissenters, if any) will be exchanged 1:1 for Newco Shares and Newco will become a holding corporation of Ballard;
6.	Newco will adopt the Newco Share Incentive Plans;
7.	Newco will grant to each person whose Ballard DSUs or Ballard RSUs were cancelled under the Arrangement substantially similar Newco DSUs and Newco RSUs;
8.	The Ballard Optionholders will exchange all of their Ballard Options for substantially similar Newco Options;
9.

The authorized capital of Ballard will be altered to (a) amend the rights attached to the Ballard Shares so that they are redeemable at the option of Ballard 1:1 for Subco Shares, and (b) authorize New Superior Shares;

10.

Superior Plus will transfer all of its assets (including the right to receive repayment of the Fund Loan) to Ballard in exchange for approximately 88 million New Superior Shares (equal to the number of then outstanding Trust Units) and Ballard’s assumption of all of the liabilities of Superior Plus;

11.	Superior Plus will redeem its outstanding Trust Units through the issuance of an equal number of New Superior Shares to Superior Plus Unitholders;
12.

Ballard will redeem the Ballard Shares (previously held by Ballard Shareholders, but which are now held by Newco), and will pay the redemption price by distributing the Subco Shares on a 1:1 basis to Newco;

13.	Newco Shares held by dissenters will be cancelled and dissenters will be paid the fair value of their interest;
14.

Subco will commence liquidation and distribute all of its assets (including the proceeds of the Fund Loan but excluding any obligation to repay the Fund Loan) to Newco, which will assume all of Subco's liabilities;

15.	Ballard will change its name to Superior Plus Corp. and carry on business as a successor to the Superior Plus Income Fund; and
16.	Newco will change its name to Ballard Power Systems Inc. and carry on Ballard’s business as a successor to Ballard.

Effect of the Arrangement

Upon completion of the Arrangement, the Ballard Shareholders will be the holders of all issued and outstanding Newco Shares and Newco will be the holder of the assets (including the associated contractual obligations and liabilities) formerly owned by Ballard and will carry on the business previously carried on by Ballard, but with additional net cash of C$41 million. Newco will have no obligation to repay the Fund Loan.

Newco will assume and be bound by and observe, carry out, perform, fulfill and pay all of the outstanding covenants, conditions, obligations and liabilities of Ballard, including those contained in the contracts to which Ballard is a party. In addition, Newco will offer employment to each of Ballard’s employees on terms and conditions of employment which are the same as those governing such employees’ employment with Ballard. Furthermore, Newco will, going forward, fully indemnify and save Ballard and its directors, officers and employees harmless from and against all liabilities, losses, costs, expenses, claims and damages (including legal costs), to which any of them may be subject in relation to, among other things, the assets and the business carried out by Ballard prior to the Effective Date and by Newco thereafter, other than for certain tax liabilities.

The Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Superior Plus and Ballard and various conditions precedent, both mutual and with respect to each party.

The following is a summary of certain provisions of the Arrangement Agreement. This summary is qualified in its entirety by reference to the complete text of the Arrangement Agreement which is attached to the material change report of Ballard dated November 6, 2008 and which is available on the Canadian securities regulatory authorities’ website at www.sedar.com.

Mutual Covenants Regarding Non-Solicitation

Under the Arrangement Agreement the Parties have agreed to certain non-solicitation covenants as follows:

(a)

Each Party shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of the Arrangement Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b)

Neither Party shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i)	solicit, facilitate, initiate or encourage any Acquisition Proposal;
(ii)

enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)

waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements executed in connection with an Acquisition Proposal, including, without limitation, any "standstill provisions" thereunder; or

(iv)	accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision of the Arrangement Agreement, each Party and its officers, directors and advisers may:

(v)

enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by such Party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it, whether or not such solicitation, initiation or encouragement was in relation to an Acquisition Proposal or a transaction that would constitute an Acquisition Proposal but for the fact that such transaction does not preclude, delay or have an adverse effect on, the Arrangement) has made a written bona fide Material Acquisition Proposal which the Board of Directors or the Superior Plus board of directors, as the case may be, determines in good faith that the funds or other consideration necessary for the Material Acquisition Proposal are likely to be available (an "Alternative Proposal") and, subject to execution of a confidentiality agreement with a standstill covenant that prevents such third party from making an Acquisition Proposal without the written consent of the Board of Directors or the Superior Plus board of directors, as the case may be, (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the Other Party (as defined in the Arrangement Agreement) as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, if:

(A)

the Board of Directors or the Superior Plus board of directors, as the case may be, has received the advice of outside counsel that it is necessary to do so in order to properly discharge its fiduciary duties under Applicable Laws or the constating documents of such Party; and

(B)

prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such Party provides prompt notice to the Other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party together with a copy of the confidentiality agreement referenced above and if not previously provided to the Other Party, copies of all information provided to such third party that is relevant to the Arrangement concurrently with the provision of such information to such third party, and provided further that such Party shall notify the Other Party orally of, and disclose in writing, any inquiries, offers or proposals with respect to an Alternative Proposal (which written disclosure shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the third party making it, if not previously provided to the Other Party, copies of all information provided to such third party and all other information reasonably requested by the Other Party), within 24 hours of the receipt thereof, shall keep the Other Party informed of the status and details of any such inquiry, offer or proposal and answer the Other Party's questions with respect thereto; or

(vi)

accept, recommend, approve or enter into an agreement to implement an Alternative Proposal, if the Board of Directors or the Superior Plus board of directors, as the case may be, determines the Alternative Proposal to be in the best interests of its shareholders or Fund Unitholders, as the case may be, and such Party complies with its obligations set forth in Section 3.4(c) of the Arrangement Agreement and terminates the Arrangement Agreement in accordance with Section 7.1(c) of the Arrangement Agreement and concurrently therewith pays the Termination Fee (as defined below) to the Other Party.

(c)

Each Party in receipt of an Alternative Proposal (a "Receiving Party") shall give the Other Party (the "Responding Party"), orally and disclose in writing, at least three Business Days (as defined in the Arrangement Agreement) advance notice of any decision by the Board of Directors or the Superior Plus board of directors, as the case may be, to accept, recommend, approve or enter into an agreement to implement an Alternative Proposal, which notice shall confirm that the Board of Directors or the Superior Plus board of directors, as the case may be, of the Receiving Party has determined that such Acquisition Proposal constitutes an Alternative Proposal, shall identify the third party making the Alternative Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such three Business Day period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Alternative Proposal and not to release the third party making the Alternative Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(d)

Each Party agrees that all information that may be provided to it by the Other Party with respect to any Alternative Proposal pursuant to Section 3.4 of the Arrangement Agreement shall be confidential and shall not be disclosed or used except in order to enforce its rights under the Arrangement Agreement in legal proceedings.

(e)

Each Party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of Section 3.4 of the Arrangement Agreement. Superior Plus shall be responsible for any breach of this Section of the Arrangement Agreement by Superior Plus' officers, directors, employees, investment bankers, advisers or representatives, and Ballard shall be responsible for any breach of this Section of the Arrangement Agreement by its officers, directors, employees, investment bankers, advisers or representatives.

Termination Fee

If the Arrangement Agreement:

(a)

is terminated by a Party in the circumstances contemplated in Section 7.1(b) of the Arrangement Agreement as a result of the failure of the other Party’s securityholders to approve the Arrangement Resolution (as defined in the Arrangement Agreement), and the terminating Party’s securityholders have approved the Arrangement Resolution; or

(b)	is to be terminated by a Party in the circumstances contemplated in paragraph (c) below under the heading "-Termination";

the Party whose securityholders have failed to approve the Arrangement, or the Party which wishes to terminate the Arrangement Agreement to enter into an Alternative Proposal, as the case may be, must pay to the Other Party, in immediately available funds to an account designated by the Other Party, C$2 million (the "Termination Fee").

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of Superior Plus and Ballard;
(b)	as provided in Section 5.4(b) of the Arrangement Agreement; or
(c)

by either Superior Plus or Ballard in order to enter into an Alternative Proposal in accordance with Section 3.4(b)(vi) of the Arrangement Agreement, provided that such Party has complied with its obligations set forth in Section 3.4(c) of the Arrangement Agreement and concurrently therewith pays the Termination Fee.

If the Arrangement Agreement is terminated in the circumstances set out in paragraphs (a) through (c) above, the Arrangement Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the Other Party hereunder, except with respect to the obligations set forth in Article 7 and Article 8 of the Arrangement Agreement which shall survive such termination.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated by the Arrangement Agreement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)	the Interim Order:
(i)	shall have been granted in form and substance satisfactory to each of Superior Plus and Ballard, acting reasonably;
(ii)

shall provide that the obligation to comply with any dissent rights granted to Ballard Shareholders in connection with the Arrangement, including without limitation the obligation to pay the fair value of such Ballard Shares to the holders of any such securities which have exercised such dissent rights, shall be an obligation of Newco; and

(iii)	shall not have been set aside or modified in a manner unacceptable to Superior Plus and Ballard, acting reasonably, on appeal or otherwise;
(b)

the Arrangement Resolution and the Fund Resolution shall have been passed by the requisite majorities specified in the Interim Order and in form and substance satisfactory to each of Superior Plus and Ballard, acting reasonably;

(c)

the Final Order shall have been granted in form and substance satisfactory to Superior Plus and Ballard, acting reasonably and shall not have been set aside or modified in any manner unacceptable to Superior Plus or Ballard, acting reasonably, on appeal or otherwise;

(d)

the Articles of Arrangement to be filed with the Director in accordance with the Arrangement shall be in form and substance satisfactory to each of Superior Plus and Ballard, acting reasonably and be capable of being filed in sufficient time to ensure that the Arrangement may become effective on or prior to the Deadline (as defined in the Arrangement Agreement); and

(e)	there shall be no action taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Entity, that:
(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated in the Arrangement Agreement; or
(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated in the Arrangement Agreement.

The foregoing conditions are for the mutual benefit of Ballard and Superior Plus and may be asserted by Ballard and Superior Plus regardless of the circumstances and may be waived by Ballard and Superior Plus (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Ballard or Superior Plus may have.

Additional Conditions to Obligations of Superior Plus

The obligation of Superior Plus to consummate the transactions contemplated by the Arrangement Agreement is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

except as affected by the transactions contemplated by the Agreement, the representations and warranties of Ballard contained in Section 4.2 of the Arrangement Agreement shall be true in all material respects (provided that those representations which are subject to qualifications or limitations as to materiality or Material Adverse Effect or Material Adverse Change (as defined in the Arrangement Agreement) shall be true in all respects) as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and Ballard shall have complied in all material respects with its covenants in the Arrangement Agreement and Superior Plus shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of Ballard acting solely on behalf of Ballard and not in their personal capacity, to the best of their respective information and belief having made reasonable inquiry and Superior Plus will have no knowledge to the contrary;

(b)	holders of not more than 2% of the outstanding Trust Units shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;
(c)

immediately prior to the Effective Time, but after completion of the Pre-Arrangement Transactions (as defined in the Arrangement Agreement), the aggregate of federal tax account balances in respect of the pools set out in the Disclosure Letter (as defined in the Arrangement Agreement) shall not be less than 90% of the amounts set out in the Disclosure Letter, and the applicable expiry horizons will not be materially different than as set out in the Disclosure Letter;

(d)	at the Effective Time:
(i)

Ballard shall have no Subsidiaries (as defined in the Arrangement Agreement) other than those being transferred to Newco in connection with the Arrangement or agreements of any nature to acquire any Subsidiary, or to acquire or lease any other business, assets or operations;

(ii)

Ballard shall not have in effect any bonus plan, commission plan, profit sharing plan, pension plan, royalty plan or arrangement or employee benefit plan for the benefit of any employees, officers, directors or shareholders of Ballard that will not be terminated, whether pursuant to the Arrangement or otherwise;

(iii)	Ballard will have no officers, employees or consultants other than those being transferred to Newco in connection with the Arrangement; and
(iv)

there shall be no amounts payable by Ballard under any obligations or liabilities of Ballard to pay any amount to its officers, directors, employees or consultants or any other person not dealing at arm's length with Ballard or any associate or affiliate of any such persons including all severance, termination, change of control arrangements, pay to stay or retention arrangements and salaries and bonuses;

(e)

there shall not have been after the date of the Arrangement Agreement and prior to the Effective Time any enactment, promulgation or public announcement of any change or proposed change in law (including a specific proposal to amend the Tax Act publicly announced by the Department of Finance of Canada) or applicable case law, or written and published interpretative guidance or policy of the Canada Revenue Agency or provincial equivalent that, in the opinion of Superior Plus, acting reasonably, could result in any material impairment of, or materially adversely affect: (i) the benefit to Superior Plus, or the completion, of the Arrangement, or (ii) the ability of Ballard to utilize, the account balances referred to in the Disclosure Letter after the Effective Date;

(f)

during the period commencing immediately prior to the date of the Arrangement Agreement and ending immediately prior to the Effective Time, there will not have been any "acquisition of control" of Ballard, as that term is used for purposes of the Tax Act with the exception of any "acquisition of control" that has occurred on or after the date of the Arrangement Agreement as a result of the execution of the Arrangement Agreement or the completion of the transactions contemplated in the Arrangement Agreement, including the Plan of Arrangement;

(g)

the New Superior Shares and Superior Plus Debentures (as defined in the Arrangement Agreement) to be assumed by Ballard (including the New Superior Shares to be issued pursuant to the Arrangement or issuable upon conversion, redemption or maturity of such debentures) shall be conditionally listed so as to be listed and posted for trading on the TSX on the first trading day following the Effective Date and the Ballard Shares shall be delisted from the NASDAQ (as defined in the Arrangement Agreement);

(h)

Superior Plus shall have received resignations and releases, in the form settled between Ballard and Superior Plus on or prior to the date of the Arrangement Agreement, from the directors and officers of Ballard;

(i)

between the date of the Arrangement Agreement and the Effective Time, there shall not have occurred any Material Adverse Change as described in section (i) or (ii) of the definition of Material Adverse Change or any Material Adverse Change described in section (iii) of such definition in the Arrangement Agreement which, in the opinion of Superior Plus, acting reasonably, has a material adverse effect on Newco’s financial capacity to fulfill its obligations under the indemnity under the Indemnity Agreement (as defined below) which, for greater certainty, shall include a decision by a credit rating agency to downgrade the credit rating or outlook on Superior Plus LP's debt as a result of such Material Adverse Change;

(j)	Ballard shall have;
(i)	been added as an additional insured to the general insurance policies; and
(ii)

been added as a named insured to the directors' and officers' liability insurance policy of Newco, or shall have secured "run off" directors’ and officers’ liability insurance, which policies shall have a scope and coverage no less advantageous in scope and coverage to that provided pursuant to Ballard's insurance policies immediately prior to the date of the Arrangement Agreement and, in the case of the "run off" directors' and officers' liability insurance policy shall cover claims made prior to or within six years after the Effective Time;

(k)

there shall be no security registrations against Ballard under the Personal Property Security Act (British Columbia) or other security registration legislation in other jurisdictions, with the exception of registrations relating to specific goods which, for greater certainty, excludes registrations relating to equipment or other categories of personal property where no specific good is listed, or such other arrangements shall have been made with respect to the discharge of such security registrations as are satisfactory to Superior Plus;

(l)	Newco and Subco shall have entered into an indemnity agreement indemnifying Ballard in the form attached as Schedule "B" to the Arrangement Agreement (the "Indemnity Agreement"); and

(m)	the Fund Required Approvals shall have been received by Superior Plus on a basis acceptable to Superior Plus, acting reasonably.

The foregoing conditions are for the exclusive benefit of Superior Plus and may be asserted by Superior Plus regardless of the circumstances or may be waived by Superior Plus in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Superior Plus may have.

Additional Conditions to Obligations of Ballard

The obligation of Ballard to consummate the transactions contemplated by the Arrangement Agreement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Superior Plus contained in Section 4.1 of the Arrangement Agreement shall be true in all material respects (provided that those representations which are subject to qualifications or limitations as to materiality or Material Adverse Effect or Material Adverse Change shall be true in all respects) as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and Superior Plus shall have complied in all material respects with its covenants in the Arrangement Agreement and Ballard shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of the Administrator (as defined in the Arrangement Agreement) acting solely on behalf of the Administrator and not in their personal capacity, to the best of their respective information and belief having made reasonable inquiry and Ballard will have no knowledge to the contrary;

(b)	holders of not more than 2% of the outstanding Ballard Shares shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;
(c)

the Newco Shares (including the Newco Shares issuable to Ballard Shareholders pursuant to the Arrangement) shall be conditionally listed so as to be listed and posted for trading on the TSX and NASDAQ on the first trading day following the Effective Date and any required approvals of the TSX and NASDAQ of the Newco DSUP, Newco RSUP, Newco Option Plan and Newco SDP and the listing of the Newco Shares issuable thereunder by the TSX and NASDAQ shall have been received;

(d)	Ballard shall have entered into the Indemnity Agreement indemnifying Newco; and
(e)	the Ballard Required Approvals shall have been received by Ballard on a basis acceptable to Ballard, acting reasonably.

The foregoing conditions are for the exclusive benefit of Ballard and may be asserted by Ballard regardless of the circumstances or may be waived by Ballard in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Ballard may have.

Notice and Effect of Failure to Comply with Conditions

(a)

Each of Superior Plus and Ballard shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date of the Arrangement Agreement to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of any Party contained in the Arrangement Agreement to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party under the Arrangement Agreement; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties under the Arrangement Agreement.

(b)

If any of the conditions precedent set forth in Sections 5.1, 5.2 or 5.3 of the Arrangement Agreement shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may terminate the Arrangement Agreement as provided in Section 7.1 of the Arrangement Agreement; provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the Other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

Satisfaction of Conditions

The conditions set out in Article 5 to the Arrangement Agreement are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the CBCA to give effect to the Arrangement.

Indemnity Agreement

The Arrangement Agreement provides that New Superior, Newco and Subco will enter into the Indemnity Agreement on or before the Effective Time. The Indemnity Agreement is designed to provide New Superior with indemnification from Newco, the resulting entity that will carry on the business previously carried on by Ballard, for claims relating to Newco's business that are brought against New Superior in the future.

The Indemnity Agreement provides that Newco is liable to New Superior for all Losses (as defined in the Indemnity Agreement) which it may suffer, sustain, pay or incur, and will indemnify and hold New Superior harmless from and against all Losses which may be brought against or suffered by New Superior or which New Superior may suffer, sustain, pay or incur arising out of, resulting from, attributable to or connected with:

(a)

any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of Ballard which occurred prior to the Effective Time, including without limitation, as a result of: i) Claims (as defined in the Indemnity Agreement) relating to the Intellectual Property (as defined in the Indemnity Agreement) of Ballard or the activity of Ballard and/or of its Subsidiaries (as defined in the Arrangement Agreement) in relation to the Intellectual Property, including without limitation the development, reproduction, use, and sale or distribution, of all or any part thereof, which infringes upon, or misappropriates, the Intellectual Property Rights (as defined in the Indemnity Agreement) of any third Person; ii) Claims relating to Taxes of Ballard for any period of time prior to the Effective Time, including without limitation any Taxes relating to the current audit being conducted with respect to sales taxes; iii) Claims related to any public disclosure of Ballard, including without limitation the Public Record (as defined in the Arrangement Agreement) of Ballard and any disclosure relating to Ballard included in this Information Circular, for any period of time prior to the Effective Time; iv) any violation of Applicable Laws, including without limitation applicable Canadian Securities Laws (as defined in the Arrangement Agreement), that occurred prior to the Effective Time; v) any failure to comply with the terms of any agreements, contracts, indentures, licenses, permits, approvals to which it is or was party or which it is or was subject to, or which has been entered into on its behalf or its constating documents; vi) Claims relating to the operation, performance, warranty, maintenance, service, malfunction or liability of Ballard's products prior to the Effective Time; vii) Claims relating to workers' compensation, including without limitation, premiums in Canada or the United States; viii) Claims relating to personal injuries or property damage; or ix) Claims relating to violations of Environmental Laws (as defined in the Arrangement Agreement) or the release of Hazardous Substances (as defined in the Arrangement Agreement);

(b)

any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of Newco or Subco which occur on or after the date of the Indemnity Agreement; and

(c)

any breach (including any failure or inaccuracy) of any of the representations and warranties of Ballard under the Arrangement Agreement, or any failure of Ballard to perform or observe any covenant or agreement to be performed by it under the Arrangement Agreement as though such representations, warranties, covenants and agreements survived the closing of the Arrangement; but, notwithstanding anything to the contrary implied or contained elsewhere in this Agreement, excluding any Losses which New Superior may suffer, sustain, pay or incur, relating to or based upon the existence or availability of New Superior’s Tax Pools (as defined in the Indemnity Agreement), other than as a result of fraud or wilful misrepresentation.

The Indemnity Agreement also provides that New Superior will be liable to Newco for all Losses which it may suffer, sustain, pay or incur and will indemnify and hold Newco harmless from and against all Losses which may be brought against or suffered by Newco or which Newco may suffer, sustain, pay or incur arising out of, resulting from, attributable to or connected with:

(a)

any breach (including any failure or inaccuracy) of any of the representations and warranties of Superior Plus under the Arrangement Agreement, or any failure of Superior Plus to perform or observe any covenant or agreement to be performed by it under the Arrangement Agreement as though such representations, warranties, covenants and agreements survived the closing of the Arrangement; and

(b)	any failure of New Superior to perform or observe any covenant or agreement to be performed by it under the Divestiture Agreement.

The Indemnity Agreement does not contain any limit on the amount of the claims that can be indemnified nor is there any threshold before indemnification is provided. In addition, the Indemnity Agreement specifically extends the limitation period within which a party is entitled to make a claim under the Indemnity Agreement to two years after the notice of claim with respect to such obligation was given. However, with the exception of certain limited adjustments to address differences in the amount of specific Tax Pools (as defined in the Indemnity Agreement) of Ballard which is described below, the indemnification provisions of the Indemnity Agreement do not provide indemnification to New Superior in respect of the amount or the availability of the Tax Pools.

The Indemnity Agreement also provides for certain compensation payments to be made by New Superior and Newco depending on the final determination of the amount of certain Tax Losses (as defined in the Indemnity Agreement) of Ballard to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement Agreement was executed or to the extent that such Tax Pools are used to reduce Ballard’s income, taxable income, or income taxes for any period ending at any time at or before the completion of the Arrangement. Newco's obligations under the Indemnity Agreement relating to NCL Obligations (as defined in the Indemnity Agreement) are limited to an aggregate of C$7,350,000 with a threshold amount of C$500,000 before there is an obligation to make a compensation payment.

The Indemnity Agreement provides detailed procedures for claims under the Indemnity Agreement which, provided Newcoacknowledges liability under the Indemnity Agreement with respect to such matter, gives Newcothe right to elect to take carriage and control of the dispute process relating to such claims.

Divestiture Agreement

Newco will acquire all of the assets of Ballard (including the proceeds of the Fund Loan) and assume all of the obligations of Ballard (except Ballard's obligation to repay the Fund Loan) pursuant to the terms of the Divestiture Agreement and in accordance with the Plan of Arrangement.

The Divestiture Agreement contains provisions to ensure that Newco receives all of the rights and obligations that are intended to be transferred as a result of the transfer of all of the assets of Ballard. In particular, the Divestiture Agreement contains provisions that provide that New Superior will hold certain rights in trust for the benefit of Newco and will take certain actions at the request, expense and direction of Newco that are necessary or proper in order that the obligations of Ballard may be performed in such a manner that the value of such assets are preserved and enure to the benefit of Newco.

The Divestiture Agreement also provides that any obligations or liabilities with respect to such rights will be paid or funded by Newco in the first instance so that New Superior does not have fund such obligations in the first instance and then rely on the Indemnity Agreement to get reimbursed.

The Indemnity Agreement also provides that New Superior appoints Newco and its permitted assignees as agent and attorney of New Superior to perform each act and obligation of New Superior pursuant to all or any of these obligations and rights and to take legal action to collect or enforce any right or obligation or claim which was intended to be assigned.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Sections 192 of the CBCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)	the Arrangement must be approved by at least two thirds of the votes cast by the Securityholders, voting as a single class, at the Meeting;
(b)	the Arrangement must be approved by at least two thirds of the votes cast by the Fund Unitholders at the Fund Meeting;
(c)	all conditions set forth in the Arrangement Agreement must be satisfied or waived by the appropriate parties;
(d)	the Arrangement must be approved by the Court pursuant to the Final Order;
(e)	the Articles of Arrangement must be filed with the CBCA Director in the form prescribed by the CBCA; and
(f)	the Certificate must be issued by the CBCA director.

Required Approvals

The respective obligations of Ballard and Superior Plus to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective, including the following required approvals.

Securityholder Approval

Ballard Securityholder Approval

Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least two thirds of the votes cast by the Securityholders, voting as a single class, present in person or by proxy, at the Meeting. A copy of the Arrangement Resolution is attached as Appendix B to this Information Circular. Each Ballard Shareholder is entitled to one vote per Ballard Share held, and Ballard Rightsholders are entitled to one vote per Ballard Share such holders are entitled to receive upon exercise of their Ballard Rights.

The Board of Directors has approved the Arrangement, and recommends that you vote in favour of the Arrangement Resolution. See "Background to and Reasons for the Arrangement” and “Recommendation of the Board of Directors".

If the Arrangement does not receive Securityholder approval, we will not be able realize the benefits described under "Benefits of the Arrangement".

Fund Unitholder Approval

The Interim Order also provides that the Fund Resolution must be approved by at least two thirds of the votes cast by the Fund Unitholders, present in person or represented by proxy at the Fund Meeting. Each Fund Unitholder shall be entitled to one vote for each Trust Unit held by such holder.

Court Approval

On November 10, 2008, Ballard obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. See the Interim Order included in Appendix D attached hereto.

The CBCA provides that the Arrangement requires Court approval. Subject to the terms of the Arrangement Agreement and the adoption of the Arrangement Resolution at the Meeting and the adoption of the Fund Resolution at the Fund Meeting, both in the manner required by the Interim Order, Ballard and Superior Plus will apply to the Court for the Final Order at the Courthouse located at 850 Smythe Street, Vancouver, British Columbia on December 22, 2008 or as soon thereafter as counsel may be heard. See the Notice of Petition included in Appendix D attached hereto.

The Court has broad discretion under the CBCA when making orders with respect to the Arrangement, and the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Securityholders.

The Newco Securities to be issued pursuant to the Arrangement will not be registered under the U.S. Securities Act, and are being issued in reliance upon the exemption from the registration requirements under the U.S. Securities Act provided by Section 3(a)(10) thereof. The Court will be advised, prior to the hearings of the applications for the Interim Order and the Final Order, that the Court’s determination that the Arrangement is fair and reasonable will form the basis for an exemption from the registration requirements of the U.S. Securities Act with respect to the Newco Securities to be issued and distributed pursuant to the Arrangement.

Competition Act

Under the Competition Act, the acquisition of assets of an operating business in Canada may require pre-merger notification if certain size of parties and size of transaction thresholds are exceeded (a "Notifiable Transaction"). If a transaction constitutes a Notifiable Transaction, certain information must be provided to the Commissioner and the transaction may not be completed until the expiry, termination or waiver of a statutory waiting period. Notification may be made either on the basis of a short-form filing (in respect of which there is a 14-day statutory waiting period) or a long-form filing (in respect of which there is a 42-day statutory waiting period). If a short-form filing is made, the Commissioner may, within the 14-day waiting period, require that the parties make a long-form filing, thereby extending the waiting period for a further 42 days following receipt of the long-form filing.

If a transaction does not raise substantive issues under the Competition Act, the Commissioner may issue an Advance Ruling Certificate (an "ARC") in respect of the transaction. If an ARC is issued, the parties to the transaction are not required to a file a short-form or a long form pre-merger notification. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. If the Commissioner determines not to issue an ARC she may still provide a letter in which she advises that she is of the view that grounds do not exist to file an application pursuant to the merger provisions of the Competition Act in connection with the

Arrangement and waives the obligation to make a pre-closing merger filing in accordance with subsection 113(c) of the Competition Act (a "no-action letter").

The Commissioner’s review of a transaction may take longer than the statutory waiting period, depending upon a number of factors, including whether a transaction is classified by the Commissioner as non-complex, complex or very complex. Under the Competition Act, the Commissioner may decide to seek an interim order of the Competition Tribunal to prevent or delay closing. The Commissioner may also challenge a transaction by filing an application in the Competition Tribunal pursuant to section 92 of the Competition Act to seek a remedial order that could prevent closing, or if closing has occurred seeking remedies such as dissolution or divestiture of assets, and/or shares, if she proves that the transaction is likely to prevent or lessen competition substantially.

The Arrangement is a Notifiable Transaction under the Competition Act, and as such, the Fund and Ballard must comply with the merger notification provisions of the statute. To do so, on November 3, 2008, the Fund and Ballard requested the issuance of an ARC, or in the alternative, a no-action letter. Completion of the Arrangement is, among other things, subject to the condition that the Commissioner shall have (a) issued an ARC under section 102 of the Competition Act in connection with the Arrangement or (b) the applicable waiting period under the Competition Act shall have expired or shall have been terminated or the obligation to make a pre-closing merger filing shall have been waived by the Commissioner and the Commissioner shall have advised, in writing, that she is of the view that grounds do not exist to file an application pursuant to the merger provisions of the Competition Act in connection with the Arrangement.

Canada Transportation Act

The parties to a proposed transaction involving a "transportation undertaking" which is a Notifiable Transaction under the Competition Act are required by the Canada Transportation Act (the "CTA") to give notice of the transaction to the Minister no later than the date on which notification to the Commissioner under the Competition Act is made or required.

Where a transaction is subject to notification under the CTA, the Minister is required to assess whether the transaction will raise any issues with respect to the public interest as it relates to national transportation. If the Minister concludes that a proposed transaction does not raise any issues, the Minister is required to notify the parties accordingly within 42 days of receipt of a notification. In these circumstances, the proposed transaction is not subject to further review under the CTA and can be completed. If, however, the Minister is of the opinion that the proposed transaction does raise public interest issues, the Minister may direct the Canadian Transportation Agency (the "Agency") or another person to examine them, and the proposed transaction may not be completed until it is approved by the Governor in Council.

Within 150 days of being directed to examine a proposed transaction (or any longer period that the Minister may allow), the Agency or other person is required to report to the Minister. The Commissioner is required to report to the Minister and the parties on any concerns she may have regarding a "potential prevention or lessening of competition" within 150 days of being notified under subsection 114(1) of the Competition Act (or any longer period that the Minister may allow).

Following receipt of the Commissioner’s report, but before making a recommendation to the Governor in Council as to whether a proposed transaction should be approved, the Minister is required to consult with the Commissioner regarding any overlap between their concerns, and to request that the parties address the Commissioner’s concerns and any concerns of the Minister. After conferring with the Minister and the Commissioner, the parties are required to inform them of any measures they are prepared to undertake to address their concerns, and they may at that time propose modifications to the proposed transaction. Prior to making a recommendation to the Governor in Council as to whether a proposed transaction should be approved, the Minister is required to obtain the Commissioner’s assessment as to the adequacy of any undertakings or modifications to the proposed transaction proposed by the parties. If the Governor in Council is satisfied that it is in the "public interest" to approve a proposed transaction, taking into account any undertakings or modifications by the parties, on the recommendation of the Minister, the Governor in Council may approve a proposed transaction and specify any terms and conditions which are considered appropriate. Completion of the

Arrangement is conditional upon the Arrangement being cleared by the Minister giving notice of his opinion that the Arrangement does not raise issues with respect to the public interest or the Governor in Council approving the Arrangement.

On November 3, 2008, Ballard filed a notice with the Minister in respect of the Arrangement under the CTA.

Stock Exchange Listings

The Ballard Shares are listed and posted for trading on the TSX under the symbol "BLD" and on NASDAQ under the symbol "BLDP". On October 30, 2008, being the last trading day prior to the date of announcement of the Arrangement, the closing price of the Ballard Shares on the TSX was C$2.83 per Ballard Share and on NASDAQ was $2.34, and on November 12, 2008 was C$2.91 and $2.36 respectively.

Ballard has made an application to list the Newco Shares on the TSX. The TSX has conditionally approved the listing of the Newco Shares on the TSX under the symbol "BLD", which approval is subject to the realization of certain conditions prior to the end of the first business day after the Effective Date, including (i) the Securityholders approving the Arrangement at the Meeting, (ii) the closing of the Arrangement, (iii) the filing of all documents required by the TSX and the paying of the fees required pursuant to the policies of the TSX, and (iv) Newco meeting the continued listing requirements of the TSX.

Ballard has notified NASDAQ of the substitution listing of the Newco Shares for the Ballard Shares on NASDAQ upon completion of the Arrangement. The Newco Shares will trade on NASDAQ under the symbol "BLDP". NASDAQ's acceptance of the substitution listing of the Newco Shares for the Ballard Shares is subject to receipt by NASDAQ of all forms and documents, and the payment of all fees, required by NASDAQ, as well as compliance by Newco with the continued listing requirements of NASDAQ.

Newco expects that it will be able to satisfy all of the requirements of the TSX and NASDAQ relating to the listing of the Newco Shares upon or prior to completion of the Arrangement.

Timing

If the Meeting and the Fund Meeting are held as scheduled and are not adjourned and the other necessary conditions of the Arrangement are satisfied or waived, Ballard and Superior Plus will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on December 22, 2008, in form and substance satisfactory to Ballard and Superior Plus, and all other conditions to completion are satisfied or waived, Ballard expects the Effective Date of the Arrangement to be on or about December 31, 2008.

Costs and Expenses of the Arrangement

The estimated costs to be incurred by Ballard relating to the Arrangement, including transfer taxes, legal and financial advisor fees, insurance costs, the costs of preparation, mailing and printing of this Information Circular and the costs of holding the Meeting are expected to be approximately C$5.3 million. Newco will be responsible for these costs which, when netted against the cash payment of approximately C$46.3 million received by Newco, will result in Newco’s cash reserves and shareholders’ equity increasing by approximately C$41 million.

Certificates

Certificates representing Newco Shares

Upon the Arrangement becoming effective, the existing certificates for Ballard Shares will represent Newco Shares. Ballard Shareholders do not need to replace the certificates representing their Ballard Shares for certificates representing Newco Shares.

Certificates representing Newco Options, Newco DSUs and Newco RSUs

Upon the Arrangement becoming effective, certificates representing Ballard Options, Ballard DSUs and Ballard RSUs will represent Newco Options, Newco DSUs and Newco RSUs, as the case may be. Ballard Rightsholders do not need to replace the certificates for Ballard Options, Ballard DSUs and Ballard RSUs.

Canadian Securities Laws Considerations

It is anticipated that the Newco Shares, the Newco Options, the Newco DSUs and the Newco RSUs to be issued to Securityholders pursuant to the Arrangement (including the Newco Shares issuable upon the valid exercise the Newco Options, Newco DSUs and Newco RSUs), as applicable, will be issued in reliance on exemptions from the prospectus and registration requirements of applicable securities laws. The first trade of Newco Shares (including Newco Shares issuable upon the valid exercise of the Newco Options, Newco DSUs and Newco RSUs) will not be subject to any restricted or hold period in Canada if:

(a)

at the time of such first trade, Newco is and has been a reporting issuer, or the equivalent under the legislation of a jurisdiction of Canada, for at least four months (Newco will be a reporting issuer after closing of the Arrangement, or the equivalent in certain of such jurisdictions, and pursuant to National Instrument 45-102 (Resale of Securities) will be deemed to have been a reporting issuer, or the equivalent in certain of such jurisdictions, for more than four months);

(b)	no unusual effort is made to prepare the market or to create a demand for the Newco Shares which are the subject of the trade;
(c)	no extraordinary commission or consideration is paid to a person or company in respect of the trade;
(d)

if the seller of the securities is an insider or officer of Newco, the seller has no reasonable grounds to believe that Newco is in default of any requirement of the applicable securities legislation; and

(e)

the first trade is not from the holdings of a person or company or a combination of persons or companies holding a sufficient number of any securities of Newco so as to affect materially the control of Newco (a holding by any person, company or combination of persons and/or companies of more than 20% of the outstanding voting securities of Newco is deemed, in the absence of evidence to the contrary, to affect materially the control of Newco).

U.S. Securities Laws Considerations

The Newco Securities to be issued to the Securityholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States. Such Newco Securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and exemptions provided under the securities laws of each applicable state of the United States. Section 3(a)(10) of the U.S. Securities Act exempts from registration under such Act securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Final Order will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, with respect to the Newco Securities to be issued to Securityholders pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of the effect of the Final Order.

The Newco Options, Newco DSUs and Newco RSUs to be issued on the Effective Date are not transferable. The Newco Shares received pursuant to the Arrangement may be resold without restriction under the U.S. Securities Act by persons who are not "affiliates" of Newco after the Effective Time or within 90 days before the Effective Time. An "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with such issuer, whether through the ownership of voting securities, by contract, or otherwise. Usually, persons who are directors, executive officers and 10% or greater shareholders of an issuer are considered to be its affiliates. Ballard Shareholders who are affiliates of Newco after the Effective Time or within 90 days before the Effective Time will be subject to restrictions under the U.S. Securities Act on the resale of Newco Shares received by them in the Arrangement. However, such affiliates may resell such Newco Shares without registration under the U.S. Securities Act immediately, either (a) outside the United States pursuant to and in accordance with Regulation S under the U.S. Securities Act as described below or (b) in a transaction exempt from such registration requirements.

Subject to certain limitations, at any time that Newco is a "foreign private issuer", as defined in Rule 405 under the U.S. Securities Act, Ballard Shareholders who are affiliates of Newco after the Effective Time or within 90 days before the Effective Time may immediately resell the Newco Shares they receive under the Arrangement outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. Generally, such persons may resell such Newco Shares in an "offshore transaction" if (i) no offer is made in the United States, (ii) either (A) at the time the buyer’s buy order is originated, the buyer is outside the United States, or the seller and any person acting on its behalf reasonably believes that the buyer is outside the United States, or (B) the transaction is executed in, on or through a "designated offshore securities market" (which would include a sale through the TSX) if neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States, and (iii) neither the seller, any affiliate of the seller or any person acting on any of their behalf engages in any "directed selling efforts" in the United States. For the purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the resale transaction. Certain additional restrictions will apply to a person who is an affiliate of Newco other than solely by virtue of his or her status as an officer or director of Newco. Newco is under no obligation to remain a "foreign private issuer".

After the Effective Date Newco, intends to file a registration statement on Form S-8 with the SEC registering the Newco Shares issuable upon exercise of the Newco Options, as well as the Newco Shares underlying the Newco RSUs and Newco DSUs. Consequently, the Newco Options may be exercised and the Newco Shares issuable upon exercise thereof, as well as the Newco Shares underlying the Newco RSUs and Newco DSUs issued pursuant to the Arrangement, may be resold without restriction in the United States.

THE NEWCO SECURITIES TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES OR PROVINCE OR TERRITORY OF CANADA, NOR HAS THE SEC OR ANY SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES OR PROVINCE OR TERRITORY OF CANADA PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the Newco Securities received upon completion of the Arrangement. Holders of Newco Securities may be subject to additional restrictions, including, but not limited to, restrictions under written contracts, agreements or instruments to which they are parties or are otherwise subject, and restrictions under applicable United States state securities laws. All holders of Newco Securities are urged to consult with their counsel to ensure that the resale of Newco Securities complies with applicable securities legislation.

Risk Factors

Securityholders should carefully consider the following risk factors relating to the Arrangement before deciding to vote or instruct their vote to be cast to approve the matters relating to the Arrangement. In addition to the risk factors relating to the Arrangement set out below, Securityholders should also carefully consider the risks relating to our business, which are set forth in our annual information form, which is incorporated by reference. The risks described in our annual information form, including the risks relating to our ability to achieve commercialization of our products, our dependence on OEMs, system integrators and third party suppliers, our need for the development of a fuel infrastructure and our exposure to changes in environmental policies, will continue to apply to us after the Arrangement, and some of these risks may increase. If any of the risks relating to the Arrangement or our business were to materialize, our financial condition, results of operations and prospects would likely be adversely affected. All of the risks below should be considered by the Securityholders in conjunction with other information included in this Information Circular, including the Appendices attached hereto.

Absence of Organized Market

Before the Arrangement, no market existed for the trading of the Newco Shares and there can be no assurance that an active post-Arrangement market will develop or be maintained. Factors such as the financial results of Newco, and the general economic condition of its industry could cause the price of the Newco Shares to fluctuate.

Exchange Listings

Although the TSX has conditionally approved the Arrangement and the listing of the Newco Shares and NASDAQ has been notified of the substitution of the Newco Shares for the Ballard Shares on NASDAQ, there can be no assurance that Newco will continue to meet the continued listing requirements of the TSX and NASDAQ.

Regulatory Requirements and Third Party Consents

A delay in obtaining regulatory approvals and third party consents, or the imposition of unfavourable terms or conditions for such approvals and third party consents, could prevent us from completing the Arrangement in a timely manner or at all or increase our costs associated with the Arrangement. Any significant delay in obtaining the required regulatory approvals and third party consents, or a failure to obtain such approvals and consents, could result in the failure to complete the Arrangement.

Dissent Rights

The following description of the right to dissent and appraisal to which Dissenting Shareholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such Dissenting Shareholder's Ballard Shares and is qualified in its entirety by the reference to the full text of Section 190 of the CBCA, which is attached to this Circular as Appendix I as modified by the Interim Order which is attached to this Circular as Appendix D and the Plan of Arrangement which is attached to this Circular as Appendix H. Dissenting Shareholders who intend to exercise their right to dissent and appraisal ("Dissent Rights") should carefully consider and comply with the provisions of the CBCA, as modified by the Interim Order and the Plan of Arrangement, as failure to adhere to the procedures established therein may result in the loss or unavailability of Dissent Rights. Notwithstanding subsection (25) of section 190 of the CBCA, a Dissenting Shareholder shall not be entitled to withdraw such Dissenting Shareholder’s notice of dissent in the circumstances contemplated therein.

Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions of such corporation that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides registered Ballard Shareholders with the right to dissent from the Arrangement Resolution pursuant to section 190 of the CBCA, with modifications to the provisions of section 190 as provided in the Plan of Arrangement and the Interim Order. Any registered Ballard Shareholder who dissents from the Arrangement Resolution in accordance with section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, will be deemed to have exchanged the Ballard Shares held by such Dissenting Shareholder for Newco Shares on a one-for-one a basis and such Newco Shares will be cancelled and such Dissenting Shareholder will be entitled, in the event the Arrangement becomes effective, to be paid by Newco the fair value of the Ballard Shares held by such Dissenting Shareholder determined as of the close of business on the day before the day the Arrangement Resolution is adopted. Ballard Shareholders are cautioned that the fair value could be determined to be less than the consideration offered under the Arrangement.

Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that a registered Ballard Shareholder may only exercise Dissent Rights in respect of Ballard Shares that are registered in that Ballard Shareholder’s name.

In many cases, Ballard Shares beneficially owned by a non-registered holder are registered either (a) in the name of an intermediary that the non-registered holder deals with in respect of such shares, such as, among others, banks, trust companies, securities dealers and brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or (b) in the name of a depository, such as CDS, of which the Intermediary is a participant. Accordingly, a non-registered holder will not be entitled to exercise his, her or its Dissent Rights directly (unless the Ballard Shares are re-registered in the non-registered holder’s name). A non-registered holder who wishes to exercise Dissent Rights should immediately contact the intermediary with whom the non-registered holder deals in respect of its Ballard Shares and either (i) instruct the intermediary to exercise the Dissent Rights on the non-registered holder’s behalf (which, if the Ballard Shares are registered in the name of CDS or any other clearing agency, may require that such Ballard Shares first be re-registered in the name of the intermediary), or (ii) instruct the intermediary to re-register such Ballard Shares in the name of the non-registered holder, in which case the non-registered holder would be able to exercise the Dissent Rights directly.

A registered Ballard Shareholder who wishes to dissent must provide a dissent notice (the "Dissent Notice") to the headquarters of Ballard at 9000 Glenlyon Parkway, Burnaby, B.C., V5J 5J8, at or before 4:00 pm Vancouver time on December 16, 2008 or, in the case of any adjournment or postponement of the Meeting, no later than 48 hours before the time of such reconvened meeting. It is important that registered Ballard Shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the CBCA. Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the right to dissent.

The filing of a Dissent Notice does not deprive a registered Ballard Shareholder of the right to vote at the Meeting. However, the CBCA provides, in effect, that a registered Ballard Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to that class of shares voted in favour of the Arrangement Resolution, being the Ballard Shares. The CBCA does not provide, and Ballard will not assume, that a proxy submitted instructing the proxyholder to vote against the Arrangement Resolution, a vote against the Arrangement Resolution or an abstention constitutes a Dissent Notice, but a registered Ballard Shareholder need not vote his, her or its Ballard Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a registered Ballard Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Ballard Shares in favour of the Arrangement Resolution and thereby causing the registered Ballard Shareholder to forfeit his, her or its Dissent Rights.

Newco is required, within ten (10) days after Ballard Shareholders adopt the Arrangement Resolution, to notify each Dissenting Shareholder, if any, that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Ballard Shareholder who voted for the Arrangement Resolution or who has withdrawn his, her or its Dissent Notice.

A Dissenting Shareholder who has not withdrawn his, her or its Dissent Notice prior to the Meeting must then within twenty (20) days after receiving the notice from Newco or, if the Dissenting Shareholder does not receive the notice, within twenty (20) days after learning that the Arrangement Resolution has been adopted, send to Newco at its headquarters at 9000 Glenlyon Parkway, Burnaby, B.C., V5J 5J8, Attention: Chief Legal Officer a written notice (the "Demand for Payment") containing his, her or its name and address, the number of Ballard Shares in respect of which he, she or it dissents, and a demand for payment of the fair value of such Ballard Shares. Within thirty (30) days after sending the Demand for Payment, the Dissenting Shareholder must send to Newco certificate(s) representing Ballard Shares in respect of which he, she or it dissents. Newco will endorse on share certificate(s) received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificate(s) to the Dissenting Shareholder. A Dissenting Shareholder who fails to send certificate(s) representing Ballard Shares in respect of which he, she or it dissents has no right to make a claim under section 190 of the CBCA.

Under section 190 of the CBCA, after sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Ballard Shareholder in respect of his, her or its Ballard Shares other than the right to have Newco Shares issued to the Dissenting Shareholder pursuant to the Arrangement and to be paid the fair value of the Ballard Shares on the cancellation of those Newco Shares as determined pursuant to the Interim Order, unless (i) the Dissenting Shareholder withdraws his, her or its Demand for Payment before Newco makes an offer to pay, or (ii) Newco fails to make an offer to pay in accordance with subsection 190(12) of the CBCA and the Dissenting Shareholder withdraws the Demand for Payment, in which case the Dissenting Shareholder’s rights as a Newco Shareholder will be reinstated and such shareholder will be entitled to receive Newco Shares in accordance with the terms of the Plan of Arrangement. Pursuant to the Plan of Arrangement, in no case shall Newco or any other person be required to recognize any Dissenting Shareholder as a Newco Shareholder after the Effective Date, and the name of such Dissenting Shareholder shall be deleted from the register of Newco at the Effective Date.

Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined to be entitled to be paid fair value of their Ballard Shares shall be deemed to have transferred their Ballard Shares to Newco for Newco Shares and those Newco Shares shall be deemed to have been cancelled on the Effective Date. Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined not to be entitled, for any reason, to be paid fair value of their Ballard Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Date.

Newco is required, not later than seven days after the later of the Effective Date and the date on which Newco received the Demand for Payment of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an offer to pay for his, her or its Newco Shares an amount considered by Newco to be the fair value of the Dissenting Shareholder's former Ballard Shares, accompanied by a statement showing the manner in which the fair value was determined. Every offer to pay must be on the same terms. Newco must pay the amount to the Dissenting Shareholder within ten days after an offer to pay has been accepted by the Dissenting Shareholder, but any such offer lapses if Newco does not receive an acceptance within thirty (30) days after the offer to pay has been made.

If Newco fails to make an offer to pay for a Dissenting Shareholder's Newco Shares, or if a Dissenting Shareholder fails to accept an offer to pay that has been made, Newco may, within fifty (50) days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value of the Ballard Shares of Dissenting Shareholders. If Newco fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of twenty (20) days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. Pursuant to the Interim Order, the court will be the Supreme Court of British Columbia.

If Newco or a Dissenting Shareholder makes an application to the Court, Newco will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of his, her or its right to appear and be heard in person or by counsel. Upon an application to the Court, all Dissenting Shareholders who have not accepted an offer to pay will be joined as parties and be bound by the decision of the Court. Upon any such application to the Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value of the Ballard Shares for all Dissenting Shareholders. The final order of the Court will be rendered against Newco in favour of each Dissenting Shareholder and for the amount of the fair value of his, her or its former Ballard Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

Registered Holders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Ballard Shares as determined under the applicable provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the consideration under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s Ballard Shares.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

In the opinion of Borden Ladner Gervais LLP, special tax counsel to Ballard, the following fairly summarizes the principal Canadian federal income tax consequences generally applicable to

•	Ballard Shareholders in respect of the exchange (the "Share Exchange") of Ballard Shares for Newco Shares, and
•	Ballard Optionholders in respect of the exchange (the "Option Exchange") of Ballard Options for Newco Options,

pursuant to the Arrangement.

Comment in respect of the Share Exchange is restricted to Ballard Shareholders, wherever resident, each of whom for the purposes of the Tax Act at all material times

•	deals at arm’s length with Ballard and Newco,
•	holds all Ballard Shares, and will hold all Newco Shares received on the Share Exchange, solely as capital property,
•	is not affiliated with Ballard or Newco,
•	is not a "financial institution" or "specified financial institution",
•	is not exempt from tax under Part I of the Tax Act, and
•

will not, and no person with whom the Ballard Shareholder does not deal at arm's length will, alone or in any combination immediately after the Arrangement control Newco or hold shares in its capital representing more than 50% of the fair market value of all issued shares in its capital, and an interest in whom is not a "tax shelter investment" (each, in this summary, a "Holder").

A Holder's Ballard Shares generally will be considered to be capital property of the Holder unless they were held in the course of carrying on a business or an adventure in the nature of trade, or as "mark to market" properties. Certain Holders who are resident in Canada for the purposes of the Tax Act may be entitled to elect irrevocably under subsection 39(4) of the Tax Act that the Holder's Ballard Shares, and each other "Canadian security" (as defined for the purposes of the Tax Act) owned by the Holder in the year in which the election is made or any subsequent year, be deemed to be capital property.

Comment in respect of the Option Exchange is restricted to Ballard Optionholders, wherever resident, each of whom for the purposes of the Tax Act at all material times,

•	is a current or former employee of Ballard or a corporation with which Ballard does not or did not deal at arm's length,
•	deals at arm's length with Ballard or the corporation, and
•	received all of his or her Ballard Options in the course of or by virtue of such employment at a time when Ballard was not a "Canadian-controlled private corporation" for the purposes of the Tax Act,

(each, in this summary, an "Optionee").

This summary is based on the current provisions of the Tax Act, the regulations thereunder, and all amendments thereto publicly announced by the government of Canada to the date hereof, and on counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the "CRA"). It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other material change to any relevant law or practice, although no assurance can be given in these respects. This summary does not take into account or anticipate any provincial, territorial or foreign income tax considerations, or any tax treaty.

This summary is of a general nature only, is not exhaustive, and is not and is not to be construed as, tax advice to any particular Holder or Optionee. Each Holder and each Optionee is urged to consult the Holder's or Optionee's own tax advisers with respect to all tax consequences of the Arrangement applicable to the Holder's or Optionee's particular circumstances.

The Share Exchange

Holders Resident in Canada

This part of the summary is restricted to Holders who are resident in Canada for the purposes of the Tax Act (each, in this summary, a "Resident Holder").

A Resident Holder (including a Resident Dissenter, as defined below) whose Ballard Shares are exchanged for Newco Shares pursuant to the Share Exchange will not thereby realize any gain or loss unless the Resident Holder chooses to include an amount in income in respect of the exchange in the Resident Holder's tax return for the taxation year in which the Share Exchange occurs. Provided that the Resident Holder does not include any such amount in income, the Resident Holder will be deemed to have disposed of the Ballard Shares for proceeds of disposition, and to have acquired the Newco Shares at an aggregate cost, equal to the aggregate adjusted cost base ("ACB") of the Resident Holder's Ballard Shares, determined immediately before the Share Exchange.

A Resident Holder who chooses to include an amount in income in respect of the Share Exchange will be deemed to have realized a capital gain (capital loss) equal to the amount by which the fair market value of the Resident Holder's Newco Shares exceeds (is exceeded by) the ACB of the Resident Holder’s Ballard Shares determined immediately before the exchange, and reasonable costs of disposition. The Resident Holder will be required to include one half of any such capital gain ("taxable capital gain") in income in the taxation year in which the Share Exchange occurs, to be taxed at normal rates. The Resident Holder may deduct one half of any such loss ("allowable capital loss") from taxable capital gains realized in the taxation year and, to the extent not so deductible, from taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year. The Resident Holder will acquire the Newco Shares at a cost equal to the fair market value of the Resident Holder’s Ballard Shares at the time of the Share Exchange.

A capital loss incurred on the Share Exchange by a Resident Holder that is a corporation may, to the extent and under circumstances set out in the Tax Act, be reduced by the amount of certain dividends that it has previously received or been deemed to have been received on its Ballard Shares (or on other shares for which its Ballard Shares were substituted or exchanged). Similar rules may apply to Ballard Shares owned by a Resident Holder that is a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A Resident Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be required to pay an additional 6?% refundable tax in respect of net taxable capital gains, if any, that it realizes on the Share Exchange.

Holders Not Resident in Canada

This part of the summary is restricted to Holders

•	who, for purposes of the Tax Act and at all relevant times, are not resident or deemed to be resident in Canada, and
•

whose Ballard Shares are not at any relevant time "taxable Canadian property" or "designated insurance property" (as those terms are defined for the purposes of the Tax Act), and are not used or held, or deemed to be used or held, in the course of carrying on a business in Canada.

(each, in this summary, a "Non-resident Holder").

A Non-resident Holder's Ballard Shares generally will not be taxable Canadian property at any relevant time provided that neither the Non-resident Holder, nor any one or more other persons with whom the Non-resident Holder does not deal at arm's length, alone or in any combination directly or indirectly, at any time in the 60 months immediately preceding the Arrangement, held or had rights to acquire 25% or more of the issued shares of any class in Ballard's capital.

Subject to the foregoing restrictions and assumptions, a Non-resident Holder whose Ballard Shares are exchanged for Newco Shares pursuant to the Share Exchange will not thereby incur any liability for Canadian federal income tax.

Dissent Rights

General

Pursuant to the Arrangement, the Newco Shares received in exchange for Ballard Shares on the Share Exchange by a Holder who validly exercises dissent rights (in this summary, a "Dissenting Holder") will be cancelled, and the Dissenting Holder will be entitled to be paid an amount (the "Dissent Payment") by Newco equal to the fair value of the Dissenting Holder's cancelled Ballard Shares, determined as of the close of business on the day before the day on which the Arrangement Resolution is adopted.

Provided that the amount of the Dissent Payment does not exceed the paid-up capital of the Dissenting Holder's cancelled Newco Shares as determined for the purposes of the Tax Act ("PUC"), the Dissenting Holder will realize a capital gain (capital loss) equal to the amount by which the Dissent Payment, less reasonable costs of disposition and any portion of the Dissent Payment that is on account of interest, exceeds (is exceeded by) the ACB of the Newco Shares to the Dissenting Holder.

Whether the foregoing proviso is satisfied is a question of fact that can only be determined after the Effective Time. However, management of Ballard has advised tax counsel that it believes that the proviso will be satisfied in the circumstances of the Arrangement, and this view appears reasonable in those circumstances.

If the proviso is not satisfied , the Dissenting Holder will be deemed to have received a dividend from Newco equal to the amount by which the Dissent Payment exceeds the PUC of the Dissenting Holder's cancelled Newco Shares. The Dissenting Holder will also realize a capital gain (capital loss) equal to the amount by which the Dissent Payment, (net of the deemed dividend, reasonable costs of disposition, and any portion of the payment that is on account of interest) exceeds (is exceeded by) the ACB of the Newco Shares to the Dissenting Holder.

Dissenting Holders Resident in Canada

The Dissenting Holder, if resident in Canada for the purposes of the Tax Act (a "Resident Dissenter"), will be required to include in income that portion of the Dissent Payment, if any, that is deemed to be a dividend. If the Resident Dissenter is an individual, the gross-up and dividend tax credit rules generally applicable to taxable dividends received from taxable Canadian corporations will apply to the deemed dividend. Tax counsel has been advised that Newco currently does not intend to designate any such deemed dividend as an "eligible dividend" for the purposes of the enhanced gross-up and dividend tax credit rules. If the Resident Dissenter is a corporation, it will (subject to the potential application of the capital gains stripping rules in subsection 55(2) of the Tax Act) generally be entitled to deduct the amount of the deemed dividend, if any, from its taxable income. A corporate Resident Dissenter that is a "private corporation" (as defined in the Tax Act) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals, may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on the deemed dividend (if any).

The Resident Dissenter will also be required to include one half of any capital gain in income arising in respect of the Dissent Payment, or be entitled to deduct one half of any resulting capital loss, in accordance with the usual rules applicable to capital gains and losses. See "The Share Exchange - Holders Resident in Canada” above.

The Resident Dissenter will also be required to include in income that portion of the Dissent Payment, if any, that is on account of interest.

Dissenting Holders Not Resident in Canada

The Dissenting Holder, if not resident in Canada for the purposes of the Tax Act (a "Non-resident Dissenter") will be required to pay Canadian withholding tax on that portion of the Dissent Payment, if any, that is deemed to be a dividend at the rate of 25% of the gross amount of the deemed dividend, or such lower rate as may be available under an applicable tax treaty.

The Non-resident Dissenter will not incur any liability for Canadian federal income tax in respect of that portion of the Dissent Payment, if any, that is a capital gain, or that is on account of interest.

The Option Exchange

Optionees Resident in Canada

This part of the summary is restricted to Optionees who are resident in Canada for the purposes of the Tax Act (each, in this summary, a "Resident Optionee").

A Resident Optionee whose Ballard Options are exchanged for Newco Options pursuant to the Option Exchange will be deemed for Canadian federal income tax purposes not to have disposed of the Ballard Options, and consequently will not thereby have incurred any liability for Canadian federal income tax, provided that

•

the total value, immediately after the Option Exchange, of the Newco Shares that the Resident Optionee is entitled to receive on exercise of the Newco Options, less the amount payable, if any, by the Resident Optionee to acquire the Newco Shares, does not exceed

•

the total value, immediately before the Option Exchange, of the Ballard Shares that the Resident Optionee would have been entitled to receive on exercise of the Ballard Options, less the amount, if any, that would have been payable by the Resident Optionee to acquire the Ballard Shares.

Whether this proviso will be satisfied is a question of fact that can only be determined as of the Effective Date. However, the exchange ratio and other terms affecting the Option Exchange under the Arrangement have been structured with the intent that no Optionee would receive an economic advantage or net benefit as a result of the Option Exchange, and consequently that the proviso would be satisfied.

A Resident Optionee whose Ballard Options are exchanged for Newco Options pursuant to the Option Exchange in circumstances in which the proviso is not satisfied will be deemed to have received a benefit from employment in the taxation year in which the Effective Time occurs equal to the amount, if any, by which the value of the Newco Options immediately after the Option Exchange exceeds the value of the Ballard Options immediately before the Option Exchange, and will be required to include the amount of the benefit in income for the year. The Resident Optionee may be entitled to deduct an amount equal to 50% of the benefit from his or her taxable income for the taxation year provided that certain conditions set out in the Tax Act are satisfied.

Optionees Not Resident in Canada

This part of the summary is restricted to Optionees who are not resident in Canada for the purposes of the Tax Act (each, in this summary, a "Non-resident Optionee").

A Non-resident Optionee whose Ballard Options are exchanged for Newco Options pursuant to the Option Exchange will, to the extent that he or she received the Ballard Options in the course of employment duties performed in Canada, generally be subject to the same Canadian federal income tax rules applicable to Resident Optionees described above (see "Optionees Resident in Canada").

The Non-resident Optionee generally will not be subject to Canadian federal income tax as a result of the Option Exchange to the extent that he or she received Ballard Options in respect of employment duties performed outside Canada.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a limited discussion of certain of U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to a U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Moreover, this summary is not binding on the Internal Revenue Service (the "IRS") or the U.S. courts, and no assurance can be provided that the conclusions reached in this summary will not be challenged by the IRS or will be sustained by a U.S. court if so challenged. Ballard has not requested, and does not intend to request, a ruling from the IRS or an opinion from legal counsel regarding any of the U.S. federal income tax consequences of the Arrangement. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.

To ensure compliance with U.S. Treasury Department Circular 230, U.S. Holders are hereby notified that: (a) any discussion of U.S. federal tax issues in this Information Circular is not intended or written to be relied upon, and cannot be relied upon by a U.S. Holder, for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code; (b) this summary was written in connection with the promotion or marketing of the transactions or matters addressed in this Information Circular; and (c) each U.S. Holder should seek advice based on such U.S. Holder’s particular circumstances from an independent tax advisor.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (final, temporary, and proposed), U.S. court decisions, published IRS rulings and published administrative positions of the IRS, that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis and could affect the U.S. federal income tax considerations described in this summary.

U.S. Holders

For purposes of this summary, a "U.S. Holder" is an owner of Ballard Shares receiving Newco Shares pursuant to the Arrangement and, as applicable, an owner of Ballard Options receiving Newco Options pursuant to the Arrangement that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a "Non-U.S. Holder" is an owner of Ballard Shares receiving Newco Shares pursuant to the Arrangement that is not a U.S. Holder and, as applicable, an owner of Ballard Options receiving Newco Options pursuant to the Arrangement that is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to Non-U.S. Holders arising from the Arrangement. Accordingly, a Non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

•

any exercise, conversion, assumption, disposition, exchange, or other transaction involving options, warrants, and other rights to acquire Ballard Shares other than the exchange of Ballard Options for Newco Options pursuant to the Arrangement;

•	any conversion into Ballard Shares of any Ballard notes, debentures or other debt instruments;
•	any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving the Ballard RSUs, Ballard DSUs, Newco RSUs, and Newco DSUs;
•	any exercise, conversion, assumption, disposition, exchange, or other transaction involving options, warrants, or other rights to acquire Newco Shares; and
•	any transaction, other than the Arrangement, in which Ballard Shares or Newco Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) U.S. Holders that have a "functional currency" other than the U.S. dollar; (d) U.S. Holders that are liable for the alternative minimum tax under the Code; (e) U.S. Holders that own Ballard Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Ballard Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders of Ballard RSUs and Ballard DSUs; (h) U.S. Holders that hold Ballard Shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. Holders who are U.S. expatriates or former long term residents of the United States; and (j) U.S. Holders that own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Ballard Shares. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.

If an entity that is classified as partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Ballard Shares, the U.S. federal income tax consequences to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or pass-through" entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (and owners of "pass-through" entities) for U.S. federal income tax purposes should consult their own financial advisors, legal counsel or accountants regarding the U.S. federal income tax consequences of the Arrangement.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the state, local, estate and gift, or foreign tax consequences to U.S. Holders of the Arrangement. Each U.S. Holder should consult its own financial advisors, legal counsel, or accountants regarding the state, local, estate and gift, and foreign tax consequences to them of the Arrangement.

Tax Consequences of the Ownership of Newco Shares Not Addressed

This summary does not address the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of Newco Shares received pursuant to the Arrangement. Each U.S. Holder should consult its own financial advisors, legal counsel, or accountants regarding the U.S. federal income tax consequences to them of the ownership and disposition of Newco Shares received pursuant to the Arrangement.

U.S. Federal Income Tax Consequences of the Arrangement

Characterization of the Arrangement

There is no legal authority directly addressing the proper characterization of the Arrangement for U.S. federal income tax purposes. In addition, the Arrangement will be effected under applicable provisions of Canadian law, which are technically different from analogous provisions of U.S. law. Accordingly, the U.S. federal income tax consequences of the Arrangement to U.S. Holders are uncertain. Subject to such uncertainty, the exchange of Ballard Shares for Newco Shares pursuant to the Arrangement is intended by Ballard to qualify as a tax-deferred exchange pursuant to Section 351 of the Code and/or to qualify as a tax-deferred "reorganization" within the meaning of Section 368(a)(1) of the Code (in either case, a "Tax-Deferred Transaction"). However, Ballard has not requested, and does not intend to request, a ruling from the IRS or an opinion of counsel regarding any of the U.S. federal income tax consequences of the Arrangement. Thus, there can be no assurance that the IRS will not challenge the qualification of the Arrangement as a Tax-Deferred Transaction or that the U.S. courts will uphold the status of the Arrangement as a Tax-Deferred Transaction in the event of such an IRS challenge. The discussion below sets forth the U.S. federal income tax consequences of the Arrangement to U.S. Holders of Ballard Shares assuming that the Arrangement qualifies as a Tax-Deferred Transaction and also assuming, in the alternative, that the Arrangement is treated as a taxable transaction. U.S. Holders should consult their own U.S. tax advisors regarding the tax consequences of the Arrangement to them and the proper tax reporting of an exchange of Ballard Shares for Newco Shares pursuant to the Arrangement.

Tax Consequences if the Arrangement Qualifies as a Tax-Deferred Transaction

If the Arrangement qualifies as a Tax-Deferred Transaction, subject to the "passive foreign investment company" rules discussed below, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)	no gain or loss will be recognized by a U.S. Holder on the exchange of Ballard Shares for Newco Shares pursuant to the Arrangement;
(b)	the tax basis of a U.S. Holder in the Newco Shares acquired in exchange for Ballard Shares pursuant to the Arrangement will be equal to such U.S. Holder’s tax basis in Ballard Shares exchanged;
(c)	the holding period of a U.S. Holder for the Newco Shares acquired in exchange for Ballard Shares pursuant to the Arrangement will include such U.S. Holder’s holding period for Ballard Shares; and
(d)

U.S. Holders who exchange Ballard Shares for Newco Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

The IRS could challenge a U.S. Holder’s treatment of the Arrangement as a Tax-Deferred Transaction. If this treatment were successfully challenged, then the Arrangement would be treated as a taxable transaction, with the consequences discussed immediately below (including the recognition of any gain realized on the exchange of Ballard Shares for Newco Shares).

Treatment as a Taxable Transaction

If the Arrangement does not qualify as a Tax-Deferred Transaction for U.S. federal income tax purposes, subject to the "passive foreign investment company" ("PFIC") rules discussed below, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)

a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the Newco Shares received in exchange for Ballard Shares pursuant to the Arrangement and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in Ballard Shares exchanged;

(b)

the tax basis of a U.S. Holder in the Newco Shares received in exchange for Ballard Shares pursuant to the Arrangement would be equal to the fair market value (expressed in U.S. dollars) of such Newco Shares on the date of receipt;

(c)	the holding period of a U.S. Holder for the Newco Shares received in exchange for Ballard Shares pursuant to the Arrangement will begin on the day after the date of receipt; and
(d)

U.S. Holders who exchange Ballard Shares for Newco Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

If Ballard is not classified as a PFIC for any taxable year in which a U.S. Holder held Ballard Shares, any gain or loss described in clause (a) immediately above generally would be capital gain or loss, which will be long-term capital gain or loss if such Ballard Shares have been held for more than one year as of the date of the exchange. Preferential tax rates may apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Tax Consequences If Ballard Classified as a PFIC

A U.S. Holder of Ballard Shares or Ballard Options would be subject to special, adverse tax rules in respect of the Arrangement if Ballard was classified as a PFIC under the meaning of Section 1297 of the Code for any taxable year during which such U.S. Holder holds or held Ballard Shares or Ballard Options, as applicable.

A non-U.S. corporation is classified as a PFIC for each taxable year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. For purposes of the PFIC provisions, "gross income" generally means sales revenues less cost of goods sold, and "passive income" generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions, including certain transactions involving oil and gas. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

Ballard believes that during the taxable years 2002 through 2007, it did not constitute a PFIC, and based on current business plans and financial projections, Ballard does not expect to be a PFIC during the current taxable year. No determination has been made regarding Ballard’s status as a PFIC during taxable years prior to 2002.

PFIC classification is factual in nature, and generally cannot be determined until the close of the taxable year in question. In addition, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of Newco during any current, prior, or future taxable year. The application of the PFIC rules could have materially adverse tax consequences for a U.S. Holder. For example, under the default PFIC rules, the Arrangement may be treated as a taxable exchange even if the Arrangement otherwise qualifies as a Tax Deferred Transaction, resulting in the recognition of gain but not the recognition of loss. Furthermore, if the Arrangement is treated as a taxable exchange under the PFIC rules, and the U.S. Holder realizes gain on such exchange, the holder would be required to recognize such gain ratably over the period during which the holder held the Ballard shares (including prior taxable years), pay income tax on such gain at the highest applicable tax rate for such years, and also pay an interest charge. U.S. Holders are urged to consult with their own tax advisors regarding the potential application of the PFIC rules to the Arrangement.

U.S. Holders of Ballard Options

As part of the Arrangement, the unexercised Ballard Options will be exchanged solely for Newco Options. U.S. Holders of Ballard Options should not recognize any taxable income or gain as a result of such exchange for U.S. federal income tax purposes. However, Ballard has not requested, and does not intend to request, a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of such exchange. Thus, there can be no assurance that the IRS will not challenge the status of such exchange as a tax-deferred exchange or that the U.S. courts will uphold the status of such exchange as a tax-deferred exchange in the event of an IRS challenge. Notwithstanding the foregoing, the rules governing PFICs described above could have significant adverse tax effects on U.S. Holders of Ballard Options if Ballard was a PFIC for any taxable year in which a U.S. Holder held Ballard Options. U.S. Holders of Ballard Options are strongly advised to consult their own tax and legal advisors with respect to the U.S. federal tax consequences of the exchange of Ballard Options for Newco Options.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises dissent rights and is paid cash in exchange for all of such U.S. Holder’s Ballard Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for Ballard Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such Ballard Shares surrendered. Subject to the PFIC rules discussed above, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Ballard Shares have been held for more than one year at the time of the disposition of the Ballard Shares. Preferential tax rates may apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to significant limitations under the Code.

However, notwithstanding the foregoing, a U.S. Holder of Ballard Shares that exercises dissent rights in the Arrangement would be subject to special, adverse tax rules if Ballard was classified as a PFIC for any taxable year during which such U.S. Holder holds or held Ballard Shares. U.S. Holders are urged to consult with their own tax advisors regarding the potential application of the PFIC rules to the Arrangement.

The amount of any Canadian dollars received as a result of Ballard Shareholders' exercising dissent rights under the Arrangement generally will be equal to the U.S. dollar value of such Canadian dollars based on the exchange rate applicable on the date of receipt (regardless of whether such Canadian dollars are converted into U.S. dollars at that time). A U.S. Holder that receives Canadian dollars and converts such Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S.

Holder’s "foreign source" taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly filed under the Code. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments of cash made to U.S. Holders exercising dissent rights under the Arrangement generally will be subject to U.S. federal information reporting and may be subject to backup withholding tax, currently at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9); or (b) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup-withholding tax. However, U.S. Holders that are corporations generally are excluded from these information-reporting and backup-withholding tax rules. Backup withholding is not an additional U.S. federal income tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded to the extent it exceeds such liability, if such U.S. Holder furnishes required information to the IRS. A U.S. Holder that does not provide a correct U.S. taxpayer identification number may be subject to penalties imposed by the IRS. Each U.S. Holder should consult its own U.S. tax advisor regarding the information reporting and backup withholding tax rules.

INFORMATION RESPECTING NEWCO

Newco was incorporated under the CBCA on November 12, 2008 for the express purpose of participating in the Arrangement. Newco has not carried on, and will not carry on, any other business from its incorporation to the Effective Date. From the date of incorporation to the Effective Date, the sole shareholder of Newco has been and will be Ballard. Immediately prior to the Effective Date, Newco’s authorized capital and bylaws will be the same as those of Ballard.

Following the completion of the Arrangement, Newco will use its assets and the proceeds of the Fund Loan, net of expenses, of approximately C$41 million to carry out the business as carried on by Ballard prior to the completion of the Arrangement. Newco’s head office will be located at 9000 Glenlyon Parkway, Burnaby, B.C., V5J 5J8.

Newco will adopt the Newco Option Plan, the Newco DSUP, the Newco RSUP and the Newco SDP (collectively, the “Newco Share Incentive Plans”). The Newco DSUP, the Newco RSUP and the Newco SDP will be substantially the same as the Ballard DSUP, the Ballard RSUP and the Ballard SDP, respectively, but with amendments necessary to implement the Arrangement including, in respect of the Newco RSUP and the Newco Option Plan, amendments necessary to continue to preserve the rights of persons whose employment was transferred by Ballard to AFCC Automotive Fuel Cell Cooperation Corp. in connection with the sale of Ballard’s automotive fuel cell assets on January 31, 2008. Such rights are similarly preserved under the existing Ballard Option Plans and Ballard RSUP.

Immediately prior to the completion of the Arrangement, the board of directors of Newco will consist of those same individuals who then make up the Board of Directors, currently being Ian A. Bourne (Chair), Ed Kilroy, Dr. C. S. Park, John Sheridan, Dr. Gerri Sinclair, David J. Smith, David B. Sutcliffe, Mark Suwyn and Douglas W. G. Whitehead. In addition, the management team of Newco will consist of the same individuals who then make up the management team of Ballard, currently being John Sheridan (President and Chief Executive Officer), Bill Foulds (President Ballard Material Products, Vice-President Ballard Power Systems Inc.), Christopher Guzy (Vice-President and Chief Technical Officer), Glenn Kumoi (Vice-President, Human Resources, Chief Legal Officer and Corporate Secretary), Noordin Nanji (Vice-President, Corporate Strategy and Development) and David Smith (Vice-President and Chief Financial Officer).

Newco will adopt the same corporate governance guidelines, board mandate, terms of reference for directors, committee mandates, committee chair terms of reference, chief executive officer terms of reference, code of ethics, and all other policies, guidelines and operational practices as are currently in effect for Ballard.

AMENDMENTS TO SHARE INCENTIVE PLANS

Ballard currently has the following share incentive plans: (1) the Ballard Option Plan; (2) the Ballard DSUP; (3) the Ballard RSUP; and (4) the Ballard SDP. The Ballard Option Plan is comprised of three stock option plans (each of which is substantially the same): a 1997 Option Plan, a 2000 Option Plan and a 2002 Option Plan, as well as a special-purpose Ballard/BGS Option Exchange Plan. A maximum of 10,096,108 Ballard Shares have been reserved and authorized for issuance under the Ballard Option Plan. As of November 12, 2008, a total of 7,491,920 Ballard Shares remained reserved for issuance under the Ballard Option Plan, as 1,168,597 Ballard Shares had been issued upon exercise of options granted under the Ballard Option Plan and 1,435,591 options had expired with the Ballard Shares reserved for issuance upon exercise of such options no longer being reserved under the Ballard Option Plan. Of the remaining 7,491,920 Ballard Shares reserved for issuance, 5,255,610 Ballard Shares were reserved for issuance on the exercise of then outstanding Ballard Options and a total of 2,236,310 Ballard Shares remain reserved for issuance under Ballard Options that may be granted in the future (of which 94,118 are only available in respect of options issued under the Ballard/BGS Option Exchange Plan).

The Ballard SDP is comprised of two share distribution plans: the 2000 Share Distribution Plan and the 2003 Share Distribution Plan. A maximum of 6,300,000 Ballard Shares have been reserved and authorized for issuance under the Ballard SDP (500,000 under the 2000 Share Distribution Plan and 5,800,000 under the 2003 Share Distribution Plan). As of November 12, 2008, a total of 4,031,220 Ballard Shares had been issued under the Ballard SDP, a total of 1,425,878 Ballard Shares had been reserved under the Ballard SDP for issuance upon the future redemption or conversion of outstanding Ballard DSUs and Ballard RSUs, leaving a total of 842,902 Ballard Shares that may be issued in the future under the Ballard SDP.

Regardless of whether the Arrangement becomes effective, in order to maintain our conservative approach to cash expenditures, we will continue to meet certain compensation obligations through the issuance of Ballard Shares rather than cash. This method of compensation has created the need for additional Ballard Shares to be available for issuance under the Ballard SDP. In order to increase the number of Ballard Shares available for issuance under the Ballard SDP, the TSX requires that Ballard seek the approval of Ballard Shareholders.

The Ballard Shareholders are being asked to consider and, if deemed advisable, to pass the Option Resolution approving: (1) the increase in the number of Ballard Shares reserved for issuance under the 2003 Share Distribution Plan by 1,250,000 Ballard Shares, such that the total number of Ballard Shares reserved for issuance under the 2003 Share Distribution Plan is 7,050,000; (2) the corresponding decrease in the number of Ballard Shares reserved for issuance under the 2002 Option Plan by 1,250,000 Ballard Shares, such that the total number of Ballard Shares reserved for issuance under the 2002 Option Plan is 2,750,000, of which: (i) 394,785 Ballard Shares have been issued or expired; (ii) 2,341,227 Ballard Shares are reserved for issuance under outstanding Ballard Options; and (iii) a total of 13,988 Ballard Shares remain reserved for issuance under Ballard Options that may be granted in the future; and (3) that if the Arrangement Resolution is approved, the share incentive plans adopted by Newco shall have these same changes in the number of shares reserved for issuance applied to them.

If the Option Resolution is approved by the Ballard Shareholders, but the Arrangement Resolution is not approved by the Ballard Securityholders, the Ballard Option Plan, the Ballard DSUP, the Ballard RSUP and the Ballard SDP will continue in force without change, save that the Ballard Shares reserved for issuance under the 2003 Share Distribution Plan will be increased by 1,250,000 Ballard Shares and there will be a corresponding decrease of 1,250,000 Ballard Shares reserved for issuance under the 2002 Option Plan. This will result in 986,310 Ballard Shares remaining reserved for issuance under Ballard Options that may be granted in the future under all Ballard Option Plans (94,118 of which are only available in respect of options issued under the Ballard/BGS Option Exchange Plan).

The Option Resolution must be approved by a simple majority (more than 50%) of the votes cast by Ballard Shareholders, present in person or by proxy, at the Meeting. A copy of the Option Resolution is attached as Appendix C to this Information Circular. Each Ballard Shareholder is entitled to one vote per Ballard Share held. Ballard Rightsholders are not entitled to vote on the Option Resolution. The Board of Directors has considered and unanimously approved the Option Resolution, and unanimously recommends that you vote FOR the Option Resolution.

VOTING INFORMATION

Who Can Vote

Registered holders of Ballard Shares at 5:00 p.m. (local time in Vancouver) on the Record Date can vote at the Meeting. Each Ballard Share has the right to one vote. Each Ballard Right entitles the holder thereof to one vote per Ballard Share that such holder is entitled to receive upon the exercise of such Ballard Right, provided that if such Ballard Right has been exercised, expired or otherwise been terminated or been repaid before the Meeting, such holder may not attend or vote in such capacity.

In accordance with the provisions of the CBCA, we have prepared a list of registered Securityholders as at 5:00 p.m. (local time in Vancouver) on the Record Date. Each registered Securityholder named in the list will be entitled to vote at the Meeting the number of Ballard Shares shown opposite the shareholder's name on such list, or in the case of a Ballard Rightsholder, the number of Ballard Shares that such holder is entitled to receive on the exercise of such Ballard Rights.

As of November 12, 2008 there are outstanding 82,122,135 Shares, 5,255,610 Ballard Options, 333,066 Ballard DSUs and 1,092,812 Ballard RSUs. To the knowledge of our directors and officers, as of November 12, 2008, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights capable of being exercised at the Meeting.

As at 5:00 p.m. (local time in Vancouver) on November 12, 2008, the number of Ballard Shares and Ballard Rights owned by, or over which control or direction is exercised by, each director and senior officer, and to our knowledge, by each associate of a director or senior officer, is as follows:

	Shares	Options	DSUs (1)	RSUs
Directors
Ian Bourne	1,824	0	77,706	0
Ed Kilroy	2,424	6,000	42,844	0
Dr. Chong Sup Park	17,091	0	0	0
Gerri Sinclair	176	0	25,355	0
David J. Smith	6,411	0	14,841	0
David Sutcliffe	3,600	0	25,528	0
Mark Suwyn	7,237	0	35,019	0
Douglas Whitehead	4,383	28,000	36,916	0

(1)

In reviewing the status of the Ballard’s share incentive plans and their assumption by Newco, Ballard has determined that 169,276 DSUs, representing less than 0.2% of the total votes which may be cast at the Meeting, have been issued in excess of the limitation on issuance to directors set out in the 2003 Share Distribution Plan. Newco will have its shareholders determine the continuing status of these DSUs at Newco’s first annual general meeting in the spring of 2009. For the purposes of the Meeting, and consistent with the Interim Order, Ballard intends to permit these DSUs to be voted. Ballard will track and report to the Court the manner in which they are voted when Ballard seeks the Final Order.

	Shares	Options	DSUs	RSUs
Officers
Bill Foulds	9,157	145,888	0	22,516
Christopher Guzy	30,496	200,037	0	69,307
Glenn Kumoi	1,558	77,234	0	32,906
Noordin Nanji	62,154	525,037	0	69,307
John Sheridan	119,799	389,975	57,943	560,417
David Smith	12,165	375,037	16,914	69,307

How You Can Vote

If you are a registered Securityholder, you may vote your Ballard Shares and Ballard Rights either by attending the Meeting in person or, if you do not plan to attend the Meeting, by completing the forms of proxy (white in the case of Ballard Shares and yellow in the case of Ballard Rights) and following the delivery instructions contained in the forms of proxy and this Information Circular. The giving of a proxy will not affect the right of a registered securityholder to attend and vote in person at the Meeting.

Only registered Securityholders, or the persons they appoint as their proxy holders, are customarily permitted to attend and vote at the Meeting. However, in many cases, Ballard Shares beneficially owned by non-registered holders are registered either (a) in the name of an intermediary that the non-registered holder deals with in respect of the Ballard Shares (the "Intermediary"), or (b) in the name of a depository in whose name Ballard Shares beneficially owned by a shareholder are registered ("Depositary"), such as The Canadian Depository for Securities Limited ("CDS"), in which the Intermediary is a participant.

In accordance with the requirements of Canadian securities laws, we have distributed copies of the Notice of Meeting, the Information Circular and the proxy (collectively, the "Meeting Materials") to Intermediaries and Depositaries for onward distribution to non-registered holders.

Intermediaries are required to forward Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the non-registered holder but which is otherwise uncompleted. This proxy need not be signed by the non-registered holder; or

(b)

more typically, be given a voting instruction form that must be completed and signed by the non-registered holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone and internet with the use of a control number provided on the voting instruction form).

The purpose of these procedures is to permit non-registered holders to direct the voting of the Ballard Shares they beneficially own. Should a non-registered holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered holder), the non-registered holder should strike out the names of the persons named in the proxy received from the Intermediary and insert the name of the non-registered holder (or such other person voting on behalf of the non-registered holder) in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, non-registered holders should carefully follow the instructions of their Intermediaries, including instructions regarding when and where the proxy (or voting instruction form) is to be delivered.

In either case, please ensure that you deliver your proxy in the manner described in this Information Circular or as instructed by your Intermediary. If you are a non-registered holder and do not follow these special procedures and attend the Meeting, you will not be entitled to vote at the Meeting.

Solicitation of Proxies

The information contained in this Information Circular is furnished in connection with the solicitation of proxies by or on behalf of management for use at the Meeting or any adjournment or postponement thereof. We are soliciting proxies primarily by mail, but our directors, officers and employees may solicit proxies personally, by telephone, by facsimile transmission or by other means of electronic communication. We pay all costs of soliciting proxies. We have appointed D. F. King & Co., Inc. to assist us with the solicitation of proxies.

Appointment and Revocation of Proxies

Two forms of proxy are being provided by Ballard management for use at the Meeting, a white form of proxy for use by Ballard Shareholders and a yellow form of proxy for use by holders of Ballard Rights. Ballard Shareholders are entitled to vote on the Arrangement Resolution and the Option Resolution. Holders of Ballard Rights are only entitled to vote on the Arrangement Resolution. The management representatives designated in the enclosed forms of proxy will vote the securities in respect of which they are appointed proxyholders on any ballot that may be called for in accordance with the instructions of the Ballard Securityholder as indicated on the forms of proxy. In the absence of such direction, the securities will be voted by the management representatives FOR the Arrangement Resolution and, as applicable, FOR the Option Resolution.

The persons named in the accompanying forms of proxy are our Chair of the Board of Directors (the "Chair") and our President & Chief Executive Officer. You may also appoint some other person (who need not be a shareholder of Ballard) to represent you at the Meeting either by inserting such other person's name in the blank space provided in the forms of proxy or by completing another suitable form of proxy. A proxy will not be valid unless the completed form of proxy is delivered to Computershare Investor Services Inc. ("Computershare"), Proxy Department, by mail or by hand at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 1:00 p.m. Pacific Standard Time on December 16, 2008.

You can revoke your proxy by:

•	providing a written notice of revocation to Computershare before 5:00 p.m. on December 17, 2008,
•

providing a written notice of revocation to us before 5:00 p.m. on December 17, 2008, at our registered office, which is located at the offices of Stikeman Elliott LLP, 1700 - 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 Canada,

•	advising the Chair of the Meeting that you are voting in person at the Meeting or any adjournment or postponement thereof, or
•	any other manner provided by law.

Your revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

A non-registered holder may revoke a proxy or voting instruction form which has been given to an Intermediary by written notice to the Intermediary. In order to ensure that an Intermediary acts upon a revocation of proxy form or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting or any adjournment or postponement thereof.

Voting and Exercise of Discretion by Proxy Holders

The Ballard Shares and Ballard Rights represented by all properly executed proxies, not previously revoked, will be voted or withheld from voting at the Meeting, in accordance with the instructions contained in the proxy, on any ballot that may be called for. If a Securityholder specifies a choice with respect to any matter to be acted upon, the Ballard Shares and Ballard Rights will be voted accordingly. Forms of proxy containing no instructions regarding the matters specified therein will be voted in favour of all matters.

The nominees named in the accompanying forms of proxy will vote or withhold from voting the Ballard Shares and Ballard Rights represented by the proxy in accordance with your instructions. The proxy grants the nominees the discretion to vote on:

•	each matter or group of matters identified in the proxy where you do not specify how you want to vote,
•	any amendment to or variation of any matter identified in the proxy, and
•	any other matter that properly comes before the Meeting.

As of the date of this Information Circular, we know of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting, each nominee named in the proxy intends to vote in accordance with the nominee's best judgment.

Interest of Informed Persons in Material Arrangements

To the best of the knowledge of management, no informed person or person who has been a director or executive officer of Ballard since December 31, 2007 (or any associate or affiliate of such persons) had any interest in any material transaction to be considered at the Meeting, except as disclosed in this Information Circular.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

We purchase and maintain insurance for the benefit of our directors and officers for losses arising from claims against them for certain actual or alleged wrongful acts they may undertake while performing their director or officer function. The total annual premium in respect of our directors’ and officers’ liability insurance program was approximately U.S.$750,000 for 2007 and U.S.$700,000 for 2008. The aggregate maximum coverage provided by the policy for all claims, for both directors and officers, in any single policy year is U.S.$40 million. In addition to the payment of the premiums, we are accountable for the payment of the policy deductible of U.S.$200,000 to U.S.$500,000 per claim. We have also agreed to indemnify each of our directors and officers against all expenses, liability and loss, reasonably incurred or suffered, arising from the performance of his or her duties as an officer or director of Ballard.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

There is not as of the date hereof, and has not been since the beginning of Ballard’s last completed financial year, any indebtedness, other than routine indebtedness, owing to Ballard by the current directors and officers of Ballard, or any of their associates or affiliates.

LEGAL MATTERS

Certain legal matters relating to the Arrangement are to be passed upon at the closing of the Arrangement by Stikeman Elliott LLP, on behalf of Ballard and Newco, and by Macleod Dixon LLP, on behalf of Superior Plus Income Fund and on behalf of Superior Plus Corp. As at November 12, 2008, the partners and associates of Stikeman Elliott LLP and Macleod Dixon LLP beneficially owned, directly or indirectly, less than 1% of the Ballard Shares on a fully diluted basis.

ADDITIONAL INFORMATION

Additional information relating to us is included in our annual report for the year ended December 31, 2007, which includes our audited financial statements for the year ended December 31, 2007 and the accompanying auditors report. Copies of the annual report and the relevant portion of any documents incorporated by reference in the annual report, copies of our most current annual information form and interim financial statements, as well as additional copies of this Information Circular, may be obtained upon request from our Corporate Secretary, at 9000 Glenlyon Parkway, Burnaby, British Columbia V5J 5J8 Canada. Financial information is provided in our comparative financial statements and management’s discussion and analysis for the year ended December 31, 2007.

APPROVAL OF DIRECTORS

The contents and mailing of this Information Circular have been approved by the Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS

“Glenn Kumoi”

Glenn Kumoi

Vice-President, Human Resources, Chief Legal Officer and Corporate Secretary

Dated: November 14, 2008

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We refer to the fairness opinion dated October 30, 2008 (the "Fairness Opinion"), prepared for the Audit Committee and the Board of Ballard Power Systems Inc., which provides an opinion as to the fairness of the Arrangement (as defined in Ballard Power Systems Inc.’s Information Circular dated November 14, 2008) from a financial point of view to the Ballard Shareholders. We consent to the filing of the Fairness Opinion with the securities commissions (and other applicable securities regulatory authorities) in each of the Provinces of Canada and the inclusion of the Fairness Opinion, and all references thereto, in this Information Circular. In providing such consent, we do not intend that any person other than the Audit Committee and the Board of Ballard Power Systems Inc. thereof rely upon the Fairness Opinion.

“PricewaterhouseCoopers LLP”

Dated: November 14, 2008

APPENDIX “A”

GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Information Circular the following terms have the meanings set forth below, words importing the singular number include the plural and vice versa, and words importing any gender include all genders. Unless otherwise indicated, these defined terms are not used in the appendices included herein.

"Acquisition Proposal" means, with respect to Superior Plus or Ballard, any inquiry or the making of any proposal to such Party or its unitholders or shareholders, as the case may be, from any Person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (1) an acquisition from such Party or its unitholders or shareholders, as the case may be, or issuance of, any equity or debt securities of such Party (other than on exercise of currently outstanding Fund Rights or Ballard Rights, as applicable) or its Subsidiaries; (2) any acquisition of any of the assets of such Party or its Subsidiaries; (3) an acquisition, merger, amalgamation, reorganization, arrangement or similar transaction involving such Party or its Subsidiaries; or (4) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution or reorganization; except for any such transaction which does not preclude, or have an adverse effect on, the Arrangement;

"Applicable Canadian Securities Laws" means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

"Applicable Laws", in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, activities, undertaking, property, assets or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, activities, undertaking, property or securities;

"Arrangement" means the arrangement pursuant to Section 192 of the CBCA set forth in the Plan of Arrangement;

"Arrangement Agreement" means the arrangement agreement dated October 30, 2008 between Superior Plus and Ballard with respect to this Plan of Arrangement, and all amendments thereto;

"Arrangement Resolution" means the special resolution of the Securityholders approving the Plan of Arrangement to be considered at the Meeting;

"Articles of Arrangement" means one or more articles of arrangement in respect of the Arrangement required under Subsection 192(6) of the CBCA to be sent to the Director after the Final Order has been granted, so as to give effect to the Arrangement;

"Ballard" means Ballard Power Systems Inc., a corporation subsisting under the laws of Canada under corporation number 248019-01;

"Ballard DSUs" means the outstanding Deferred Share Units, whether or not vested, issued pursuant to the Ballard DSUP;

"Ballard DSU Holders" means holders of Ballard DSUs;

"Ballard DSUP" means the deferred share unit plans of Ballard;

"Ballard Employees" means the employees of Ballard or its Subsidiaries;

"Ballard Financial Statements" means, collectively, the audited comparative consolidated financial statements of Ballard as at and for the years ended December 31, 2007 and 2006, together with the notes thereto and the auditors' report thereon and the unaudited comparative consolidated financial statements of Ballard as at and for the nine month periods ended September 31, 2008 and 2007, together with the notes thereto;

"Ballard Information" means the information about Ballard and its business, operations and affairs to which must be included in the Fund Information Circular under Applicable Laws;

"Ballard Optionholders" means the holders of outstanding Ballard Options;

"Ballard Option Plan" means the stock option plans of Ballard;

"Ballard Options" means the outstanding stock options, whether or not vested, to acquire Ballard Shares that were issued pursuant to the Ballard Option Plan;

"Ballard Required Approvals" means, the third party and Governmental Entity approvals and consents listed in Appendix C to the Arrangement Agreement which are required by Ballard to be received on or prior to closing of the Arrangement in order to complete the Arrangement;

"Ballard RSUs" means the outstanding Restricted Share Units, whether or not vested, issued pursuant to the Ballard RSUP;

"Ballard RSU Holders" means holders of Ballard RSUs;

"Ballard RSUP" means the Restricted Share Unit Plans of Ballard;

"Ballard Rights" means the Ballard DSUs, Ballard RSUs or the Ballard Options;

"Ballard Rightsholders" means the holders of Ballard Rights;

"Ballard SDP" means the Share Distribution Plans of Ballard;

"Ballard Shares" means the common shares of Ballard;

"Ballard Shareholders" means the holders Ballard Shares;

"Board of Directors" means the board of directors of Ballard as it may be comprised from time to time;

"CBCA" means the Canada Business Corporations Act, as amended, including the regulations promulgated thereunder;

"Certificate" means the certificate or certificates or confirmation of filing which may be issued by the Director pursuant to Subsection 192(7) of the CBCA giving effect to the Arrangement;

"Closing Time" means 3:00 pm (Calgary time) on the Effective Date, unless otherwise agreed to by Superior Plus and Ballard;

"Competition Act" means the Competition Act, R.S. 1985, c. C-34, as amended;

"Court" means the Supreme Court of British Columbia;

"Debenture Trust Indenture" means the trust indenture between Computershare Trust Company of Canada and Superior Plus dated June 14, 2005, as supplemented by the supplemental indenture dated October 19, 2005, governing the terms of the convertible redeemable debentures issued by Superior Plus;

"Director" means the director duly appointed under Section 260 of the CBCA;

"Dissenting Shareholders" means registered Ballard Shareholders who validly exercise the rights of dissent provided to them under the Interim Order and have not, prior to the Effective Time, withdrawn their dissents;

"Effective Date" means the date the Arrangement becomes effective under the CBCA;

"Effective Time" means 11:59 pm on the Effective Date;

"Final Order" means the order of the Court approving the Plan of Arrangement pursuant to Subsection 192(4) of the CBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Fund Information" means the information about and Superior Plus’ business, operations and affairs which must be included in the Fund Information Circular under Applicable Laws;

"Fund Information Circular" means the information circular of Superior Plus to be sent by Superior Plus to the Fund Unitholders in connection with the Fund Meeting;

"Fund Loan" means Superior Plus’ loan of C$46,319,148 to Ballard;

"Fund Meeting" means the special meeting of the Fund Unitholders to be held to consider the Fund Resolution and related matters, and any adjournment(s) thereof;

"Fund Resolution" means the special resolution of the Fund Unitholders approving the Plan of Arrangement to be considered at the Fund Meeting;

"Fund Required Approvals" means the third party and Governmental Entity approvals and consents listed in Appendix C to the Arrangement Agreement which are required by the Fund to be received on or prior to closing of the Arrangement in order to complete the Arrangement;

"Fund Rights" means the rights to acquire trust units issued under the Superior Plus' trust unit incentive plan;

"Fund Trustee" means Computershare Trust Company of Canada, in its capacity as the trustee under the Fund Trust Indenture;

"Fund Trust Indenture" means the amended and restated declaration of trust dated September 30, 2006 between the Fund Trustee and Superior Plus Administration Inc., as such indenture may be further amended by supplemental indentures from time to time;

"Fund Unitholders" means the holders of issued and outstanding Trust Units;

"Governmental Entity" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Information Circular" means the management proxy circular of Ballard to be sent by Ballard to the Securityholders in connection with the Meeting;

"Interim Order" means an interim order of the Court concerning the Arrangement under Subsection 192(4) of the CBCA, containing declarations and directions with respect to the Arrangement and the holding of the Fund Meeting and the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Laws" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX and the NASDAQ, as applicable);

"Material Acquisition Proposal" means, with respect to Superior Plus or Ballard, any inquiry or the making of any proposal to such Party or its unitholders or shareholders, as the case may be, from any Person which constitutes, or may reasonably be expected to lead to (in either case in one transaction or a series of transactions): (i) an acquisition from such Party or its unitholders or shareholders, as the case may be, or the issuance of, equity securities representing more than 35% of the outstanding securities of such Party or debt securities with a principal amount more than 35% of the book value of the assets of such Party; (ii) any acquisition of assets representing more than 35% of the book value of the assets of such Party; or (iii) an acquisition, merger, amalgamation, reorganization, arrangement or other similar transaction involving such Party which results in the unitholders or shareholders of such Party, as the case may be, holding less than 65% of the equity securities of such Party or the resulting entity on completion of the transaction; in each case the main purpose of which is not the same as the purpose of the Arrangement and which such Party can demonstrate is inconsistent with and incapable of being deferred until after completion of the Arrangement. Calculations for this definition shall be based on the values and numbers in the most recent financial statements of the applicable Party which are publicly available;

"Meeting" means the special meeting of Securityholders to be held to consider the Arrangement Resolution, the Option Resolution and related matters, and each adjournment thereof;

"NASDAQ" means The NASDAQ Global Market of The NASDAQ Stock Market, LLC;

"Newco" means 7076991 Canada Inc., a corporation incorporated under the CBCA;

"Newco DSUs" means the deferred share units to be issued pursuant to the Newco DSUP;

"Newco DSUP" means the deferred share unit plans to be adopted by Newco;

"Newco Options" means the options to be issued pursuant to the Newco Option Plan;

"Newco Option Plan" means the stock option plans to be adopted by Newco;

"Newco RSUs" means the restricted share units to be issued pursuant to the Newco RSUP;

"Newco RSUP" means the restricted share unit plan to be adopted by Newco;

"Newco SDP" means the share distribution plans to be adopted by Newco;

"Newco Securities" means the Newco Shares, the Newco Options, the Newco RSUs and the Newco DSUs;

"Newco Shares" means the common shares in the capital of Newco;

"New Superior" means Superior Plus Corp.;

"New Superior Shares" means the new class of common shares of Ballard to be created pursuant to the Arrangement;

“Option Resolution” means the ordinary resolution of the Ballard Shareholders approving an increase in the number of Ballard Shares reserved for issuance under the Ballard SDP and a corresponding decrease in the number of Ballard Shares reserved for issuance under the 2002 Ballard Option Plan, all as more particularly set forth and described in the Information Circular;

"Parties" means, collectively, the parties to the Arrangement Agreement, and "Party" means either of them;

"Person" means any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"Plan of Arrangement" means the plan of arrangement in the form set out in Appendix H hereto, as amended or supplemented from time to time in accordance with Article 7 thereof and Article 6 of the Arrangement Agreement;

"PwC" means PricewaterhouseCoopers LLP;

"PwCCF" means PricewaterhouseCoopers Corporate Finance Inc.;

"Record Date" means November 12, 2008;

"SEC" means the United States Securities and Exchange Commission;

"Securityholders" means the Ballard Shareholders and the Ballard Rightsholders;

"Subco" means 7076894 Canada Inc., a corporation incorporated under the CBCA;

"Subco Shares" means the common shares in the capital of Subco;

"Superior Plus" means Superior Plus Income Fund, an open-ended unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Fund Trust Indenture;

"Tax" or "Taxes" means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, capital taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Superior Plus or Ballard (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

"Tax Act" means the Income Tax Act (Canada), as amended;

"Trust Units" means the trust units of Superior Plus;

"TSX" means the Toronto Stock Exchange;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

"U.S. Securities Laws" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.

APPENDIX “B”

ARRANGEMENT RESOLUTION

SPECIAL RESOLUTION OF THE SECURITYHOLDERS OF BALLARD POWER SYSTEMS INC. (the “Company”)

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (as may be modified or amended, the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) involving the Company and its securityholders, all as more particularly described and set forth in the plan of arrangement (as may be modified or amended, the “Plan of Arrangement”) attached as Appendix H to the Management Information Circular of the Company dated November 14, 2008 (the “Information Circular”), is hereby authorized, approved and agreed.

2.

The Arrangement Agreement dated October 30, 2008 between Superior Plus Income Fund and the Company, as may be amended from time to time (the “Arrangement Agreement”), the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder be, and they are hereby confirmed, ratified, authorized and approved.

3.

Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed) by the securityholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of the Company be, and they are hereby, authorized and empowered without further approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

4.

Any one director or officer of the Company be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute and deliver for filing with the Director under the CBCA, articles of arrangement and such other documents as are necessary or desirable to give full effect to the Arrangement and related transactions in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

5.

Any one director or officer of the Company be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

APPENDIX "C”

OPTION RESOLUTION

ORDINARY RESOLUTION OF THE SHAREHOLDERS OF BALLARD POWER SYSTEMS INC. (the “Company”)

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The increase in the number of common shares of Ballard (“Ballard Shares”) reserved for issuance under Ballard’s 2003 Share Distribution Plan (the "2003 Share Distribution Plan ") by 1,250,000 Ballard Shares, such that the total number of Ballard Shares reserved for issuance under the 2003 Share Distribution Plan is 7,050,000, is hereby ratified, authorized and approved;

2.

The decrease in the number of Ballard Shares reserved for issuance under Ballard’s 2002 Stock Option Plan (the “2002 Option Plan”) by 1,250,000 Ballard Shares, such that the total number of Ballard Shares reserved for issuance under the 2002 Option Plan is 2,750,000, is hereby ratified, authorized and approved; and

3.	If the Arrangement is approved, the share incentive plans adopted by 7076991 Canada Inc. shall have these same changes in the number of shares reserved for issuance applied to them.

APPENDIX "D”

COURT DOCUMENTS

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY
NOV 10 2008
ENTERED

APPENDIX "D"
COURT DOCUMENTS

No. S087848
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING BALLARD POWER SYSTEMS INC. and SUPERIOR PLUS INCOME FUND

BALLARD POWER SYSTEMS INC. and SUPERIOR PLUS INCOME FUND

PETITIONERS

INTERIM ORDER

BEFORE	MASTER TOKAREK	Monday, the 10th day of November, 2008

THE APPLICATION of the petitioners, Ballard Power Systems Inc. ("Ballard") and Superior Plus Income Fund (the "Fund"), for an Interim Order under section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "CBCA") in connection with an arrangement under section 192 of the CBCA, coming on for hearing on the 10th day of November, 2008 at the Courthouse at 800 Smithe Street, Vancouver, British Columbia; and ON HEARING Paula J. Price, counsel for Ballard; and ON HEARING Steven H. Leitl, counsel for the Fund, and UPON READING the Joint Petition, the Notice of Motion, the Affidavit of Glenn Kumoi, sworn on November 9, 2008 (the "Kumoi Affidavit"), and the Affidavit of Wayne M. Bingham, sworn on November 7, 2008 (the "Bingham Affidavit"); and UPON BEING ADVISED that the staff of the Director appointed under the CBCA has determined that the Director does not need to appear or be heard on the Application;

THIS COURT ORDERS THAT:

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DEFINITIONS

1. As used in this Order, unless otherwise defined, terms beginning with capital letters shall have the respective meanings set out in the Arrangement Agreement, attached as Exhibit "C" to the Kumoi Affidavit.

SPECIAL MEETING

Ballard Meeting

2. Pursuant to section 192 of the CBCA, Ballard is authorized and directed to call, hold and conduct a special meeting (the "Ballard Meeting") of the registered holders of Ballard common shares ("Ballard Shareholders"), the holders of options to acquire Ballard common shares (the "Ballard Optionholders"), the holders of Deferred Share Units (the "Ballard DSU holders") and the holders of Restricted Share Units (the "Ballard RSU holders"), all of whom are hereinafter collectively referred to as the "Ballard Securityholders", to be held on December 18, 2008 at the Hilton Vancouver Metrotown, 6083 McKay Avenue, Burnaby, British Columbia, V5H 2W7 at 1:00 p.m. (Vancouver Time) to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Ballard Arrangement Resolution") approving in accordance with section 192 of the CBCA an arrangement substantially as contemplated in the Plan of Arrangement (the "Arrangement"), a draft of which special resolution is attached as Appendix "B" to the Ballard Circular.

3. Ballard is also authorized to transact such other business as may properly come before the Ballard Meeting or any adjournment thereof, including the consideration of an ordinary resolution adopting the New Ballard DSUP which is required to implement the Arrangement.

4. The Ballard Meeting shall be called, held and conducted in accordance with the CBCA, the Notice, the Information Circular, the articles of Ballard and applicable securities laws, subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Ballard Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency this Interim Order shall govern or, if not specified in the Interim Order, the Information Circular shall govern.

The Fund Meeting

5. Pursuant to section 192 of the CBCA, the Fund is authorized and directed to call, hold and conduct a special meeting (the "Fund Meeting") of the registered holders of issued and outstanding Fund Units (the "Fund Unitholders"), to be held at the Strand/Tivoli Room of the Metropolitan Centre, 333 – Fourth Avenue SW, Calgary, Alberta, Canada on Thursday, December 18, 2008 at 1:00 p.m. (Calgary Time) to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Fund Arrangement Resolution") approving in accordance

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with section 192 of the CBCA an arrangement substantially as contemplated in the Plan of Arrangement (the "Arrangement"), a draft of which special resolution is attached as Appendix "A" to the Fund Circular.

6. The Fund is also authorized to transact such other business as may properly come before the Fund Meeting or any adjournment thereof.

7. The Fund Meeting shall be called, held and conducted in accordance with the CBCA, the Notice, the Information Circular, the Fund Trust Indenture and applicable securities laws, subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Fund Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency this Interim Order shall govern or, if not specified in the Interim Order, the Information Circular shall govern.

AMENDMENTS

8. Ballard and the Fund are authorized to make, in the manner contemplated by and subject to the Arrangement Agreement, such amendments, modifications or supplements to the Arrangement as they may determine without any additional notice to or authorization of the Ballard Securityholders or Fund Unitholders. The Arrangement, as so amended, modified or supplemented, shall be the Arrangement to be submitted at the Ballard Meeting and the Fund Meeting, respectively, and the subject of the Arrangement Resolution.

ADJOURNMENTS AND POSTPONEMENTS

9. Notwithstanding the provisions of the CBCA, the articles of Ballard and the Fund Trust Indenture, the Ballard Board of Directors by resolution and the Fund Board of Directors by resolution shall be entitled to adjourn or postpone the Ballard Meeting or Fund Meeting, respectively, on one or more occasions without the necessity of first convening the Ballard Meeting or Fund Meeting or first obtaining any vote of the Ballard Securityholders or the Fund Unitholders respecting the adjournment or postponement. Notice of any such adjournment or postponement shall be given by press release, newspaper advertisement or notice sent to the Ballard Securityholders or Fund Unitholders by one of the methods specified in paragraphs 12 and 14 of this Interim Order, as determined to be the most appropriate method of communication by the Ballard Board of Directors or Fund Board of Directors.

RECORD DATE

Ballard

10. The record date for determining Ballard Securityholders entitled to receive the Notice, the Information Circular and the forms of proxy for use by the Ballard Securityholders (collectively, the "Ballard Meeting Materials") shall be the close of

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business on November 12, 2008 (the "Ballard Record Date"), as previously approved by the Board of Directors of Ballard and published by Ballard. The Record Date shall not change in respect of adjournments or postponements of the Meeting.

The Fund

11. The record date for determining Fund Unitholders entitled to receive the Notice, the Information Circular and the form of proxy for use by the Fund Unitholders (collectively, the "Fund Meeting Materials") shall be the close of business on November 12, 2008 (the "Fund Record Date"), as previously approved by the Fund Board of Directors and published by the Fund. The Record Date shall not change in respect of adjournments or postponements of the Meeting.

NOTICE OF SPECIAL MEETING

Notice of Ballard Meeting

12. The Ballard Meeting Materials, with such amendments or additional documents as counsel for Ballard may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order, shall be sent:

(a) to registered Ballard Shareholders determined as at the Ballard Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or delivery and the date of the Meeting, by first class prepaid mail or by delivery in person or by recognized courier service, addressed to the registered Ballard Shareholder at its address as it appears in the central securities register of Ballard as at the Record Date; or

(b) to beneficial Ballard Shareholders as at the Ballard Record Date (those whose names do not appear in the central securities register of Ballard), by providing, at least three business days before the twenty-first day prior to the Meeting, the requisite number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to beneficial Ballard Shareholders, in compliance with its obligations under National Instrument No. 54-101 of the Canadian Securities Administrators; provided that if a beneficial Ballard Shareholder has elected with an intermediary to receive electronic communications only, he or she will receive the elected form of electronic information, consisting of an email providing a link to the Ballard Information Circular and a link to enable the beneficial Ballard Shareholder to vote on-line;

(c) to Ballard Optionholders determined as at the Ballard Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or delivery and the date of the Meeting, by first class prepaid mail or by delivery in person or by recognized courier

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service, addressed to the registered Ballard Optionholder at its address as it appears in the records of Ballard as at the Ballard Record Date;

(d) to Ballard DSU holders determined as at the Ballard Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or delivery and the date of the Meeting, by first class prepaid mail or by delivery in person or by recognized courier service, addressed to the registered Ballard DSU holder at its address as it appears in the records of Ballard as at the Ballard Record Date;

(e) to Ballard RSU holders determined as at the Ballard Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or delivery and the date of the Meeting, by first class prepaid mail or by delivery in person or by recognized courier service, addressed to the registered Ballard RSU holder at its address as it appears in the records of Ballard as at the Ballard Record Date;

(f) at any time by email or facsimile transmission to any Ballard Securityholder who identifies himself to the satisfaction of Ballard (acting through its representatives), who requests such email or facsimile transmission and, if required by Ballard, agrees to pay the charges related to such transmission; and

(g) to the directors and auditors of Ballard and to the Director appointed under the CBCA by first class prepaid mail or by delivery in person or by recognized courier service or by email or facsimile transmission at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmission and the date of the Meeting;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Ballard Meeting.

13. The Ballard Meeting Materials shall not be sent to registered Ballard Shareholders where mail previously sent to such holders by Ballard or its registrar and transfer agent has been returned to Ballard or its registrar and transfer agent on at least two previous consecutive occasions.

<u>Notice of Fund Meeting</u>

14. The Fund Meeting Materials, with such amendments or additional documents as counsel for the Fund may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order, shall be sent:

(a) to registered Fund Unitholders determined as at the Fund Record Date at least twenty-one (21) days prior to the date of the Fund Meeting,

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excluding the date of mailing or delivery and the date of the Fund Meeting, by first class prepaid mail or by delivery in person or by recognized courier service, addressed to the registered Fund Unitholders at its address as it appears in the unitholders' register of the Fund as at the Fund Record Date; or

(b) to beneficial Fund Unitholders as at the Fund Record Date (those whose names do not appear in the unitholders' register of the Fund), by providing, at least three business days before the twenty-first day prior to the Fund Meeting, the requisite number of copies of the Fund Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Fund Meeting Materials to beneficial Fund Unitholders, in compliance with its obligations under National Instrument No. 54-101 of the Canadian Securities Administrators;

(c) at any time by email or facsimile transmission to any Fund Unitholder who identifies himself to the satisfaction of the Fund (acting through its representatives), who requests such email or facsimile transmission and, if required by the Fund, agrees to pay the charges related to such transmission; and

(d) to the directors and auditors of the Fund and to the Director appointed under the CBCA by first class prepaid mail or by delivery in person or by recognized courier service or by email or facsimile transmission at least twenty-one (21) days prior to the date of the Fund Meeting, excluding the date of mailing, delivery or transmission and the date of the Fund Meeting;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Fund Meeting.

15. The Fund Meeting Materials shall not be sent to registered Fund Unitholders where mail previously sent to such holders by Ballard or its registrar and transfer agent has been returned to Ballard or its registrar and transfer agent on at least two previous consecutive occasions.

16. Accidental failure of or omission by Ballard or the Fund to give notice to any one or more Ballard Securityholders or Fund Unitholders, respectively, or the non-receipt of such notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Ballard or the Fund (including, without limitation, any inability to use postal services) shall not constitute a breach of this Interim Order or, in relation to notice to Ballard Securityholders or Fund Unitholders, a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Ballard or the Fund, then they shall use

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reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

17. The Ballard Meeting Materials and the Fund Meeting Materials and any amendments, modifications, updates or supplements thereto, and any notice of adjournment or postponement of either the Ballard Meeting or the Fund Meeting, shall be deemed to have been received,

(a) in the case of mailing, at the time specified at section 253(3) of the CBCA;

(b) in the case of delivery in person, upon receipt thereof at the intended recipient's address or, in the case of delivery by courier, one (1) business day after receipt by the courier;

(c) in the case of transmission by email or facsimile; upon the transmission thereof;

(d) in the case of advertisement, at the time of publication of the advertisement;

(e) in the case of electronic filing on SEDAR, upon the transmission thereof; and

(f) in the case of beneficial Ballard Shareholders, three (3) days after delivery thereof to intermediaries and registered nominees.

UPDATING MEETING MATERIALS

18. Notice of any amendments, modifications, updates or supplements to any of the information provided in the Ballard Meeting Materials or the Fund Meeting Materials may be communicated, at any time prior to the Ballard Meeting and the Fund Meeting, respectively, to the Ballard Securityholders or Fund Unitholders by press release, news release, newspaper advertisement or by notice sent to the Ballard Securityholders or Fund Unitholders by any of the means set forth in paragraphs 12 and 14, as determined to be the most appropriate method of communication by the Board of Directors of Ballard.

PERMITTED ATTENDEES

Ballard Meeting

19. The only persons entitled to attend the Ballard Meeting shall be:

(a) Registered Ballard Shareholders, Ballard Optionholders, Ballard DSU holders, and Ballard RSU holders or their respective proxyholders as at the close of business on the Record Date;

(b) Ballard directors, officers, auditors and advisors;

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(c) the CBCA Director or a representative of the CBCA Director;

(d) the directors, officers and advisors of the Fund; and

(e) other persons with the prior permission of the Chair of the Meeting;

and the only persons entitled to vote at the Meeting shall be the Registered Ballard Shareholders, Ballard Optionholders, Ballard DSU holders, and Ballard RSU holders as at the close of business on the Record Date or their respective proxyholders.

Fund Meeting

20. The only persons entitled to attend the Fund Meeting shall be:

(a) Registered Fund Unitholders or their respective proxyholders as at the close of business on the Record Date;

(b) the directors, officers, auditors and advisors of the Fund and the Administrator;

(c) the CBCA Director or a representative of the CBCA Director;

(d) Ballard directors, officers and advisors; and

(e) other persons with the prior permission of the Chair of the Meeting;

and the only persons entitled to vote at the Meeting shall be the Fund Unitholders as at the close of business on the Record Date, or their respective proxyholders.

SOLICITATION OF PROXIES

21. Ballard is authorized to use the forms of proxy for registered Ballard Shareholders, Ballard Optionholders, Ballard DSU holders, and Ballard RSU holders in substantially the same forms as are attached as Exhibits "E" and "F" to the Kumoi Affidavit, subject to Ballard's ability to insert dates and other relevant information in the final form of proxy and to make other non-substantive changes and changes legal counsel advise are necessary or appropriate. The Fund is authorized to use the form of proxy for registered Fund Unitholders in substantially the same form as is attached as Exhibit "D" to the Bingham Affidavit. Ballard and the Fund are authorized, at their expense, to solicit proxies directly and through their officers, directors and employees, and through such agents or representatives as they may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as it may determine.

22. The procedures for the use of proxies at the Ballard Meeting and the Fund Meeting and revocation of proxies shall be as set out in the respective notice and information circular of each of Ballard and the Fund.

23. Ballard and the Fund may in their discretion generally waive the time limits for the deposit of proxies by Ballard Securityholders and Fund Unitholders if Ballard

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or the Fund deems it advisable to do so, such waiver to be endorsed on the proxy by the initials of the Chair.

QUORUM AND VOTING

Ballard Meeting

24. At the Ballard Meeting, the votes shall be taken on the following bases:

(a) each Ballard Shareholder whose name is entered on the register of Shareholders of Ballard at the close of business on the Record Date is entitled to one (1) vote for each Ballard Share registered in his/her/its name;

(b) each Ballard Optionholder whose name is entered on the register of Optionholders of Ballard at the close of business on the Record Date is entitled to one (1) vote for each Ballard Share to which such Ballard Optionholder is entitled;

(c) each Ballard DSU holder whose name is entered on the register of DSU holders of Ballard at the close of business on the Record Date is entitled to one (1) vote for each Ballard Share to which such Ballard DSU holder is entitled;

(d) each Ballard RSU holder whose name is entered on the register of RSU holders of Ballard at the close of business on the Record Date is entitled to one (1) vote for each Ballard Share to which such Ballard RSU holder is entitled;

(e) the vote required to pass the Arrangement Resolution shall be the affirmative vote of at least two-thirds of the total votes cast by the Ballard Securityholders, voting as a single class, present in person or by proxy and entitled to vote at the Ballard Meeting (excluding from the count of total votes cast any spoiled, illegible and/or defective ballots and abstentions); and

(f) a quorum at the Ballard Meeting is present is the holder or holders of not less than five percent (5%) of the Ballard Shares entitled to vote at the Meeting is or are present in person or represented by proxy, and at least one person entitled to voted at the Ballard Meeting is actually present at the Ballard Meeting; provided that, if a quorum is not reached at the opening of the Ballard Meeting, the Ballard Meeting shall stand adjourned to be reconvened without further notice on a day which is not more than thirty (30) days later, as determined by the Ballard Shareholders present at the Ballard Meeting and, if at the adjourned Ballard Meeting a quorum is not present within half an

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hour from the time appointed for the Ballard Meeting, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the Ballard Meeting shall be a quorum.

Fund Meeting

25. At the Fund Meeting, the votes shall be taken on the following bases:

(a) each Fund Unitholder whose name is entered on the register of Unitholders of the Fund at the close of business on the Record Date is entitled to one (1) vote for each unit registered in his/her/its name;

(b) the vote required to pass the Arrangement Resolution shall be the affirmative vote of at least two-thirds of the total votes cast by the Fund Unitholders, voting as a single class, present in person or by proxy and entitled to vote at the Fund Meeting (excluding from the count of total votes cast any spoiled, illegible and/or defective ballots and abstentions); and

(c) a quorum at the Fund Meeting is present is the holder or holders of not less than ten percent (10%) of the Fund Units entitled to vote at the Fund Meeting is or are present in person or represented by proxy, and at least two or more person entitled to voted at the Fund Meeting is actually present at the Fund Meeting; provided that, if a quorum is not reached at the opening of the Fund Meeting, the Fund Meeting shall stand adjourned to be reconvened without further notice on a day which is not more than thirty (30) days later, as determined by the Fund Unitholders present at the Fund Meeting and, if at the adjourned Fund Meeting a quorum is not present within half an hour from the time appointed for the Fund Meeting, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the Fund Meeting shall be a quorum.

SCRUTINEER

Ballard Meeting

26. The scrutineer for the Ballard Meeting shall be Computershare (acting through its representatives for that purpose). The duties of the scrutineer shall include:

(a) invigilating and reporting to the Chair on the deposit and validity of proxies;

(b) reporting to the Chair on the quorum of the Ballard Meeting;

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(c) reporting to the Chair on the polls taken or ballots cast, if any, at the Ballard Meeting; and

(d) providing to Ballard and to the Chair written reports on matters related to their duties.

Fund Unitholders

27. The scrutineer for the Fund Meeting shall be Computershare (acting through its representatives for that purpose). The duties of the scrutineer shall include:

(a) invigilating and reporting to the Chair on the deposit and validity of proxies;

(b) reporting to the Chair on the quorum of the Fund Meeting;

(c) reporting to the Chair on the polls taken or ballots cast, if any, at the Fund Meeting; and

(d) providing to Fund and to the Chair written reports on matters related to their duties.

DISSENT RIGHTS

Ballard

28. Each Registered Ballard Shareholder shall be entitled to exercise rights of dissent with respect to the Special Resolution (the "Dissent Rights"), in accordance with and in compliance with section 190 of the CBCA, as varied by the Plan of Arrangement, provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Special Resolution referred to in subsection 190(5) of the CBCA must be received by Ballard not later than 4:00 p.m. (Vancouver time) on December 16, 2008. For the purposes of these proceedings, the "Court" referred to in section 190 of the CBCA means this Honourable Court.

29. From and after the Effective Time the names of the Dissenting Shareholders shall be deleted from the register of holders of Ballard Shares and in no case shall any person be required to recognize a Dissenting Shareholder (whether or not ultimately entitled or not, to be paid fair value for their Ballard Shares) as a holder of Ballard Shares or as a holder of any securities of Ballard or any of its respective subsidiaries.

The Fund

30. Each Registered Fund Unitholder shall be entitled to exercise rights of dissent with respect to the Special Resolution (the "Dissent Rights"), in accordance with and in compliance with section 190 of the CBCA, as varied by the Plan of Arrangement, provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Special Resolution referred to in subsection 190(5) of the CBCA must be

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received by the Fund not later than 5:00 p.m. (Vancouver time) on December 16, 2008. For the purposes of these proceedings, the "Court" referred to in section 190 of the CBCA means this Honourable Court.

31. From and after the Effective Time the names of the Dissenting Shareholders shall be deleted from the register of Fund Unitholders and in no case shall any person be required to recognize a Dissenting Shareholder (whether or not ultimately entitled or not, to be paid fair value for their Fund Units) as a holder of Fund Units or as a holder of any securities of the Fund or any of its respective subsidiaries.

APPLICATION FOR FINAL ORDER

32. Ballard and the Fund shall include in the Ballard Meeting Materials and Fund Meeting Materials, respectively, when sent in accordance with paragraphs 12 and 14 of this Interim Order, a copy of the Notice of Petition herein, in substantially the form attached as Exhibit "D" to the Kumoi Affidavit and Exhibit "C" to the Bingham Affidavit, and this Interim Order (collectively, the "Court Materials"), and such Court Materials shall be deemed to have been served at the times specified in accordance with paragraphs 12, 14 and/or 17 of this Interim Order, whether such persons reside within British Columbia or within another jurisdiction.

33. The persons entitled to appear and be heard at any hearing to sanction and approve the Arrangement, shall be only:

(a) Ballard;

(b) the Fund; and

(c) persons who have served and filed an Appearance and have otherwise complied with the Rules of Court and paragraph 34 of this Interim Order.

34. The sending of the Meeting Materials in the manner contemplated by paragraphs 12 and 14 shall constitute good and sufficient service and no other form of service need be effected and no other material need be served on such persons in respect of these proceedings, except with respect to any person who shall:

(a) file an Appearance, in the form prescribed by the Rules of Court, together with any evidence or material which is to be presented to the Court at the hearing of the Application; and

(b) deliver the filed Appearance together with a copy of any evidence or material which is to be presented to the Court at the hearing of the Application:

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(i) to Ballard's counsel at:

Stikeman Elliott LLP
Barristers and Solicitors
1700 – 666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention: Paula J. Price

(ii) to the Fund's counsel at:

Macleod Dixon LLP
3700 Canterra Tower
400 Third Avenue SW
Calgary, Alberta
T2P 4H2

Attention: Steven H. Leitl

by or before 4:00 p.m. (Calgary time) on December 18, 2008.

35. Upon the approval by the Ballard Securityholders and Trust Unitholders of the Arrangement, in the manner set forth in this Interim Order, Ballard and the Fund may apply to this Court (the "Application") for an Order:

(a) pursuant to section 192 of the CBCA approving the Arrangement; and

(b) declaring that the Arrangement is fair and reasonable to the Ballard Securityholders and Fund Unitholders

(collectively the "Final Order")

and that the hearing of the Application will be held on December 22, 2008 at 9:45 a.m. (Vancouver Time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the Application can be heard or at such other date and time as this Court may direct.

36. In the event that the hearing of the Application is adjourned, then only those persons who filed and delivered an Appearance in accordance with paragraph 34, need be served and provided with notice of the adjourned hearing date.

VARIANCE

37. Ballard or the Fund shall be entitled, at any time, to apply to vary this Interim Order.

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38. Rules 44 and 51A will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

BY THE COURT

Deputy District Registrar

APPROVED AS TO FORM:

Counsel for Ballard Power Systems Inc.

Counsel for Superior Plus Income Fund

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NO. ____________
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING BALLARD POWER SYSTEMS INC. and SUPERIOR PLUS INCOME FUND

BALLARD POWER SYSTEMS INC. and SUPERIOR PLUS INCOME FUND

PETITIONERS

INTERIM ORDER

STIKEMAN ELLIOTT
Suite 1700, Park Place
666 Burrard Street
Vancouver, BC V6C 2X8
Telephone (604) 631-1300

COUNSEL: Paula J. Price
FILE NO: 112010.1335

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No. S087848
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING BALLARD POWER SYSTEMS INC. and SUPERIOR PLUS INCOME FUND

BALLARD POWER SYSTEMS INC. and SUPERIOR PLUS INCOME FUND

PETITIONERS

NOTICE OF JOINT PETITION

TO: The Securityholders, Directors and Auditors of Ballard Power Systems Inc.

AND TO: The Unitholders, Directors and Auditors of Superior Plus Income Fund

AND TO: The CBCA Director

NOTICE IS HEREBY GIVEN that a Joint Petition has been filed by Ballard Power Systems ("Ballard") and Superior Plus Income Fund (the "Fund") in the Supreme Court of British Columbia for approval, pursuant to section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, and amendments thereto, of an arrangement contemplated in an Arrangement Agreement dated as of October 30, 2008 between Ballard and the Fund (the "Arrangement").

NOTICE IS FURTHER GIVEN that by Order of Master Tokarek, a master of the Supreme Court of British Columbia, dated November 10, 2008, the Court has given directions by means of an interim order (the "Interim Order") as to the calling of a meeting of the registered holders of Ballard common shares ("Ballard Shareholders"), the holders of options to acquire Ballard common shares (the "Ballard Optionholders"), the holders of Deferred Share Units (the "Ballard DSU holders") and the registered holders of Restricted Share Units (the "Ballard RSU holders"), hereinafter collectively referred to as the "Ballard Securityholders", as well as a separate meeting of the holders of issued and outstanding Fund Units (the "Fund Unitholders") for the purpose of, among other things, considering and voting upon the special resolution to approve the Arrangement.

NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the respective meetings of Ballard Securityholders and Fund Unitholders, Ballard and the Fund intend to apply to the Supreme Court of British Columbia for a final order approving the Arrangement and declaring it to be fair and reasonable to the Ballard Securityholders and the Fund Unitholders (the "Final Order"), which application will be heard at the courthouse at 800 Smithe Street, in the City of Vancouver, in the

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Province of British Columbia on Monday, the 22nd day of December, 2008 at 9:45 a.m. (Vancouver time) or so soon thereafter as counsel may be heard or at such other date and time as the Court may direct.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION FOR THE FINAL ORDER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled "Appearance" together with any evidence or materials which you intend to present to the Court at the Vancouver Registry of the Supreme Court of British Columbia and YOU MUST ALSO DELIVER a copy of the Appearance and any other evidence or materials to Ballard's address for delivery, which is set out below, on or before 4:00 p.m. (Vancouver time) on December 18, 2008 or to the Fund's address for delivery, which is also set out below, on or before 4:00 p.m. (Calgary Time) on December 18, 2008.

YOU OR YOUR SOLICITOR may file the Appearance. You may obtain a form of Appearance at the Registry. The address of the Registry is 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

IF YOU DO NOT FILE AN APPEARANCE AND ATTEND EITHER IN PERSON OR BY COUNSEL at the time of the hearing of the application for the Final Order, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court deems fit, all without further notice to you. If the Arrangement is approved, it will affect the rights of Ballard Securityholders and Fund Unitholders.

A copy of the Joint Petition and the other documents that were filed in support of the Interim Order and will be filed in support of the Final Order will be furnished to any Ballard Securityholder or Fund Unitholder upon request in writing addressed to the solicitors of Ballard at the their address for delivery set out below.

Ballard's address for delivery is:

Stikeman Elliott LLP
Barristers and Solicitors
1700 – 666 Burrard Street
Vancouver, BC V6C 2X8
Attention: Paula J. Price

The Fund's address for delivery is:

Macleod Dixon LLP
3700 Canterra Tower
400 Third Avenue SW
Calgary, Alberta T2P 4H2
Attention: Steven H. Leitl

DATED this 10th day of November, 2008.

Paula Price

Solicitor for Ballard Power Systems Inc.

Solicitor for Superior Plus Income Fund

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APPENDIX "E”

FAIRNESS OPINION OF PRICEWATERHOUSECOOPERS LLP

Please see following page.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 604 806 7000

Facsimile +1 604 806 7806

Private and confidential

October 30, 2008

The Audit Committee of the Board of Directors

and the Board of Directors of

Ballard Power Systems Inc.

9000 Glenlyon Parkway

Burnaby, BC	V5J 5J8

To the Audit Committee of the Board of Directors and the Board of Directors

Re: Fairness Opinion in Respect of the Proposed Corporate Reorganization Transaction

PricewaterhouseCoopers LLP (“PwC”) understands that Ballard Power Systems Inc. (“Ballard” or the “Company”) proposes to enter into a series of transactions whereby its shareholders (the “Ballard Shareholders”) will be exchanging current shareholdings into equivalent shareholdings of a newly formed entity (“Newco”) as part of a corporate reorganization. PwC understands that all of the assets and liabilities of Ballard (tangible and intangible), with the sole exception of certain tax attributes (the “Tax Pools”), will be transferred to Newco. As part of the reorganization, the Company will receive proceeds from Superior Plus Income Fund (“Superior Plus”) for the sale of Ballard (the “Proposed Transaction”), based on value being attributed by Superior Plus to the Tax Pools, being the sole remaining assets of Ballard. The Company will receive approximately C$46.3 million in gross cash proceeds (the “Proposed Consideration”) on closing, which is expected to be on December 31, 2008, but no later than January 21, 2009.

The Board of Directors of Ballard (the "Board") has appointed the Audit Committee of the Board (the "Audit Committee") to review the terms of the Proposed Transaction and to advise the Board in relation thereto.

PwC refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Engagement

PwC has been engaged by the Audit Committee to provide an opinion as to the fairness of the Proposed Transaction from a financial point of view (the “Fairness Opinion”) to the Ballard Shareholders. PwC understands that the Fairness Opinion will be included in an information circular or other public document (the “Information Circular”) to be sent to the Ballard Shareholders and filed with Canadian securities regulators and in other jurisdictions under the Multi-Jurisdictional Disclosure System (“MJDS”) rules. The Company’s legal counsel indicated that there is no separate requirement to file with any US securities regulatory authority. PwC relied on this representation in providing the Fairness Opinion.

The Fairness Opinion will be for the use of the Audit Committee and the Board and will be one factor, amongst others, that the Audit Committee/Board will consider in determining whether or not to recommend the Proposed Transaction. The Fairness Opinion should not be considered or referenced in any way as a formal valuation under Multilateral Instrument 61-101.

PwC is to be paid a fixed fee by Ballard for the Fairness Opinion, the payment of which is not subject to closing of the Proposed Transaction. In addition, PwC is to be reimbursed for reasonable expenses incurred in the preparation of the Fairness Opinion and to be indemnified by Ballard in certain circumstances.

Credentials of PwC

PwC is one of the world’s largest professional services organizations. Drawing on the knowledge and skills of more than 146,000 people in 150 countries, we provide clients with expertise in a wide array of services, including corporate finance, mergers and acquisitions, business valuations, tax services and auditing. In Canada, PwC and its related entities have more than 4,300 partners and staff across the country.

PwC’s valuation practice has extensive experience in providing valuation and fairness opinions with respect to securities or assets. We have been involved in numerous transactions requiring fairness opinions from a financial point of view with respect to consideration offered to shareholders and/or stakeholders.

PwC has experience in completing and defending, when necessary, assignments involving fairness reviews or opinions and the valuation of companies for various purposes including transactions subject to public scrutiny, the sale or purchase of an entity or assets by related parties, assistance in resolving shareholders’ disputes, tax-based corporate reorganizations and merger and acquisition activity.

PwC is not the auditor of Ballard, Newco or Superior Plus. PricewaterhouseCoopers Corporate Finance Inc. (“PwC CF”), a member firm of PwC, acted as the financial advisor to Ballard for the Proposed Transaction, and is entitled to work fees as well as contingent success fees should the Proposed Transaction close. PwC has used a separate team of qualified Chartered Business Valuators, including Partners and senior staff members (together the “PwC Fairness Committee”) to prepare the Fairness Opinion. Members of the PwC Fairness Committee are separate from the PwC CF team. The PwC Fairness Committee confirms that, to the best of its knowledge, after all due and reasonable inquiry, PwC has disclosed to the Audit Committee and the Board all material facts, which could reasonably be considered to be relevant to qualifications and independence of the PwC for the purposes of this engagement.

Scope of Review

In connection with the preparation and rendering of this Fairness Opinion, PwC has reviewed and, where it considered appropriate, relied upon, among other things, the following:

•	the letter of intent from Superior Plus to Ballard dated September 25, 2008;

•	the draft arrangement agreement between Superior Plus and Ballard dated October 30, 2008;

•	a memorandum from Stikeman Elliott LLP dated October 23, 2008 providing a summary of the Proposed Transaction;

•	a letter of representation from senior management of the Company (“Management”);

•	the audited financial statements of the Company for each of the fiscal years ended December 31, 2003 to 2007;

•	the quarterly unaudited financial statements of the Company for each of the three-month periods ended March 31, 2008 and June 30, 2008;

•	a copy of the Management Information Circular of the Company dated December 13, 2007;

•

corporate income tax returns of Ballard and Ballard Generation Systems Inc. as well as schedules prepared by Management summarizing the nature and estimated amount of the Tax Pools as at December 31, 2008;

•	a Management prepared 20 year financial plan for Ballard for each of the years ending December 31, 2008 to 2028 (the “Financial Plan”); and

•	copies of recent meeting minutes of the Board and the Audit Committee.

PwC has also done the following in relation to the preparation of the Fairness Opinion:

•	held discussions with representatives of Management and its professional advisors regarding the Proposed Transaction;

•	held discussions with representatives of Management with respect to the current operations and the future prospects of Ballard’s existing business;

•	reviewed recent comparable market transactions; and

•	reviewed other publicly available information concerning the Company.

PwC has been provided with full access to all information and documents requested from Management, the Audit Committee and the Board.

Restrictions and Limitations

The Fairness Opinion has been provided for the use of the Audit Committee and the Board and should not be construed as a recommendation to vote in favour of the Proposed Transaction. The Fairness Opinion may not be used by any other person or relied upon by any other person without the express prior written consent of PwC.

PwC will not be held liable for any losses sustained by any person should this document be circulated, distributed, published, reproduced or used contrary to the provisions of this paragraph. In addition, pursuant to PwC’s engagement letter dated October 14, 2008, PwC’s liability is limited, and PwC will be indemnified by Ballard under certain circumstances.

PwC has relied upon the accuracy, completeness and fair presentation of all financial and other information that was obtained from public sources or that was provided by Management (collectively the “Information”). Parts of the Information were received or obtained by PwC directly or indirectly, and in various ways (oral, written, inspection), from third parties (i.e. individuals or entities other than Ballard and its directors, officers and employees). PwC has assumed that this information was complete, accurate, and not misleading and did not omit any material facts. The Fairness Opinion is conditional upon such completeness, accuracy, and fair presentation. Subject to the exercise of professional judgment and except as expressly described herein, PwC has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

With respect to the Financial Plan and estimates provided to PwC and used in its analyses, projecting future results is inherently subject to uncertainty. PwC assumed, however, that such budgets, forecasts, projections, and estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Management. By its nature, the forecast information provided by Management will likely not occur as projected and unanticipated events and circumstances may occur that may materially alter the analyses and conclusions set out herein. PwC has not undertaken any review of whether the future oriented data provided comply with existing standards, such as those issued by the Canadian Institute of Chartered Accountants (“CICA”) or any other accounting body.

Although PwC’s mandate includes a review of the Tax Pools, it does not constitute a formal opinion or estimate of the value of the Tax Pools, nor should it be construed as such. In addition, PwC gives no representations or assurances with respect to the following:

•	the structure and mechanics of the Proposed Transaction;

•	the ability of Ballard or Superior Plus to utilize the Tax Pools; and

•	the income tax consequences to the Ballard Shareholders, if any, of agreeing to the Proposed Transaction.

The Fairness Opinion must be considered in its entirety, as selecting and relying on only a specific portion of the analysis or factors considered by PwC, without considering all factors and analyses together, could create a misleading view of the processes underlying the Fairness Opinion. The preparation of a Fairness Opinion is a complex process and it is not appropriate to extract partial analyses or make summary descriptions. Any attempt to do so could lead to undue and incorrect emphasis on any particular factor or analysis.

Nothing contained herein is to be construed as a tax or legal interpretation, an opinion on any contract or document, or a recommendation to invest or divest.

Senior management of Ballard represented to PwC that among other things:

•

The information provided orally or in writing by, or in the presence of, an officer or employee of Ballard for purposes of preparing the Fairness Opinion was, at the date the information was provided to PwC, fairly and reasonably presented and complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of material fact in respect of Ballard or the Proposed Transaction; and

•

Since the dates on which the information was provided to PwC, except as disclosed in writing to PwC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Ballard and no material change has occurred in the information or any part thereof which would have, or which could reasonably be expected to have, a material effect on the Fairness Opinion.

PwC is not commenting on, nor is in a position to comment on, the likely trading price of Ballard shares, Newco shares or the Superior Plus units as a result of entering into the Proposed Transaction.

The Fairness Opinion is limited to the fairness of the Proposed Transaction, from a financial point of view, to the Ballard Shareholders, not the strategic merits of the Proposed Transaction. The Fairness Opinion does not provide assurance that the Proposed Consideration is necessarily the maximum amount that could be received by Ballard. It represents an impartial expert judgment, not a statement of facts. In addition, the Fairness Opinion does not express an opinion about the fairness of the amount or nature of the compensation to any of the company’s officers, directors or employees, or class of such persons, relative to the compensation to the Ballard Shareholders.

This Fairness Opinion is rendered as of the date of this letter, on the basis of financial, economic, market and other general business and financial conditions currently prevailing, and the conditions and prospects, financial and otherwise, of Ballard as they were reflected in the information and documents reviewed by PwC and as they were represented to PwC in discussions with Management.

PwC reserves the right to review the Fairness Opinion and, should PwC deem it necessary, to make revisions in light of any information that existed at the time, which might become known to PwC at a later date.

PwC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Fairness Opinion which may come or be brought to PwC’s attention after the date hereof.

Assumptions

The Fairness Opinion is based on several assumptions, including the following, any changes in which could have a significant impact on PwC’s assessment of the fairness of the Proposed Transaction:

1.	The Proposed Transaction will be completed as described in the draft agreements and term sheets provided to us;

2.	The Financial Plan represents Management’s best estimate as to the future profitability of Ballard;

3.	The amount, classification and expiry dates of the various tax attributes which makeup the Tax Pools at December 31, 2008 are as provided to us by Management; and

4.	A combined federal and BC tax rate of 30% for fiscal 2009 and the foreseeable future.

Approach and methodology

The assessment of fairness from a financial point of view must be determined in the context of each particular transaction. PwC has based this Fairness Opinion on methods, approaches and techniques that it considers appropriate in the circumstances.

In order to assess the fairness of the Proposed Transaction from a financial point of view to the Ballard Shareholders, PwC considered a number of matters including, but not limited to, the following:

1.	A quantitative comparison of the following two scenarios:

■	Scenario 1 – Acceptance of the Proposed Transaction by the Ballard Shareholders: (receipt of the Proposed Consideration at the closing date); and

■	Scenario 2 – Rejection of the Proposed Transaction by the Ballard Shareholders: (assumes utilization of the Tax Pools over time by Ballard).

2.	An analysis of the process undertaken by the Board and Management with respect to the Proposed Transaction; and

3.	A comparison of the Proposed Transaction to recent comparable market transactions.

For the purpose of our analysis we have been guided by the concept of fair market value. Fair market value is generally defined as the highest price available in an open and unrestricted market between informed and prudent parties, acting at arm's length and under no compulsion to act, expressed in terms of money or money's worth.

Other Fairness Considerations

In assessing the fairness of the Proposed Transaction, PwC has also given consideration to the following factors:

1.	The structure and terms of the Proposed Transaction as compared to recent comparable transactions;

2.	Newco will carry on business as successor to Ballard;

3.

The limited number of counterparties who may be willing and able to enter into a similar transaction to that of the Proposed Transaction at a level of consideration comparable to the Proposed Consideration;

4.	The risk of new tax legislation being instituted which could prevent or reduce the attractiveness of transactions such as the Proposed Transaction;

5.	The Proposed Transaction provides Ballard with financing, which may or may not be available in the public market, particularly given consideration to current market conditions; and

6.	Other benefits to Newco resulting from the acceptance by the Ballard Shareholders of the Proposed Transaction.

Opinion

Based on our scope of review and subject to the restrictions, limitations and assumptions contained in this letter, PwC is of the opinion that the Proposed Transaction is fair from a financial point of view to the Ballard Shareholders.

Yours very truly,

PricewaterhouseCoopers LLP

APPENDIX “F”

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF NEWCO

PRO FORMA FINANCIAL INFORMATION

Overview

The following unaudited pro forma consolidated financial statements have been prepared on the basis of assumptions described in the notes thereto. The unaudited pro forma consolidated balance sheet was prepared as at September 30, 2008 as if the Arrangement had occurred on September 30, 2008, and the unaudited pro forma consolidated statements of operations were prepared for the year ended December 31, 2007 and the nine months ended September 30, 2008 as if the Arrangement had occurred as of January 1, 2007. As described in note 1, these pro forma consolidated financial statements have been prepared on the basis of accounting principles in effect at the date of announcement of the Arrangement. These statements are not necessarily indicative of what the financial position or results of operations would have been had the Arrangement occurred on the dates or for the periods indicated and do not purport to indicate future results of operations. In addition, they do not reflect any cost savings or other synergies that may result from the Arrangement.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements and related notes which are incorporated by reference into this Information Circular.

BALLARD POWER SYSTEMS INC.

Pro Forma Consolidated Balance Sheet

(Unaudited)

As at September 30, 2008

(In thousands of U.S. dollars)

	Newco	Ballard Power Systems Inc.	Pro Forma Adjustments	Newco Pro Forma Consolidated
	(note 3)		(note 2)	(note 1)
Assets
Current assets:
Cash and cash equivalents	$ -	$ 18,140	$ 33,000	$ 51,140
Short-term investments	-	38,997	-	38,997
Accounts receivable	-	12,482	-	12,842
Inventories	-	14,926	-	14,926
Prepaid expenses and other current assets	-	858	-	858
	-	85,763	33,000	118,763
Property, plant and equipment	-	39,557	-	39,557
Intangible assets	-	3,870	-	3,870
Goodwill	-	48,106	-	48,106
Investments	-	4,768	-	4,768
	$ -	$ 182,064	$ 33,000	$ 215,064

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$ -	$ 15,391	$ -	$ 15,391
Deferred revenue	-	1,342	-	1,342
Accrued warranty liabilities	-	1,748	-	1,748
	-	18,481	-	18,481
Long-term liabilities	-	18,957	-	18,957
	-	37,438	-	37,438
Shareholders’ equity:
Share capital	-	832,679	-	832,679
Contributed surplus	-	248,762	33,000	281,762
Accumulated deficit	-	(936,579)	-	(936,579)
Cumulative translation adjustment	-	(236)	-	(236)
	-	144,626	33,000	177,626
	$ -	$ 182,064	$ 33,000	$ 215,064

See accompanying notes to the unaudited pro forma consolidated financial statements.

BALLARD POWER SYSTEMS INC.

Pro Forma Consolidated Statement of Operations

(Unaudited)

For the nine months ended September 30, 2008

(In thousands of U.S. dollars, except per share amounts and number of shares)

	Newco	Ballard Power Systems Inc	Pro Forma Adjustments	Newco Pro Forma Consolidated
	(note 3)		(note 2)	(note 1)
Revenues:
Product and service revenues	$ -	$ 35,144	$ -	$ 35,144
Engineering development revenue	-	5,535	-	5,535
Total revenues	-	40,679	-	40,679

Cost of revenues and expenses:
Cost of product and service revenues	-	30,514	-	30,514
Research and product development	-	29,215	-	29,215
General and administrative	-	10,109	-	10,109
Marketing and business development	-	5,584	-	5,584
Depreciation and amortization	-	4,478	-	4,478
Total cost of revenues and expenses	-	79,900	-	79,900

Loss before undernoted	-	(39,221)	-	(39,221)
Investment and other income	-	2,224	-	2,224
Gain on disposal of long-lived assets	-	(18)	-	(18)
Gain on sale of assets	-	96,845	-	96,845
Equity in loss of associated companies	-	(7,707)	-	(7,707)
Income before income taxes	-	52,123	-	52,123
Income taxes	-	16	-	16
Net income for the period	$ -	$ 52,107	$ -	$ 52,107
Basic earnings per share		$ 0.61		$ 0.61
Diluted earnings per share		$ 0.60		$ 0.60
Weighted average number of common shares outstanding – Basic		85,864,530		85,864,530
Weighted average number of common shares outstanding – Diluted		86,588,462		86,588,462

See accompanying notes to the unaudited pro forma consolidated financial statements.

BALLARD POWER SYSTEMS INC.

Pro Forma Consolidated Statement of Operations

(Unaudited)

For the year ended December 31, 2007

(In thousands of U.S. dollars, except per share amounts and number of shares)

	Newco	Ballard Power Systems Inc.	Pro Forma Adjustments	Newco Pro Forma Consolidated
	(note 3)		(note 2)	(note 1)
Revenues:
Product and service revenues	$ -	$ 43,352	$ -	$ 43,352
Engineering development revenue	-	22,180	-	22,180
Total revenues	-	65,532	-	65,532

Cost of revenues and expenses:
Cost of product and service revenues	-	25,052	-	25,052
Research and product development	-	58,478	-	58,478
General and administrative	-	19,715	-	19,715
Marketing and business development	-	8,334	-	8,334
Depreciation and amortization	-	15,732	-	15,732
Total cost of revenues and expenses	-	127,311	-	127,311

Loss before undernoted	-	(61,779)	-	(61,779)
Investment and other income	-	16,933	-	16,933
Loss on disposal and write-down of long-lived assets	-	(4,583)	-	(4,583)
Equity in loss of associated companies	-	(7,433)	-	(7,433)
Loss before income taxes	-	(56,862)	-	(56,862)
Income taxes	-	(53)	-	(53)
Loss from continuing operations for the year	$ -	$ (56,809)	$ -	$ (56,809)
Basic and diluted loss per share from continuing operations		$ (0.50)		$ (0.50)
Weighted average number of common shares outstanding		114,575,473		114,575,473

See accompanying notes to the unaudited pro forma consolidated financial statements.

BALLARD POWER SYSTEMS INC.

Notes to Pro Forma Consolidated Statement of Operations

(Expressed in U.S. dollars)

(Unaudited)

1.             Basis of presentation:

The unaudited pro forma consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") in effect as at September 30, 2008, and include:

•

an unaudited pro forma consolidated balance sheet as at September 30, 2008 prepared from the unaudited consolidated balance sheet of Ballard Power Systems Inc. ("Ballard" or the "Corporation") as at September 30, 2008, which reflects the Arrangement (as defined below) as if it had occurred on September 30, 2008;

•

an unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2008 prepared from the unaudited consolidated statement of operations of Ballard for the nine months ended September 30, 2008, which reflects the Arrangement as if it occurred on January 1, 2007; and

•

an unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 prepared from the audited consolidated statement of operations of Ballard for the year ended December 31, 2007, which reflects the Arrangement as if it occurred on January 1, 2007.

These pro forma consolidated statements of operations do not include any nonrecurring charges or credits resulting from the Arrangement described in note 2.

The unaudited pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements of Ballard. In the opinion of management, these unaudited pro forma consolidated financial statements include all adjustments necessary for a fair presentation.

The unaudited pro forma consolidated financial statements may not necessarily be indicative of the financial position and results of operations that would have been achieved if the Arrangement had occurred on the dates noted above. In preparing these unaudited pro forma consolidated financial statements, no adjustments have been made to reflect ongoing costs or savings that may result from the Arrangement.

2.             Pro forma Arrangements and assumptions:

On October 30, 2008, the Corporation announced an agreement with Superior Plus Income Fund ("Superior Plus") to reorganize the Corporation pursuant to the Canada Business Corporations Act under a Plan of Arrangement ("Arrangement") resulting in a non-dilutive financing to the Corporation with net cash proceeds of approximately Canadian $41 million ($33 million as of November 12, 2008).

                Under the terms of the Arrangement:

•	Superior Plus will transfer approximately Canadian $46.3 million ($37 million) to the Corporation.
•

The Corporation will subsequently transfer all of its assets and liabilities (including the above noted cash proceeds of Canadian $46.3 million ($37 million) from this Arrangement, but excluding Ballard’s historic Canadian income tax carry forward attributes), to a new wholly-owned subsidiary company ("Newco").

•

Securityholders of the Corporation will exchange their Ballard securities, on a one-for-one basis, for securities of Newco. Newco will continue as a public company to carry on the Corporation’s business of the design, development, manufacture, sale and service of hydrogen fuel cells for a variety of applications and retain all rights to related intellectual property as before the Arrangement.
•

Superior Plus will transfer Superior Plus’ existing business assets and liabilities into the Corporation and Superior Plus’ unitholders will exchange their fund units for new shares of the Corporation. That entity will retain the Corporation’s historic Canadian income tax carry forward attributes.

•

On closing of the Arrangement, Newco will step up the Canadian income tax basis of its property, plant and equipment and intangible assets from historic cost to fair market value. This adjusted cost base for tax purposes can then be applied against future Canadian taxable income of Newco.

The Arrangement has been unanimously approved by Ballard’s Board of Directors. Completion of the Arrangement is subject to receipt of court and other regulatory approvals and consents. It must also be approved by at least two-thirds of votes cast by both Ballard Securityholders and Superior Plus unitholders.

Pro forma adjustments relating to the Arrangement are as follows:

•

As the transfer of the business assets, liabilities and operations from the Corporation to Newco will represent a transaction with no change in shareholder ownership, the transaction will be accounted for using continuity of interest accounting. Pursuant to continuity of interest accounting, the assets transferred and liabilities assumed by Newco will be recorded at their carrying values as reported by the Corporation immediately prior to the closing of the Arrangement. As such, no pro forma adjustment is required on the transfer of assets and liabilities from the Corporation to Newco.

•

The estimated net cash proceeds resulting from the Arrangement of approximately Canadian $41 million ($33 million), representing Superior Plus’ estimated cash transfer of Canadian $46.3 million ($37 million) less estimated closing costs of Canadian $5.3 million ($4 million), will be recorded as a credit to shareholders’ equity. The estimated net proceeds are subject to change due to a number of variables, including changes in the Corporation’s Canadian income tax carry forward attributes to the date of the closing of the Arrangement, and actual closing costs.

•

The future income tax benefits of the Corporation’s Canadian non-capital losses, capital losses, scientific research and development expenditures and investment tax credits generated through to the date of the closing of the Arrangement will not be available to Newco after the closing of the Arrangement. As a result, the gross future income tax assets related to these Canadian tax pools will be reduced to nil, with a corresponding reduction of the related valuation allowance. As the Corporation’s future income tax assets are fully offset by valuation allowance, no pro forma adjustment is required on the transfer of these historic Canadian income tax carry forward attributes from the Corporation to Newco.

•

The step up in the Canadian income tax basis of the Corporation’s property, plant and equipment and intangible assets from historic cost to fair market value on transfer to Newco is for income tax purposes only. In addition, as Newco’s future income tax assets on closing of the Arrangement are expected to be fully offset by valuation allowance, no pro forma adjustment is required.

•

The exchange of Ballard securities (common shares, stock options, RSU’s and DSU’s), on a one-for-one basis, for securities of Newco, will not result in a change in securityholder ownership. As such, no pro forma adjustment is required.

3.             Date of Incorporation of Newco:

Newco was incorporated on November 12, 2008.

APPENDIX "G"

KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

AUDITORS' REPORT

To the Board of Directors of 7076991 Canada Inc.

We have audited the balance sheet of 7076991 Canada Inc. ("Newco") as at November 12, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Company as at November 12, 2008 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Vancouver, Canada
November 14, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

BALANCE SHEET OF 7076991 CANADA INC.

As at November 12, 2008

(In U.S. dollars)

$
Assets Cash	1
Shareholder's equity Capital stock [note 2]	1
See accompanying notes

NOTES TO BALANCE SHEET OF 7076991 CANADA INC.

As at November 12, 2008

(In U.S. dollars)

1.             SIGNIFICANT ACCOUNTING POLICIES

The balance sheet of 7076991 Canada Inc. ("Newco") has been prepared in accordance with Canadian generally accepted accounting principals.

2.             CAPITAL STOCK

Authorized – As of November 12, 2008

An unlimited number of common shares and preferred shares.

Issued and outstanding

Number of common shares		Stated capital $
Balance as at November 12, 2008	1	1

APPENDIX “H”

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Plan of Arrangement unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"Administrator" means Superior Plus Administration Inc., a corporation subsisting under the laws of Canada which acts as administrator of the Fund pursuant to an amended and restated administration agreement dated September 30, 2006;

"Arrangement" means the arrangement involving the Fund, the Fund Unitholders, Ballard, the Ballard Securityholders, Subco and Newco under the provisions of section 192 of the CBCA, on the terms and conditions set forth in this Plan of Arrangement;

"Arrangement Agreement" means the arrangement agreement dated as of October 30, 2008 between the Fund and Ballard with respect to this Plan of Arrangement, and all amendments thereto;

"Articles of Arrangement" means one or more articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been made;

"Assumed Obligations" means all of the debts, liabilities, commitments and obligations of any nature or kind whatsoever (whether matured or unmatured, known or unknown, accrued, fixed, contingent or otherwise) of Ballard immediately prior to the Effective Time, including any and all such debts, liabilities, commitments and obligations in connection with the Unassigned Contracts (as such term is defined in the Divestiture Agreement), but excluding the debts, liabilities, commitments and obligations evidenced by the Fund Loan Promissory Note;

"Ballard" means Ballard Power Systems Inc., a corporation subsisting under the laws of Canada under corporation number 248019-1;

"Ballard DSU Holders" means the holders of Ballard DSUs;

"Ballard DSUP" means the deferred share unit plans of Ballard;

"Ballard DSUs" means the deferred share units, whether or not vested, issued pursuant to the Ballard DSUP that are outstanding immediately prior to the Effective Time;

"Ballard Option Plan" means the stock option plans of Ballard;

"Ballard Optionholders" means the holders of Ballard Options;

"Ballard Options" means the stock options, whether or not vested, to acquire Common Shares that were issued pursuant to the Ballard Option Plan that are outstanding immediately prior to the Effective Time;

"Ballard Redeemable Shares" means the Ballard Shares once redesignated as "Redeemable Common Shares" pursuant to subparagraph 3.1(n)(i) of this Plan of Arrangement;

"Ballard RSU Holders" means the holders of Ballard RSUs;

"Ballard RSUP" means the restricted share unit plan of Ballard;

"Ballard RSUs" means the restricted share units, whether or not vested, issued pursuant to the Ballard RSUP that are outstanding immediately prior to the Effective Time;

"Ballard Securityholders" means, collectively, the Ballard Shareholders, the Ballard Optionholders, the Ballard DSU Holders and the Ballard RSU Holders;

"Ballard Shareholders" means the holders of Ballard Shares;

"Ballard Shares" means the issued and outstanding common shares in the capital of Ballard immediately prior to the Effective Time;

"Business Day" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta and Vancouver, British Columbia are not generally open for business;

"CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

"Certificate" means the certificate to be issued by the Director pursuant to subsection 192(7) of the CBCA giving effect to the Arrangement;

"Claims" means claims of any nature or kind whatsoever against the Trust Units or the Ballard Shares, as applicable, including, without limitation, encumbrances, charges, liens, security interests, trust claims or any other claims in equity, at law or otherwise;

"Court" means the Supreme Court of British Columbia;

"Director" means the Director appointed under section 260 of the CBCA;

"Dissenting Shareholders" means the registered Ballard Shareholders who exercise the rights of dissent provided to them under the Interim Order and have not, prior to the Effective Time, withdrawn their dissent;

"Dissenting Unitholders" means the registered Fund Unitholders who exercise the rights of dissent provided to them under the Interim Order and have not, prior to the Effective Time, withdrawn their dissent;

"Divested Assets" means all of the property and assets of Ballard immediately prior to the Effective Time whether real or personal, tangible or intangible, of every kind and description and wheresoever situate, including the Fund Loan Amount;

"Divestiture Agreement" means the Divestiture Agreement entered into and dated as of the Effective Date providing for the transfer, assignment and conveyance by Ballard of the Divested Assets to Subco and the assumption by Subco of the Assumed Obligations;

"Effective Date" means the date the Arrangement is effective under the CBCA;

"Effective Time" means 11:59 p.m. on the Effective Date;

"Final Order" means the final order of the Court approving this Plan of Arrangement pursuant to subsection 192(4) of the CBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Fund" means Superior Plus Income Fund, an open-end unincorporated investment trust created under the laws of the Province of Alberta;

"Fund Loan Amount" means the aggregate amount payable pursuant to the Fund Loan Promissory Note, which amount shall be equal to $46,319,148;

"Fund Loan Promissory Note" means the promissory note of Ballard, in an aggregate principal amount equal to the Fund Loan Amount, to be issued in favour of the Fund pursuant to subsection 3.1(d) hereof in consideration of the loan to Ballard by the Fund of an amount equal to the Fund Loan Amount;

"Fund Trust Indenture" means the Amended and Restated Declaration of Trust dated September 30, 2006 between Computershare Trust Company of Canada and the Administrator;

"Fund Unitholders" means the holders of Trust Units;

"Interim Order" means the interim order of the Court concerning the Plan of Arrangement pursuant to subsection 192(4) of the CBCA, containing declarations and directions with respect to the Arrangement and the holding of the Meetings, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Meeting" means either the special meeting of Fund Unitholders or the special meeting of Ballard Securityholders, as applicable, to be held to consider the Arrangement, and any adjournment thereof;

"New Superior Shareholders" means the holders of issued and outstanding New Superior Shares;

"New Superior Shares" means the common shares in the capital of Ballard that are authorized pursuant to subparagraph 3.1(n)(iii);

"Newco" means 7076991 Canada Inc., a corporation incorporated under the CBCA;

"Newco DSUP" means the deferred share unit plans to be adopted by Newco having the terms and conditions described in the information circular sent to Ballard Securityholders;

"Newco DSUs" means the deferred share units to be issued pursuant to the Newco DSUP;

"Newco Option Plan" means the stock option plans to be adopted by Newco having the terms and conditions described in the information circular sent to Ballard Securityholders;

"Newco Options" means the stock options to be issued pursuant to the Newco Option Plan;

"Newco RSUP" means the restricted share unit plan to be adopted by Newco having the terms and conditions described in the information circular sent to Ballard Securityholders;

"Newco RSUs" means the restricted share units to be issued pursuant to the Newco RSUP;

"Newco Shareholders" means the holders of issued and outstanding Newco Shares;

"Newco Shares" means the common shares in the capital of Newco;

"Subco" means 7076894 Canada Inc., a corporation incorporated under the CBCA;

"Subco Shares" means the common shares in the capital of Subco;

"Tax Act" means the Income Tax Act (Canada), as amended; and

"Trust Units" means the issued and outstanding trust units of the Fund.

1.2           Number of Trust Units

(a)

For purposes of determining the number of Trust Units outstanding on the Effective Date, that number shall conclusively be considered to be the number set forth in a certificate or letter of the registrar and transfer agent of the Fund on that date.

(b)

For purposes of determining the number of Ballard Shares outstanding on the Effective Date, that number shall conclusively be considered to be the number set forth in a certificate or letter of the registrar and transfer agent of Ballard on that date.

1.3         Sections and Headings

The division of this Plan of Arrangement into articles, sections, subsections and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless reference is specifically made to some other document or instrument, all references herein to articles, sections, subsections and subparagraphs are to articles, sections, subsections and subparagraphs of this Plan of Arrangement.

1.4          Number, Gender and Persons

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5          Currency

All references in this Plan of Arrangements to sums of money are expressed in lawful money of Canada.

1.6          Date for any Action

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place. In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7          Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

ARTICLE 2

THE ARRANGEMENT

2.1          Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

2.2           Effect of Filing Articles of Arrangement

This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (a) the Fund Unitholders; (b) the Ballard Securityholders; (c) the Fund; (d) Ballard; (e) Subco; and (f) Newco.

The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3

THE ARRANGEMENT

3.1         Arrangement and Related Transactions

At the Effective Time, the following transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality, except as otherwise expressly provided.

(a)	the Ballard RSUP and the Ballard RSUs and any other rights issued thereunder shall be, and shall be deemed to be, terminated and cancelled for no consideration;
(b)	the Ballard DSUP and the Ballard DSUs and any other rights issued thereunder shall be, and shall be deemed to be, terminated and cancelled for no consideration;
(c)

the Fund Trust Indenture shall be amended to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions described herein all as may be reflected in a further amended and restated trust indenture to be dated as of the Effective Date;

(d)	the Fund shall loan to Ballard the Fund Loan Amount and, in consideration therefor, Ballard shall issue and deliver to the Fund the Fund Loan Promissory Note;
(e)

Ballard shall transfer, assign and convey to Subco the Divested Assets and as consideration for the Divested Assets, Subco shall issue to Ballard 100,000,000 fully paid Subco Shares and assume the Assumed Obligations all on the terms and conditions set forth in the Divestiture Agreement;

(f)

all of the Ballard Shares (including those held by Dissenting Shareholders) shall be, and shall be deemed to be, exchanged by the holders thereof for fully paid Newco Shares on the basis of one Newco Share for each Ballard Share;

(g)

the Newco Shares received by Dissenting Shareholders pursuant to subsection 3.1(f) shall be, and shall be deemed to be, cancelled and the Dissenting Shareholders shall cease to have any rights as Newco Shareholders other than the right to be paid by Newco, in accordance with section 4.2, an amount equal to the fair value of the Ballard Shares that were exchanged for their Newco Shares;

(h)	Newco shall adopt and be deemed to have adopted and implemented the Newco RSUP;
(i)

Newco shall issue to each Ballard RSU Holder whose Ballard RSUs were terminated and cancelled pursuant to subsection 3.1(a) one Newco RSU for each Ballard RSU so terminated and cancelled, entitling the holder to acquire one Newco Share on the same terms and conditions, mutatis mutandis, as the terminated and cancelled Ballard RSU;

(j)	Newco shall adopt and be deemed to have adopted and implemented the Newco DSUP;
(k)

Newco shall issue to each Ballard DSU Holder whose Ballard DSUs were terminated and cancelled pursuant to subsection 3.1(b), one Newco DSU for each Ballard DSU so terminated and cancelled, entitling the holder to acquire one Newco Share on the same terms and conditions, mutatis mutandis, as the terminated and cancelled Ballard DSU;

(l)	Newco shall adopt and be deemed to have adopted and implemented the Newco Option Plan;
(m)

all of the Ballard Options shall be, and shall be deemed to be, terminated and cancelled and Newco Options shall be, and shall be deemed to be, issued to the holders of the Ballard Options so terminated and cancelled, on the basis that for each Ballard Option so terminated and cancelled, the Ballard Optionholder shall receive in exchange therefor a Newco Option to purchase the same number of Newco Shares as the aggregate number of Ballard Shares under the Ballard Option so terminated and cancelled, at an exercise price per Newco Share equal to the exercise price per Ballard Share under the Ballard Option so terminated and cancelled and having the same vesting dates and expiry date as the Ballard Option so terminated and cancelled, and the Newco Options so issued shall be otherwise deemed to have been issued under, and be subject to, the terms and conditions of the Newco Option Plan;

(n)	the articles of Ballard shall be amended to change its authorized capital as follows:
(i)

by changing the designation of the Ballard Shares to "Redeemable Common Shares", having the same rights, privileges, restrictions and conditions as the Ballard Shares, but with each Ballard Redeemable Share being redeemable at the option of Ballard in consideration for one Subco Share;

(ii)

by subdividing and changing the number of outstanding Ballard Redeemable Shares in such manner that the aggregate number of outstanding Ballard Redeemable Shares becomes 100,000,000 Ballard Redeemable Shares;

(iii)

by the creation of a new class of common shares (the "New Superior Shares"), being an unlimited number of shares designated as "Common Shares", having the following rights, privileges, restrictions and conditions attaching thereto:

(A)

Dividends: The holders of the Common Shares are entitled to receive dividends, if, as and when declared by the board of directors of Ballard, out of the assets of Ballard properly applicable to the payment of dividends in such amounts and payable at such times and at such place or places in Canada as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of Ballard entitled to receive dividends in priority to or rateably with the Common Shares, the board of directors may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of Ballard;

(B)	Voting Rights: The holders of the Common Shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of

Ballard, and to one vote at all such meetings in respect of each Common Share held; and

(C)

Participation upon Liquidation, Dissolution or Winding-Up: In the event of the liquidation, dissolution or winding-up of Ballard or other distribution of assets of Ballard among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares of Ballard upon such a distribution in priority to the Common Shares, be entitled to participate rateably in any distribution of the assets of Ballard; and

(iv)	by changing the province in Canada where the registered office of Ballard is situated to the Province of Alberta;
(o)

the Fund shall transfer, assign and convey to Ballard all of its assets (including the Fund Loan Promissory Note) and as consideration for such assets, Ballard shall (A) issue to the Fund such number of fully paid New Superior Shares that are equal to the number of outstanding Trust Units as at the Effective Time; and (B) assume all of the liabilities and obligations of the Fund;

(p)

the Fund shall redeem all of its outstanding Trust Units and distribute all of the New Superior Shares to Fund Unitholders on the basis of one New Superior Share for each one Trust Unit held in satisfaction of the redemption of all of the Trust Units and, upon such redemption, the Fund Unitholders shall have disposed of all the Fund Unitholders' interests as beneficiaries in the Fund;

(q)	the existence of the Fund shall terminate upon completion of the steps provided in subsections 3.1(o) and 3.1(p);
(r)

the New Superior Shares held by Dissenting Unitholders that were acquired pursuant to subsection 3.1(p) in satisfaction of the redemption of all of the Trust Units shall be, and shall be deemed to be, cancelled and the Dissenting Unitholders shall cease to have any rights as New Superior Shareholders other than the right to be paid by Ballard, in accordance with section 4.1, the fair value of the Trust Units that were redeemed in satisfaction for their New Superior Shares;

(s)

all of the issued and outstanding Ballard Redeemable Shares shall be, and shall be deemed to be, redeemed by Ballard, with payment of the aggregate redemption price therefor to be effected by Ballard distributing all of the issued and outstanding Subco Shares held by Ballard to Newco, whereupon all of the Ballard Redeemable Shares shall be, and shall be deemed to be, cancelled;

(t)	the name of Ballard shall be changed to "Superior Plus Corp." and the name of Newco shall be changed to "Ballard Power Systems Inc.";
(u)	the incumbent directors of Ballard shall, and shall be deemed to, have resigned and be replaced, as directors, by the directors of the Administrator;
(v)

the initial auditors of Newco will be KPMG LLP, who shall continue in office until the close of business of the first annual meeting of the holders of Newco Shares, and the directors of Newco are authorized to fix the remuneration of such auditors;

(w)

the auditors of Ballard will be Deloitte & Touche LLP, who shall continue in office until the close of business of the next annual meeting of the holders of New Superior Shares, and the directors of Ballard are authorized to fix the remuneration of such auditors; and

(x)

Subco shall transfer, assign and convey to Newco as a distribution upon liquidation, all of its assets and undertakings, including the Divested Assets, and as consideration for such assets and undertakings, Newco shall assume all of the liabilities of Subco, including the Assumed Obligations, and, for greater certainty, Subco shall not be dissolved as at the Effective Time as a result of the foregoing.

3.2         Effect of Redemptions and Exchanges

(a)	As a result of the exchange of Ballard Shares provided in subsection 3.1(f):
(i)	each Ballard Shareholder shall cease to be a holder of the Ballard Shares and such holder's name shall be removed from the register of holders of Ballard Shares as of the Effective Date;
(ii)

subject to section 4.2, each Ballard Shareholder whose Ballard Shares are exchanged shall become a holder of the number of Newco Shares to which such holder is entitled as a result of such exchange and such holder's name shall be added to the register of holders of Newco Shares as of the Effective Date; and

(iii)	Newco shall become the holder of all the Ballard Shares and Newco shall be added to the register of holders of Ballard Shares as of the Effective Date.
(b)	As a result of the redemption of Trust Units provided in subsection 3.1(p):
(i)	each Fund Unitholder shall cease to be a holder of Trust Units and such holder's name shall be removed from the register of holders of Trust Units as of the Effective Date; and
(ii)

subject to section 4.1, each Fund Unitholder whose Trust Units are redeemed shall become a holder of the number of New Superior Shares to which such holder is entitled as a result of such redemption and such holder's name shall be added to the register of holders of New Superior Shares as of the Effective Date.

(c)	As a result of the redemption of Ballard Redeemable Shares provided in subsection 3.1(s):
(i)	Newco shall cease to be the holder of the Ballard Shares and Newco's name shall be removed from the register of holders of Ballard Shares as of the Effective Date; and
(ii)	Newco shall become the holder of all the Subco Shares and Newco shall be added to the register of holders of Subco Shares as of the Effective Date.

ARTICLE 4

RIGHTS OF DISSENT

4.1           Rights of Dissent of Fund Unitholders

Each registered Fund Unitholder shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. The New Superior Shares held by a Dissenting Unitholder pursuant to subsection 3.1(p) that were acquired for Trust Units shall be deemed to be cancelled and such New Superior Shares shall be deemed to no longer be issued and outstanding as of the Effective Time. The Dissenting Unitholder shall, at the Effective Time, cease to have any rights as a New Superior Shareholder and shall only be entitled to be paid by Ballard the fair value of the Trust Units held by such Dissenting Unitholder immediately prior to the Effective Time. The fair value of the Trust Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Trust Units at the Meeting. Notwithstanding subsection (25) of section 190 of the CBCA, a Dissenting Unitholder shall not be entitled to withdraw the Fund Unitholder's notice of dissent in the circumstances contemplated therein. In no event shall the Fund or Ballard be required to recognize a Dissenting Unitholder as a unitholder of the Fund or a shareholder of Ballard after the Effective Time and the names of such holders shall be removed from the register of unitholders and shareholders as at the Effective Time. Fund Unitholders who have given a demand for payment which remains outstanding as at the Effective Time in accordance with the rights of dissent in respect of this Plan of Arrangement and who are ultimately not so entitled to be paid the fair value by Ballard for the Trust Units in respect of which they dissent, shall not be, or be reinstated as, unitholders of the Fund or shareholders of Ballard but for purposes of receipt of consideration shall be treated as if they had participated in this Plan of Arrangement on the same basis as a non-dissenting holder of Trust Units and accordingly shall be entitled to receive the New Superior Shares as non-dissenting holders of Trust Units are entitled to receive on the basis set forth in Article 3 of this Plan of Arrangement.

4.2            Rights of Dissent of Ballard Shareholders

Each registered Ballard Shareholder shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. The Newco Shares held by a Dissenting Shareholder pursuant to subsection 3.1(f) that were exchanged for Ballard Shares shall be deemed to be cancelled and such Newco Shares shall be deemed to no longer be issued and outstanding as of the Effective Time. The Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a Newco Shareholder and shall only be entitled to be paid by Newco the fair value of the Ballard Shares held by such Dissenting Shareholder immediately prior to the Effective Time. The fair value of the Ballard Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Ballard Shares at the Meeting. Notwithstanding subsection (25) of section 190 of the CBCA, a Dissenting Shareholder shall not be entitled to withdraw the Ballard Shareholder's notice of dissent in the circumstances contemplated therein. In no event shall Ballard or Newco be required to recognize a Dissenting Shareholder as a shareholder of Ballard or Newco after the Effective Time and the names of such holders shall be removed from the register of shareholders as at the Effective Time. Ballard Shareholders who have given a demand for payment which remains outstanding as at the Effective Time in accordance with the rights of dissent in respect of this Plan of Arrangement and who are ultimately not so entitled to be paid the fair value by Newco for the Ballard Shares in respect of which they dissent, shall not be, or be reinstated as, shareholders of Ballard or Newco but for purposes of receipt of consideration shall be treated as if they had participated in this Plan of Arrangement on the same basis as a non-dissenting holder of Ballard Shares and accordingly shall be entitled to receive the Newco Shares as non-dissenting holders of Ballard Shares are entitled to receive on the basis set forth in Article 3 of this Plan of Arrangement.

ARTICLE 5

OUTSTANDING TRUST UNIT CERTIFICATES

5.1         Rights of Fund Unitholders

From and after the Effective Time, certificates formerly representing Trust Units shall represent only the number of New Superior Shares which the former holder of such Trust Units is entitled to receive pursuant to Article 3, or in the case of Dissenting Unitholders deemed to have participated in the Arrangement pursuant to subsection 4.1, to receive the fair value of the Trust Units represented by such certificates. Holders of Trust Units shall not be entitled to any interest, dividend, premium or other payment on or with respect to the Trust Units.

ARTICLE 6

OUTSTANDING BALLARD CERTIFICATES

6.1          Rights of Ballard Shareholders

From and after the Effective Time, certificates formerly representing Ballard Shares exchanged under the Arrangement shall represent only the number of Newco Shares which the former holder of such Ballard Shares is entitled to receive pursuant to Article 3, or in the case of Dissenting Shareholders deemed to have participated in the Arrangement pursuant to subsection 4.2, to receive the fair value of the Ballard Shares represented by such certificates. Ballard Shareholders shall not be entitled to any interest, dividend, premium or other payment on or with respect to the Ballard Shares.

6.2         Rights of other Ballard Securityholders

From and after the Effective Time, certificates formerly representing Ballard DSUs, Ballard Options and Ballard RSUs shall represent only the Newco DSUs, Newco Options and Newco RSUs issued to the Ballard DSU Holders Ballard Optionholders and Ballard RSU Holders pursuant to Article 3.

ARTICLE 7

AMENDMENTS

7.1         Amendments to Plan of Arrangement

(a)

The Fund and Ballard reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to Fund Unitholders and Ballard Securityholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Fund and Ballard at any time prior to or at the Meeting (provided that the other shall have consented thereto) with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if: (i) it is consented to by each of the Fund and Ballard and (ii) if required by the Court or applicable law, it is consented to by the Fund Unitholders or the Ballard Securityholders.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of Ballard and Newco, provided that it concerns a matter which, in the reasonable opinion of Ballard and Newco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Ballard, Newco or any former Fund Unitholder or Ballard Securityholder.

APPENDIX “I”

SECTION 190 OF CBCA – DISSENT RIGHTS

190.      (1)         Right to dissent — Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to:

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;
(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;
(c)	amalgamate otherwise than under section 184;
(d)	be continued under section 188;
(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or
(f)	carry out a going-private transaction or a squeeze-out transaction.

(2)        Further right — A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1)     If one class of shares — The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3)        Payment for shares — In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4)        No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)        Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6)        Notice of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7)        Demand for payment — A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;
(b)	the number and class of shares in respect of which the shareholder dissents; and
(c)	a demand for payment of the fair value of such shares.

(8)        Share certificate — A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9)        Forfeiture — A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10)      Endorsing certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11)      Suspension of rights — On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),
(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or
(c)

the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

(12)      Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or
(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13)      Same terms — Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14)      Payment — Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15)      Corporation may apply to court — Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16)      Shareholder application to court — If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17)      Venue — An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18)      No security for costs — A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19)	Parties — On an application to a court under subsection (15) or (16),
(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and
(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20)      Powers of court — On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21)      Appraisers — A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22)      Final order — The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23)      Interest — A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24)      Notice that subsection (26) applies — If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25)      Effect where subsection (26) applies — If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or
(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26)      Limitation — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or
(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

APPENDIX “J”

NEWCO SHARE INCENTIVE PLANS

Newco will adopt the Newco Option Plan, the Newco DSUP, the Newco RSUP and the Newco SDP (collectively, the “Newco Share Incentive Plans”) which will be substantially the same as the Ballard Option Plan, the Ballard DSUP, the Ballard RSUP and the Ballard SDP, respectively.

Each of the Newco Share Incentive Plans is subject to adjustment upon the occurrence of certain events, such as a subdivision or consolidation of Newco Shares, and the issuance of any stock dividends to holders of Newco Shares, among others. Subject to any applicable approval required in the circumstances from the TSX, or any other stock exchange or securities regulatory agency, the Newco board of directors may amend or terminate any of the Newco Share Incentive Plans, as it deems necessary or appropriate. However, the Newco board of directors is not entitled to reduce the exercise price of an option granted under the Newco Option Plan. The written consent of any holder of Newco Options, Newco DSUs, or Newco RSUs outstanding under any Newco Share Incentive Plan is required if the amendment or termination of that plan adversely affects that holder's rights with respect to such security. In general, any Newco Option, Newco DSU or Newco RSU granted or issued under a Newco Share Incentive Plan is not assignable by its holders except that in the event of the holder's death it may be transferred to the holder's personal representative(s).

Newco Option Plan

The Ballard Option Plan is comprised of three stock option plans: a 1997 Option Plan, a 2000 Option Plan and a 2002 Option Plan, as well as a special-purpose Ballard/BGS Option Exchange Plan. The provisions of the 1997 Option Plan, the 2000 Option Plan and the 2002 Option Plan are substantially the same, with the exception that the 1997 Option Plan prohibits the granting of additional options thereunder. The special-purpose Ballard/BGS Option Exchange Plan supports Ballard options issued in respect of options previously issued with respect to one of our subsidiaries, Ballard Generation Systems Inc. A maximum of 10,096,108 Ballard Shares have been reserved and authorized for issuance under the Ballard Option Plan. As of November 12, 2008, a total of 7,491,920 Ballard Shares remained reserved for issuance under the Ballard Option Plan, as 1,168,597 Ballard Shares had been issued upon exercise of options granted under the Ballard Option Plan and 1,435,591 options had expired with the Ballard Shares reserved for issuance upon exercise of such options no longer being reserved under the Ballard Option Plan. Of the remaining 7,491,920 Ballard Shares reserved for issuance, 5,255,610 Ballard Shares were reserved for issuance on the exercise of then outstanding Ballard Options and a total of 2,236,310 Ballard Shares remain reserved for issuance under Ballard Options that may be granted in the future (94,118 of which are only available in respect of options issued under the Ballard/BGS Option Exchange Plan). If the Option Resolution is approved, the number of Ballard Shares reserved for issuance under the 2002 Option Plan will be reduced by 1,250,000 Ballard Shares, resulting in 986,310 Ballard Shares remaining reserved for issuance under Ballard Options that may be granted in the future (94,118 of which are only available in respect of options issued under the Ballard/BGS Option Exchange Plan).

The Newco Option Plan will also be comprised of three stock option plans: a 1997 Option Plan, a 2000 Option Plan and a 2002 Option Plan, as well as a special-purpose BGS Option Exchange Plan, each having substantially the same terms and conditions as the corresponding Ballard plan (including, if the Option Resolution is approved, the reduced number of Newco Shares reserved for issuance for future stock option grants).

All grants of Newco Options are made by the Newco board of directors, on the recommendation of Newco’s chief executive officer and Newco’s Management Development, Nominating & Compensation Committee. All officers and employees of Newco and its subsidiaries will be eligible to participate in the Newco Option Plan. Former Ballard employees who have been transferred to AFCC Automotive Fuel Cell Cooperation Corp. (the “Transferred Employees”) will be permitted to participate in the Newco Option Plan to a limited extent, for so long as they remain employees of AFCC Automotive Fuel Cell Cooperation Corp. Although new Newco Options may not be granted to Transferred Employees under the plan, Newco Options will be granted to Transferred Employees to replace their existing Ballard Options pursuant to the Arrangement.

The exercise price of a Newco Option will be determined by the Newco board of directors and is to be no less than the closing price per share of Newco Shares on the TSX on the last trading day before the day the Newco Option is granted.

Newco Options may have a term of up to 10 years from the date of grant, and unless otherwise determined by the Newco board of directors, will vest in equal amounts on the first, second and third anniversaries of the date of grant. Vesting of Newco Options may be accelerated in certain cases. If an “accelerated vesting event” occurs, any outstanding Newco Option may be exercised at any time before the 60th day after such event. An accelerated vesting event occurs when: a person makes a take-over bid that could result in that person acquiring at least two-thirds of Newco’s Shares; any person or persons acting in concert acquire at least two-thirds of Newco’s Shares; a person purchases all or substantially all of Newco’s assets; or Newco joins in any business combination that results in Newco’s shareholders owning one-third or less of the voting shares of the combined entity.

The number of Newco Shares reserved for issue: to any person under the Newco Option Plan may not exceed five percent of the Outstanding Issue (as defined in the plans); to insiders of Newco, as a group, under the Newco Option Plan and any other share compensation arrangements may not exceed 10% of the Outstanding Issue; to any insider of Newco or his or her associates, under the Newco Option Plan and any other share compensation arrangements of Newco within a one-year period may not exceed five percent of the Outstanding Issue. Generally, an optionee has either 30 or 90 days to exercise a Newco Option after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Newco, as the case may be, except that more time is allowed (subject to the Newco Option's expiry date) in the case of the optionee's death, retirement or disability.

Newco Share Distribution Plan

The Ballard SDP is comprised of two share distribution plans: the 2000 Share Distribution Plan and the 2003 Share Distribution Plan. A maximum of 6,300,000 Ballard Shares have been reserved and authorized for issuance under the Ballard SDP (500,000 under the 2000 Share Distribution Plan and 5,800,000 under the 2003 Share Distribution Plan). As of November 12, 2008, a total of 4,031,220 Ballard Shares had been issued under the Ballard SDP, a total of 1,425,878 Ballard Shares had been reserved under the Ballard SDP for issuance upon the future redemption or conversion of outstanding Ballard DSUs and Ballard RSUs, leaving a total of 842,902 Ballard Shares that may be issued in the future under the Ballard SDP. If the Option Resolution is approved, the number of Ballard Shares reserved for issuance under the Ballard SDP will be increased by 1,250,000 Ballard Shares to 7,550,000 Ballard Shares, of which 2,092,902 Ballard Shares that may be issued in the future under the Ballard SDP.

The Newco SDP will also be comprised of two share distribution plans: the 2000 Share Distribution Plan and the 2003 Share Distribution Plan, each having substantially the same terms and conditions as the corresponding Ballard plan (including, if the Option Resolution is approved, the increased number of Newco Shares reserved for issuance under the Newco SDP).

The Newco SDP permits Newco Shares to be issued to employees, officers and directors of Newco and its subsidiaries and to Transferred Employees to satisfy the redemption of Newco RSUs. All issuances of Newco Shares under the Newco SDP are made by the Newco board of directors, on the recommendation of Newco’s chief executive officer and Newco’s Management Development, Nominating & Compensation Committee. The purposes of grants under the Newco SDP are to: annually recognize, in accordance with Newco’s bonus plans, contributions made by the recipients; satisfy directors' annual retainers, including redemption of Newco DSUs issued pursuant to the Newco DSUP; satisfy any redemption of Newco DSUs issued pursuant to the Newco DSUP; enable us to satisfy any redemption of any Newco RSUs issued pursuant to our Newco RSUP; enable Newco to attract key employees by issuing Newco Shares as a signing bonus; and enable Newco to settle contractual amounts payable as a result of termination or statutory severance payments owing to employees which would otherwise be payable in cash.

The issue price of the Newco Shares granted under the Newco SDP must not be less than the last closing price per share for Newco Shares on the TSX or NASDAQ on the date that the Newco board of directors approves the issuance, or a price otherwise determined by the Newco board of directors.

The number of Newco Shares that may be issued under the Newco SDP: to Newco’s insiders, may not exceed 10% of the Outstanding Issue (as defined in the plan) at that time; and to any one insider and his or her associates, within a one-year period, may not exceed five percent of the Outstanding Issue at that time.

The number of Newco Shares that may be issued under the Newco SDP to directors (other than directors who are also officers of Newco or any of its subsidiaries) cannot exceed 200,000 Newco Shares.

Newco Deferred Share Unit Plans

The Ballard DSUP is comprised of two deferred share unit plans, one for Ballard’s directors and one for Ballard’s executive officers. As of November 12, 2008, a total of 132,820Ballard Shares had been issued under the Ballard DSUP, and a total of 333,066 Ballard Shares had been reserved for issue under the Ballard SDP for the redemption of any then outstanding Ballard DSUs.

The Newco DSUP will also be comprised of two deferred share unit plans, having substantially the same terms and conditions as the corresponding Ballard plan.

A Newco DSU is a notional Newco Share having the same value as one Newco Share at the time of grant. The Newco DSU, however, cannot be redeemed until such time as the director leaves the Newco board of directors or the executive officer ceases to work for Newco, and its value on redemption will be based on the value of Newco Shares at that time. The Newco DSUP provides the financial equivalent of an ongoing equity interest in Newco through Newco’s directors’ and executive officers’ periods of service to Newco. Newco Shares reserved under the Newco SDP or a successor plan will be used to satisfy the redemption of Newco DSUs issued pursuant to the Newco DSUP.

Under the Newco DSUP, each independent outside director elects annually the proportion (zero to 100%) of his or her annual retainer that he or she wishes to receive in Newco DSUs or Newco Shares. Under the Newco DSUP, Newco DSUs are granted at the election of each executive officer of Newco who is eligible (as determined by the Newco board of directors) in partial or full payment of his or her annual bonus, which otherwise is paid in Newco Shares. The Newco DSUP also provides for the grant of Newco DSUs as required by the Plan of Arrangement.

Newco DSUs are credited to an account maintained for each eligible person by Newco. The number of Newco DSUs to be credited to an eligible person are determined on the date set by the Newco board of directors by dividing the amount of eligible remuneration to be deferred into Newco DSUs by the fair market value per Newco Share on that date, being a price not less than the closing sale price per share at which Newco Shares are traded on the TSX or NASDAQ on the relevant date. On any date on which a dividend is paid on Newco Shares, an eligible person's account will be credited with the number of Newco DSUs calculated by (i) multiplying the amount of the dividend per Newco Share by the aggregate number of Newco DSUs that were credited to that account as of the record date for payment of the dividend, and (ii) dividing the amount obtained in (i) by the fair market value (determined as set out above) of Newco Shares on the date on which the dividend is paid.

A departing director or executive officer may receive Newco Shares in respect of the Newco DSUs credited to that person's account (at the ratio of one Newco Share per Newco DSU, subject to the deduction of any applicable withholding tax in the case of an eligible person who is a United States citizen or resident for the purpose of United States tax).

Newco Restricted Share Unit Plan

The Ballard RSUP is a restricted share unit plan under which, as of November 12, 2008, a total of 388,509 Ballard Shares had been issued and a total of 1,092,812 Ballard Shares had been reserved for issuance upon the conversion of any then outstanding Ballard RSUs. The Newco RSUP will have substantially the same terms and conditions as the Ballard RSUP.

The Newco RSUP recognizes the contributions of employees of Newco and its subsidiaries and provides an incentive which will align their interests with those of Newco’s shareholders. The Newco RSUP also provides for the grant of Newco RSUs as required by the Plan of Arrangement. The vesting of Newco RSUs issued under the Newco RSUP occurs up to three years from the date of issuance, subject to the achievement of any performance criteria which may be set by the Newco board of directors and to earlier vesting upon the occurrence of any Accelerated Vesting Event (as defined in the Newco RSUP). Each Newco RSU is convertible into one Newco Share, which will be issued under the Newco SDP or a successor plan.

All Newco RSUs awarded to a participant under the Newco RSUP, including those issued as required by the Plan of Arrangement, will expire, and the participant will no longer be entitled to receive any Newco Shares upon conversion of those Newco RSUs, on the last day on which the participant works for Newco or any of its subsidiaries (or, in the case of a Transferred Employee (as defined in the Newco RSUP), AFCC Automotive Fuel Cell Cooperation Corp. or its subsidiaries) except that, in the event of the participant's death or total disability, the performance criteria and conditions specified in the participant's award of Newco RSUs will, unless otherwise specified in the award, be deemed satisfied and the Newco RSUs will be converted into Newco Shares).